Form 40-F
period 2002-12-31
IPSCO INC
filed 2003-04-02
CIK 879933

================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

                ANNUAL REPORT PURSUANT TO SECTION 13 (a) OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2002    Commission File Number: 001-14568


                                   IPSCO INC.
             (Exact name of Registrant as specified in its charter)


                                     CANADA
        (Province or other jurisdiction of incorporation or organization)

                            3312/3315/3317/3325/3399
            (Primary Standard Industrial Classification Code Numbers)


                   P.O. BOX 1670, REGINA, SASKATCHAWAN, CANADA
                            TELEPHONE: (306) 924-7700
   (Address and telephone number of Registrant's principal executive offices)


      MR. GEORGE VALENTINE, VICE PRESIDENT AND GENERAL COUNSEL, IPSCO INC.
            650 WARRENVILLE ROAD, SUITE 500, LISLE, ILLINOIS 60532,
                            TELEPHONE: (630) 810-4800
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Common Shares

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
TITLE OF EACH CLASS: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

     [X] Annual information form        [X] Audited annual financial statements

NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

          47,667,487 Common Shares outstanding as of December 31, 2002

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

          Yes   [_]                             No      [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

          Yes   [X]                             No      [_]

UNDERTAKING

IPSCO Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONTROLS AND PROCEDURES

IPSCO Inc. maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in IPSCO Inc.'s filings under the Securities Exchange Act of 1934, as amended, is reported within the time periods specified in the Securities and Exchange Commission's rules and forms. IPSCO Inc.'s principal executive and financial officers have evaluated IPSCO Inc.'s disclosure controls and procedures within 90 days of the filing of this Annual Report on Form 40-F and have concluded that such disclosure controls and procedures are effective for the purpose for which they were designed.

Subsequent to the date of such evaluation, there were no significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

SIGNATURES


Pursuant to the requirements of the Exchange Act, IPSCO Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 1st day of April, 2003

                                   IPSCO Inc.

                                   By:  /s/ Robert L. Ratliff
                                   Robert Ratliff,
                                   Vice President and Chief Financial Officer

                                  CERTIFICATION
                   (Section 302 - Sarbanes-Oxley Act of 2002)

I, David Sutherland, President and Chief Executive Officer of IPSCO Inc., certify that:

1.       I have reviewed this annual report on Form 40-F of IPSCO Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 1st day of April, 2003.

/s/ David Sutherland
David Sutherland
President and Chief Executive Officer, IPSCO Inc.

                                  CERTIFICATION
                   (Section 302 - Sarbanes-Oxley Act of 2002)

I, Robert Ratliff, Vice President and Chief Financial Officer of IPSCO Inc., certify that:

1.       I have reviewed this annual report on Form 40-F of IPSCO Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 1st day of April, 2003.

/s/ Robert L. Ratliff
Robert Ratliff
Vice President and Chief Financial Officer, IPSCO Inc.

Documents filed as part of this report:

1.                Annual Information Form of IPSCO Inc. dated February 28, 2002

2. Consolidated Financial Statements for the fiscal years ended December 31, 2002 and 2001 including U.S. GAAP reconciliation note, together with the auditors' report thereon

3. Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002



                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------

23.1              Consent of Independent Auditors

99.1              Certifications Pursuant to Section 906 of the Sarbanes-Oxley
                  Act of 2002