Form 40-F/A
period 2002-12-31
IPSCO INC
filed 2003-09-15
CIK 879933

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 40-F/A

                                (Amendment No. 1)

Annual report pursuant to section 13 (a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002      Commission File Number: 0-19661

                                   IPSCO Inc.
             (Exact name of Registrant as specified in its charter)

                                     CANADA
        (Province or other jurisdiction of incorporation or organization)

                                 3310/3317/3390
            (Primary Standard Industrial Classification Code Numbers)

     P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7, Telephone:
                                 (306) 924-7700
   (Address and telephone number of Registrant's principal executive offices)

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

    [_] Annual information form          [X] Audited annual financial statements

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

    Yes [X]                              No [_]

Explanatory Note

By this Amendment No. 1, IPSCO Inc. amends its annual report on Form 40-F (the "Original Form 40-F") for the fiscal year ended December 31, 2002 to replace the audited consolidated financial statements and notes contained therein, together with the report of the auditors thereon set forth in Exhibit 20.2 to the Original Form 40-F with the revised audited consolidated financial statements and notes thereto as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, together with the report of the auditors thereon attached as Exhibit 99.1 to this Amendment No. 1. The only change made to such consolidated financial statements is the inclusion of Note 23 that provides additional detail regarding the financial position, results of operations and cash flows of the subsidiaries of IPSCO Inc. that provided guarantees of the obligations of IPSCO Inc. under IPSCO Inc.'s $200,000,000 8 3/4% Senior Notes due 2013 that were issued on June 18, 2003. The expanded financial information in Note 23 with respect to such subsidiary guarantors is provided in accordance with Rule 3-10 of Regulation S-X.

In addition, and pursuant to the rules of the Securities and Exchange Commission, IPSCO Inc. is including with this Form 40-F/A certain currently dated certifications. No other changes have been made to the Original Form 40-F and this Form 40-F/A does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above and reflected below.

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

Signatures

Pursuant to the requirements of the Exchange Act, IPSCO Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 15th day of September, 2003

                                      IPSCO Inc.


                                      By: /s/ ROBERT RATLIFF
                                      Robert Ratliff,
                                      Vice President and Chief Financial Officer

Documents filed as part of this Amendment No. 1:

1. Consolidated Financial Statements as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, together with the auditors' report thereon

                                  Exhibit Index

Exhibit No.    Description

23.1           Consent of Independent Auditors

31.1 Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of David Sutherland, President and Chief Executive Officer of IPSCO Inc.

31.2 Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Robert Ratliff, Vice President and Chief Financial Officer of IPSCO Inc.

32.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of David Sutherland, President and Chief Executive Officer of IPSCO Inc.

32.2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Robert Ratliff, Vice President and Chief Financial Officer of IPSCO Inc.

99.1 Consolidated Financial Statements as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, together with the auditors' report thereon