Form 40-F
period 2003-12-31
IPSCO INC
filed 2004-04-02
CIK 879933

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

[_] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934


[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934


For the fiscal year ended December 31, 2003      Commission File Number: 0-19661

                                   IPSCO INC.
             (Exact name of Registrant as specified in its charter)


                                     CANADA
        (Province or other jurisdiction of incorporation or organization)

                                 3310/3317/3390
            (Primary Standard Industrial Classification Code Numbers)

                                   98-0077354
             (I.R.S. Employer Identification Number (if applicable))

               P.O. BOX 1670, REGINA, SASKATCHEWAN, CANADA S4P 3C7
                            TELEPHONE: (306) 924-7700
   (Address and telephone number of Registrant's principal executive offices)

 MR. GEORGE VALENTINE, VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY,
               IPSCO INC. 650 WARRENVILLE ROAD, SUITE 500, LISLE,
                    ILLINOIS 60532, TELEPHONE: (630) 810-4800

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

          47,940,907 Common Shares outstanding as of December 31, 2003


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

                Yes [_]                   No [X]

This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant's Registration Statement on Form S-8 (File No. 333-11732) under the Securities Act of 1933.

CONTROLS AND PROCEDURES


IPSCO Inc. ("IPSCO") maintains disclosure controls and other procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's (the "Commission") rules and forms. IPSCO's principal executive and financial officers evaluated the effectiveness of IPSCO's disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective for the purpose for which they were designed as of the end of such period.

During the fiscal year ended December 31, 2003, there were no changes in IPSCO's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, IPSCO's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of IPSCO has determined that IPSCO has more than one "audit committee financial expert" serving on its Audit Committee and has named Mr. D. Murray Wallace, Chairman of the Audit Committee, as its audit committee financial expert. Mr. Wallace is, as are all members of the Board of Directors of IPSCO other than the President and Chief Executive Officer, "independent" as such term is defined in the New York Stock Exchange Listed Company Manual.

CODE OF ETHICS

IPSCO has a Code of Business Conduct as well as a Conflicts of Interest Policy applicable to all directors, officers and employees of the Company that, together, constitute a "code of ethics" as set forth in the Commission's rules. Both the Code of Business Conduct and the Conflicts of Interest Policy may be viewed on IPSCO's website (WWW.IPSCO.COM). During the period covered by this report there have been no amendments to, nor waivers of, either the Code of Business Conduct or the Conflicts of Interest Policy applicable to IPSCO's principal executive officer, principal financial officer or principal accounting officer. In the event IPSCO makes any amendment to, or grants any waiver of, a provision of the Code of Business Conduct or the Conflicts of Interest Policy, that applies to the noted officers and that requires disclosure under applicable Commission rules, ISPCO intends to disclose such amendment or waiver, the nature of and reasons for it, along with the name of the person to whom it was granted and the date on its internet website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP ("E&Y") has served as the principal accountant for the audit of IPSCO's annual financial statements since April 1991. The aggregate amounts billed by E&Y to IPSCO for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below.

AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of IPSCO, ending December 31, 2002 and December 31, 2003, for professional services rendered by E&Y for the audit of its annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements for those fiscal years are $771,400 and $927,300, respectively.

AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of IPSCO, ending December 31, 2002 and December 31, 2003, for assurance and related services by E&Y primarily in the nature of the audit of IPSCO Enterprises Inc.'s Retirement Savings and Profit Sharing Plan (401K) and assistance with IPSCO's Sarbanes-Oxley Act Section 404 Compliance Project were $16,300 and $83,500 respectively. IPSCO's Audit Committee approved all of the noted services.

TAX FEES: The aggregate fees billed for each of the last two fiscal years of IPSCO, ending December 31, 2002 and December 31, 2003, for professional services rendered by E&Y for tax compliance, tax advice and tax planning, primarily in the nature of review of tax returns and audits, income tax research and consultation with respect to tax restructuring and planning opportunities, calculation of accounting method change, review of certain earnings and profit calculations for 1992 to 2002 and other miscellaneous tax services were $738,800 and $381,900, respectively. IPSCO's Audit Committee approved all of the noted services.

ALL OTHER FEES: Except as noted above, there were no other fees billed to IPSCO for each of the last two fiscal years ending December 31, 2002 and December 31, 2003 by E&Y.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES: IPSCO's "Pre-Approval of External Auditor Services" policy (the "Policy") describes the conditions upon which IPSCO may engage its external auditors for audit, audit-related, tax and other non-audit services. The Policy is reviewed and approved annually by IPSCO's Audit Committee. All services provided by the external auditor must be pre-approved by the Audit Committee prior to engagement. With respect to audit services, in the normal course, the Chief Financial Officer (the "CFO") will annually present proposed audit services and audit-related services to the Audit Committee. Similarly, the CFO may annually present proposed, permissible non-audit services for approval to the Audit Committee. Once the Audit Committee has formally approved the proposed annual audit, audit-related and permissible non-audit fees, the Audit Committee must further approve any increase to such fees. Except as expressly permitted by the Commission's rules regarding auditor independence, IPSCO will not engage the auditor to provide non-audit services in the form of bookkeeping or other services relating to the accounting records or financial statements of IPSCO; financial information systems design and implementation; appraisal evaluation services, fairness opinions or contribution-in-kind reports; actuarial services; internal auditing outsourcing services; management functions or human resources; broker or dealer, investment adviser or investment banking services; legal services and expert services unrelated to the audit; or any other services that the United States Public Company Accounting Oversight Board determines, by regulation, is impermissible.

Management is required to track total audit and non-audit service expenditures. IPSCO's internal audit function provides semi-annual reports to the Audit Committee that summarize the total budgeted audit fees, detail permissible non-audit services over US$5,000 and note the total expenditures for permissible non-audit services.

The Chair of the Audit Committee has the authority to pre-approve audit, audit-related and non-audit services, other than the annual audit fee, on the Audit Committee's behalf. All pre-approvals made by the Chair are presented to the Audit Committee at its next meeting for ratification.

In the event the Audit Committee or its designate approves a permissible non-audit service to be performed by the auditor, IPSCO will disclose such approval in its period reports required by section 13(a) of the Exchange Act.

OFF-BALANCE SHEET ARRANGEMENTS

IPSCO's only off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on IPSCO's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors are related to the sale and leaseback of certain equipment and letters of credit. The sale and leaseback arrangements originally totaled $173 million, the most significant being the $150 million sale and leaseback of the Montpelier Steelworks meltshop and caster, completed in 2000. IPSCO has an option, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the lease term for the fair market value of the equipment, subject to a residual guarantee of $37.5 million. For Canadian GAAP purposes this transaction was treated as a sale, and the subsequent lease payments as operating expenses. For U.S. GAAP purposes this transaction was recorded as a financing lease, with no recognition of the disposal of the assets.

IPSCO has letters of credit outstanding totaling $13.3 million at December 31, 2003 and $12.1 million at December 31, 2002.

CONTRACTUAL OBLIGATIONS


Contractual Obligations ($ millions)                          Payments Due by Period

                                          Total      Less than     1-3 years      4-5 years      After 5
                                                      1 year                                      years

Long-term debt                             436          34            135            57            210

Operating leases                           208          25            58             36             89

Service and supply contracts               298          63            118            51             66
                                       ---------------------------------------------------------------------
Total contractual cash obligations         942          122           311            144           365
                                       =====================================================================


AUDIT COMMITTEE

IPSCO has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Ms. Juanita H. Hinshaw and Messrs. Michael A. Grandin, Allan
S. Olson, Arthur R. Price, D. Murray Wallace and John B. Zaozirny. Mr. Wallace chairs the Audit Committee.


DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

PRESIDING DIRECTOR AT MEETINGS OF NON-MANAGEMENT DIRECTORS

IPSCO schedules regular executive sessions in which IPSCO's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. The Chairman of IPSCO's board of directors serves as the presiding director (the "Presiding Director") at such sessions.

COMMUNICATION WITH NON-MANAGEMENT DIRECTORS

Shareholders may send communications to IPSCO's non-management directors by writing to the Presiding Director, c/o George Valentine, Vice President, General Counsel and Corporate Secretary, IPSCO Inc., P.O. Box 1670, Regina, Saskatchewan, Canada S4P 3C7. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

CORPORATE GOVERNANCE GUIDELINES

In accordance with Section 303A.09 of the NYSE Listed Company Manual, IPSCO has adopted a set of corporate governance guidelines, which are posted on IPSCO's website (WWW.IPSCO.COM).

BOARD COMMITTEE CHARTERS

The charters of IPSCO's Audit Committee, Governance and Compliance Committee and Management Resources and Compensation Committee are each available for viewing on IPSCO's website (WWW.IPSCO.COM)., and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: George Valentine, Vice President, General Counsel and Corporate Secretary, IPSCO Inc., P.O. Box 1670, Regina, Saskatchewan, Canada S4P 3C7.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


UNDERTAKING

IPSCO undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of IPSCO shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.


                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, IPSCO certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.


Dated this 2nd day of April, 2004.

                                      IPSCO Inc.

                                      By:  /s/ Robert L. Ratliff
                                      Robert Ratliff,
                                      Vice President and Chief Financial Officer

Documents filed as part of this report:


1.       Annual Information Form of IPSCO Inc. dated March 3, 2004

2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003

3. Consolidated Financial Statements for the fiscal years ended December 31, 2003 and 2002 including U.S. GAAP reconciliation note, together with the auditors' report thereon



                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

23.1              Consent of Independent Auditors

31.1 Certification of President and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Vice President and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of President and Chief Executive Officer and of Vice President and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   IPSCO INC.



                             ANNUAL INFORMATION FORM

                              (as of March 3, 2004)





                                [GRAPHIC OMITTED]
                                 [LOGO - IPSCO]



Registered Head Office                          Operational Head Office
P.O. Box 1670, Armour Road                      650 Warrenville Road, Suite 500
Regina, Saskatchewan S4P 3C7                    Lisle, Illinois 60532
1-800-667-1616                                  1-877-594-7726
www.ipsco.com

THE COMPANY

NAME AND INCORPORATION

         IPSCO Inc. (the "Company" or "IPSCO") was incorporated by certificate of incorporation under the laws of Saskatchewan on July 13, 1956 and was continued by articles of continuance under the Canada Business Corporations Act on January 28, 1977. Originally known as Prairie Pipe Manufacturing Co. Ltd., the name of the Company was changed to Interprovincial Steel and Pipe Corporation Ltd. on August 26, 1960. On April 2, 1984, the Company changed its name to IPSCO Inc.

INTERCORPORATE RELATIONSHIPS

         The following corporate organization chart shows IPSCO's principal subsidiaries, each of which is 100% owned, and their jurisdictions of incorporation.


                                [GRAPHIC OMITTED}

                                   IPSCO INC.
                              (CANADA CORPORATION)


CANADIAN SUBSIDIARIES                                 UNITED STATES SUBSIDIARIES
---------------------                                 --------------------------

IPSCO Direct Inc.                                     IPSCO Construction Inc.
(Alberta Corporation)                                 (Alabama Corporation)

IPSCO Recycling Inc.                                  IPSCO Enterprises Inc.
(Canada Corporation)                                  (Delaware Corporation)

IPSCO Sales Inc.                                      IPSCO Investments Inc.
(Canada Corporation)                                  (Delaware Corporation)

IPSCO Saskatchewan Inc.                               IPSCO Minnesota Inc.
(Canada Corporation)                                  (Delaware Corporation)

General Scrap Partnership                             IPSCO Sales Inc.
(Saskatchewan General Partnership)                    (Delaware Corporation)

Western Steel Limited                                 IPSCO Steel Inc.
(British Columbia Corporation)                        (Delaware Corporation)

                                                      IPSCO Steel (Alabama) Inc.
                                                      (Alabama Corporation)

                                                      IPSCO Texas Inc.
                                                      (Delaware Corporation)

                                                      IPSCO Tubulars Inc.
                                                      (Delaware Corporation)

                                                      IPSCO Alabama Ltd.
                                                      (Alabama Limited
                                                      Partnership)

                                                      General Scrap Inc.
                                                      (Delaware Corporation)

         In this Annual Information Form, unless otherwise indicated, a reference to the "Company" or "IPSCO" includes IPSCO Inc. and its subsidiaries. Reference to "dollars," "$" and "US$" are to United States dollars and reference to "CDN$" are to Canadian dollars. Estimates of imports and other market statistics are derived from a variety of external sources including the American Iron and Steel Institute, the Canadian Steel Producers Association and certain government agencies and should not be relied on as being fully accurate but rather indicative of trends and relative sizes. When the United States and Canada are referred to together, the import figures include amounts coming into the two countries from other than the United States and Canada.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY - SIGNIFICANT EVENTS OF 2001, 2002 AND 2003

2001

         IPSCO achieved sales of $931 million including $27 million of revenue recorded by the new Mobile Steelworks during start up. Sales were 2% lower than the prior year primarily due to price attrition resulting from the prior year's excess supply condition, including imports. Net income of $38.9 million dropped 33% and net income available to common shareholders of $27.4 million dropped 42% from the prior year's results.

         The Company produced 2,414,000 tons of liquid steel of which 379,000 tons were produced at the new Mobile Steelworks and 967,000 tons at Montpelier. Total tons sold were a record 2,435,000, a 9% increase over 2000. Steel mill products comprised 64% of the total shipped while energy tubulars, large diameter pipe, and non-energy tubulars were 36% of shipments. IPSCO increased its U.S. market penetration as shipments to U.S. customers climbed 21% to 1,570,000 and accounted for 64% of total tons shipped.

         Since its startup in 1997, the Montpelier Steelworks has required substantial modifications due to original equipment unreliability and the plant's failure to meet contracted output. The non-performance of Montpelier's equipment and turnkey contractor was the subject of a civil suit settled out of court in mid-2001. IPSCO settled all claims and counter claims for $49 million, paid by the contractor, of which $39 million was recorded to income as a non-recurring item. Late in the year management undertook a 17-day maintenance shutdown to modify original equipment and remedy turnkey deficiencies. Capital spending for the year at Montpelier was $13.1 million.

         In 2001, a non-cash charge of $10 million was recorded to adjust the carrying value of assets held for sale to their estimated net realizable value.

         The Company raised $15 million from the sale and leaseback of its coil processing equipment in Houston, Texas. The sale-leaseback was completed in two parts, with $10 million received in June and $5 million in September.

         The average unit-selling price for IPSCO products dropped almost 10% from $421 per ton in the prior year to $380 per ton in 2001. Fourth quarter prices were $366 per ton and reflected the lowest prices in decades. The price reductions were related to a general slowdown in the North American economy and excess supply. The price and volume of imports and the subsequent injury to U.S. producers became the subject of a U.S. Section 201 trade investigation.

         The Company increased its reserve for bad debts by $4 million to reflect conditions in the market.

2002

         IPSCO achieved sales of $1.08 billion, which were 20% higher than the prior year and reflect the significantly higher shipments made from the Mobile Steelworks, as well as continued market penetration by IPSCO coil processing facilities opened over the past few years. Net income of $20.3 million dropped $18.6 million or 48% and net income available to common shareholders was $8.9 million, down 68% from the $27.4 million recorded in 2001. In 2002, the Company successfully completed the sale of certain non-productive assets and recorded associated pre-tax income of $6.5 million.

         IPSCO's average unit selling price declined to $369 per ton in 2002 from $380 per ton in 2001, primarily due to changes in product mix (a higher percentage of steel mill products compared to tubular products), but also due to continued price competition.

         The Company produced 3,007,000 tons of liquid steel of which 2,046,000 were produced in the United States. Total tons sold were a record 2,897,000, a 19% increase over 2001. Shipments of 2,115,000 tons of steel mill products were 73% of total tons sold and surpassed those of a year earlier by 35%. Approximately 27% of the Company's total shipments in 2002 were tubular products, down from about 36% in 2001, reflecting the impact of both the Mobile Steelworks ramp-up and a slow market for many tubular product lines.

         Shipments to U.S. customers reached 2,126,000 tons, over 73% of the total, while Canadian based customers accounted for 771,000 tons, about 27%. Despite growth in the Company's total shipments, Canadian shipments were 11% below that of 2001, indicating that the U.S. market continued to provide the growth in sales.

         The Company completed two key financing initiatives in the year. In February, the Company completed a common stock issue of 6.5 million shares for net cash proceeds of $90.7 million. Proceeds were used to pay down revolving bank line borrowings. In addition, the Company renegotiated an increase to its debt ratio covenant from .45 to .50 under its bank facility and obtained a committed $50 million, 364 day facility to improve its financial flexibility.

         In March 2002, as a result of the Section 201 investigation, President Bush announced tariffs (ranging from 8% to 30%) and quotas on many key steel products. Canada was excluded from this action. Anticipating the diversion of imported steel to Canada from countries affected by the remedies, the Company and other Canadian steel producers began discussions with the Canadian government regarding the implementation of a similar safeguard action.

         Industry consolidation was accelerated with the emergence of International Steel Group ("ISG"), which purchased the steelmaking assets of LTV and Acme Steel out of Chapter 11 proceedings. ISG is currently pursuing additional acquisitions in the sector. Other integrated producers may follow the new business model used by ISG as a way to purchase assets cheaply, shed legacy costs, and reduce manpower requirements to become more competitive.

2003

         IPSCO achieved sales of $1.3 billion, which were 20% higher than 2002. Net income of $12.4 million dropped $7.9 million or 39%. Net income attributable to common shareholders was $0.3 million, down $8.6 million from $8.9 million.

         IPSCO's average unit selling price increased to $413 per ton in 2003 from $369 per ton in 2002, primarily due to higher unit prices and an improved product mix.

         The Company produced 3,217,000 tons of liquid steel of which 2,214,000 were produced in the United States. Total tons sold were a record 3,137,000, an 8% increase over 2002. Steel mill products (discrete plate, cut plate and hot rolled coil) comprised 70% of the total shipped. Energy tubulars, large diameter pipe and non-energy tubulars were about 30% of shipments, reflecting stronger western Canadian drilling activity. Shipments to U.S. customers were 2,199,000 tons, 70% of the total. Canadian based customers accounted for 938,000 tons, or 30% of total tons shipped. Most of the growth in shipments was in the tubular products lines.

         In June the Company raised $200 million from the sale of senior unsecured notes due June 1, 2013. The Company used a portion of the net proceeds of this offering to repay debt under its credit facility, and will use the remainder of the net proceeds to redeem certain notes and for general corporate purposes.


SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

         The Company made no significant acquisitions or dispositions in 2003.

TRENDS

         Risks and uncertainties applicable to the Company are discussed in "Narrative Description of the Business" below and in the "Management Discussion and Analysis" section of the Company's 2003 Annual Report.


NARRATIVE DESCRIPTION OF THE BUSINESS

GENERAL

         The Company is a North American steel producer with facilities and process equipment located at 12 sites throughout Canada and the United States. IPSCO operates within a single business segment which is the production of steel and sale of primary and secondary manufactured steel products such as carbon steel slabs, discrete plate and coil, cut plate, and finished tubular products. The bulk of IPSCO's capital is invested in steel mill and finishing facilities.

         The output of the steel facilities is either sold directly to third parties in the as-produced condition or used in IPSCO operations, which further fabricate the steel for sale to third parties. As steelmaking facilities comprise the bulk of the Company's capital investment, the Company attempts to earn the best overall return on the available steel by allocating it to the products that command the best return from the business. Shifts in the price, cost and demand for specific products will affect their ability to contribute to overall financial results. Swings in demand between products and product groups may occur on a frequent basis as the Company adjusts its production and sales plans to take these into account.

         The Company produces steel in three North American steelworks: Regina, Saskatchewan; Montpelier, Iowa; and Mobile, Alabama. All three steelworks use electric arc furnace technology to convert scrap steel into liquid steel. Each steelworks casts the liquid steel into slabs and hot rolls the slabs into various grades of discrete plate or coil. The plate and coil can be sold directly to customers or may be further processed within IPSCO's downstream facilities. Five coil processing locations produce cut plate and sheet to customer requirements. Pipe mills at six locations use coil feedstock to produce tubular products that range from one and one-half inches up to 16 inches in diameter ("small diameter"), and 16 inches through 80 inches in diameter ("large diameter").

         IPSCO currently has over 600 active customers spanning a large number of applications. IPSCO produces steel plate and sheet in an assortment of widths, lengths, gauges and grades used to make railroad cars, barges and ships; industrial, construction and farm equipment; storage tanks, bridges, structural poles and a host of additional products. Tubular products include oil and gas well casing and tubing ("oil country tubular goods" or "OCTG"); pipe for transporting oil and gas from wells, transmitting oil and/or gas long distances and for final distribution to end-customers ("line pipe"); pipe for low pressure water and air distribution; water and sewage transmission pipe; and tubular products for building and construction applications, most often in square or rectangular cross-sections ("hollow structural sections", "HSS" or "structural tubing").

PRINCIPAL PRODUCTS AND SERVICES

         The following chart describes the Company's principal products, principal markets and methods of distribution:

-------------------------------------------------------------------------------------------------------------

      PRINCIPAL PRODUCT GROUPS                PRINCIPAL MARKETS              PRIMARY DISTRIBUTION METHODS
      ------------------------                -----------------              ----------------------------

-------------------------------------------------------------------------------------------------------------
STEEL MILL PRODUCTS:
-------------------------------------------------------------------------------------------------------------
Slabs, discrete plate, cut plate      General manufacturing               Majority through distributors
and coil                              construction, agricultural          located throughout North America
                                      equipment, oil field equipment,
                                      transportation and others
-------------------------------------------------------------------------------------------------------------
TUBULAR PRODUCTS:
-------------------------------------------------------------------------------------------------------------
Large diameter line pipe              Oil, natural gas and water          Predominantly through the Company
                                      transmission
-------------------------------------------------------------------------------------------------------------
Energy tubulars                       Oil and natural gas exploration     Predominantly through
                                      and development                     distributors located throughout
                                                                          North America
-------------------------------------------------------------------------------------------------------------
Non-energy tubulars                   Manufacturing, construction and     Predominantly through
                                      other industrial product uses       distributors located throughout
                                                                          North America
-------------------------------------------------------------------------------------------------------------

         IPSCO sells its steel and tubular products through centrally controlled field sales staff and supporting inside sales representatives. Based on strategic direction and current market conditions, sales are solicited from target customers both directly and through distributor networks. Technical and product development experts also support the sales organization.

         The following chart sets out the approximate percentages for the two most recently completed fiscal years for sales of principal products of the
Company:

-------------------------------------------------------------------------------------------------------------

      PRINCIPAL PRODUCT GROUPS              % OF REVENUES FOR 2003              % OF REVENUES FOR 2002
      ------------------------              ----------------------              ----------------------

-------------------------------------------------------------------------------------------------------------
Steel Mill Products                                   58                                  64
-------------------------------------------------------------------------------------------------------------
Tubular Products                                      42                                  36
-------------------------------------------------------------------------------------------------------------

COMPETITIVE CONDITIONS

         Competition in the steel industry is intense. The Company competes with foreign and domestic steelmakers - several of which have emerged from bankruptcy with significantly lower cost structures or remain in business only because governments are guaranteeing their debts or paying pension and other benefits. Competition also comes from manufacturers of concrete, plastic, aluminum and other composite materials that can be substituted for steel.

         World steelmaking capacity currently exceeds demand, which occasionally has led to unfair trading of steel in the North American market. Accordingly, the Company supports trade actions in the form of anti-dumping and countervailing duty cases or other trade remedies where evidence suggests that unfair trading is occurring. In recognition of an overwhelming surge of imported steel, the U.S. government imposed significant sanctions in 2002 against sources of steel imports. The action was taken as the result of the injury these imports inflicted upon domestic producers and to allow domestic producers an opportunity to recover economically. Those sanctions were lifted late in 2003, but a number of other trade remedies remain in place.

NEW PRODUCT INTRODUCTION

         The Company has not issued any news releases on the introduction of new products for 2003.

SOURCES, PRICING AND AVAILABILITY OF RAW MATERIALS

         The major raw material used in the steelmaking process is scrap metal. The Company's total annual consumption of iron and steel scrap is approximately 110% of its liquid steel production tonnage. The price and availability of scrap are subject to several market forces, including global demand (most recently affected by strong demand from China), freight costs and scrap market speculation. 2003 saw unprecedented, unexpected increases in scrap and related freight prices.

         During 2003, IPSCO recycled 3.6 million tons of scrap, at an average cost per ton about 17% percent higher than in 2002. IPSCO's General Scrap Partnership and IPSCO Direct Inc., an Alberta scrap collection company, provided 11% of the Company's overall needs. The remainder was supplied from other parties.

         In 2003, a total of $604 million was spent on major raw materials and consumables for the Company's three steelworks, up by 21% from the $500 million spent in 2002. Included in the amount are expenditures for steel scrap, pig iron, alloy materials, carbon electrodes, oxygen, refractories, limestone, natural gas and electricity.

         Electricity and natural gas are also important variable costs for IPSCO. These are procured through different methods, including competitive long-term supply contracts and an active natural gas purchase program designed to reduce exposure to spot price fluctuations through forward-priced physical gas purchases and financial hedging contracts.

IDENTIFIABLE INTANGIBLE PROPERTIES

         The Company holds a variety of patents dealing with steelmaking processes and has made application for a variety of patents dealing with casting and rolling mill technology. The Company's operations are not dependent to any significant extent on these or any other patent, license or franchise. Similarly, the Company's operations are also not dependent upon any single trademark, although certain trademarks are identified with several of the Company's products, and are important in the marketing and sale of such products.

         All of IPSCO's operating facilities have received ISO 14001 certification of their environmental management systems.

BUSINESS CYCLE AND SEASONALITY

         The steel industry is highly cyclical in nature and sensitive to general economic conditions. The financial condition and results of operations of companies in the steel industry are generally affected by macroeconomic fluctuations in the U.S., Canadian and global economies. The Company's Canadian energy tubular product lines are very seasonal, with sales strongest during the winter and weakest during spring thaw.

RENEGOTIATION OR TERMINATION OF CONTRACTS

         Given the purchase order nature of IPSCO's sales, it is not expected that IPSCO's business will be materially affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

ENVIRONMENT

         IPSCO is subject to comprehensive and continuously evolving environmental regulation of its operations. Management places a premium on sound environmental practice and compliance and is committed to being an industry leader on environmental issues. The Company's environmental management system involves a number of activities including: environmental audits of operations, projects and purchases; maintenance of emergency preparedness and environmental action plans and systems; oversight of programs by the Board of Directors; employee training; and active participation in industry associations and initiatives to manage environmental performance. All of IPSCO's operating facilities have received ISO 14001 certification of their environmental management systems.

         However, given the increasing stringency in environmental regulation and its application to the steel industry, there is a risk that the Company may not be in complete compliance with future environmental requirements or that the Company will incur future environmental liability that could have a material adverse effect on its operations.

         Canadian operations could also be affected by the Kyoto Protocol, which sets binding targets for the reduction of emissions of carbon dioxide, methane and certain other "greenhouse gases." Although the Canadian government has expressed its support for limiting the impact of the Kyoto Protocol on industry, the specific processes for achieving the targets have yet to be determined. It is too soon to know whether implementation of the Kyoto Protocol will have a material adverse impact on the Company's Canadian operations. IPSCO's environmental management group is developing a Canadian implementation plan, through work with the Canadian Steel Producers Association and dialogue with regulators, to try to ensure that the reduction targets imposed on the industry are environmentally sustainable, economically achievable and technologically feasible.

         During 2003, non-routine project expense and capital spending on programs aimed at environmental issues, amounted to $2.3 million, compared to $2.7 million spent in 2002.

EMPLOYEES

         As of December 31, 2003, the Company, directly and through its subsidiaries, has approximately 2,445 fulltime employees of whom approximately 1,346 are non-unionized personnel and approximately 1,099, mainly in Canada, are represented by trade unions. The Company also has 156 temporary employees. Additional work was conducted on the Company's behalf by contractors and consultants on a contract basis.

FOREIGN OPERATIONS

         As disclosed above, the Company operates facilities in Canada and the U.S. as a consolidated North American company.

BANKRUPTCY OR RECEIVERSHIP PROCEEDINGS

         Neither the Company nor any of its subsidiaries are, nor have been, the subject of any bankruptcy, receivership or similar proceedings within the three most recently completed financial years or the current financial year.

MATERIAL REORGANIZATIONS

         There has not been any material reorganization of the Company or any of its subsidiaries within the three most recently completed financial years or the current financial year.

ASSET-BACKED SECURITIES

         The Company has no asset-backed securities outstanding that were distributed under a prospectus or otherwise.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

ANNUAL INFORMATION

         The following table sets out the consolidated financial results for each of the last three fiscal years of the Company:

(In millions except per share amounts)
YEAR ENDED DECEMBER 31                                 2003             2002             2001
---------------------------------------------------------------------------------------------------
Sales                                                $1,294.6        $ 1,081.7        $   903.7
Net income                                               12.4             20.3             38.9
Net income available to common shareholders               0.3              8.9             27.4
EBITDA                                                  114.9            106.7            103.5
Total Assets                                          1,940.0          1,739.7          1,724.1
Long-Term Debt (excluding Current Portion)              401.2            342.2            386.8
Net income per common share - Basic                  $   0.01        $    0.19        $    0.67
Net income per common share - Diluted                $   0.01        $    0.19        $    0.66
Dividends declared per common share in CDN$          $   0.20        $    0.20        $   0.425
Dividends declared per preferred share in CDN$       $  1.375        $   1.375        $   1.375

EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. The Company believes that EBITDA is a standard measure of performance that is commonly reported and widely used by analysts, investors and other interested parties. Accordingly, this information has been disclosed to permit a more complete comparative analysis of the Company's operating performance and capitalization relative to other companies. This indicator should not be considered as a substitute or alternative for, GAAP measures such as net income, net income available to common shareholders or cash flow.

DIVIDENDS

         IPSCO has historically paid a dividend on its outstanding common shares. The Board of Directors reviews the level of dividend payments regularly, taking into consideration such factors as North American steel market conditions and the economy in general. Cash conservation is a high priority in times of uncertain market conditions and therefore IPSCO reduced its quarterly dividend on Common Shares from CDN $0.125 per share to CDN $0.05 per share commencing in the fourth quarter of 2001, and the dividend remained at this level throughout 2003.

         For the six million 5.50% Cumulative Redeemable First Preferred Series 1 shares issued at a price of CDN $25 per share in November 1998, quarterly dividends of CDN $0.34375 have been paid commencing February 15, 1999.

GAAP

         The Company presents its consolidated financial information on the basis of Canadian generally accepted accounting principles ("GAAP").

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following information contained in the Company's 2003 Annual Report is incorporated herein by reference:

         (a) Management's Discussion and Analysis for the year ended December 31, 2003 as filed with various regulators in Canada and the United States; and

         (b) Audited Consolidated Financial Statements of the Company for the year ended December 31, 2003, together with the auditors' report thereon.

MARKET FOR SECURITIES

         The common shares of the Company are listed for trading on the Toronto Stock Exchange and New York Stock Exchange and trade under the symbol "IPS". The rights of the holders of common shares of the Company are subject to the provisions of a Shareholder Rights Agreement, dated March 14, 1990, as amended on April 20, 1995 and May 2, 2001, between the Company and Computershare Trust Company of Canada. Renewal of the Shareholder Rights Agreement will be considered at the Company's 2004 Annual and Special Meeting of Shareholders.

DIRECTORS AND OFFICERS

NAMES, ADDRESSES AND OCCUPATIONS

         The following is a list of directors and executive officers of IPSCO as at the date hereof:

NAME, POSITION AND                DIRECTOR OR OFFICER     PRINCIPAL OCCUPATIONS FOR PAST FIVE YEARS
MUNICIPALITY OF RESIDENCE               SINCE
Burton M. Joyce                           1993            President and Chief Executive Officer and a
Chairman of the Board                                     Director of Terra  Industries (1991-2001), a
Penhook, Virginia                                         fertilizer and methanol manufacturer.  Mr.
                                                          Joyce retired from this position in 2001.

Michael A. Grandin                        2003            Dean of Haskayne School of Business at the
Director                                                  University of Calgary; Chairman and Chief
Calgary, Alberta                                          Executive Officer of the Fording Trust, a
                                                          metallurgical coal producer (2003-present);
                                                          former President of Pan Canadian Petroleum
                                                          Ltd. (2001-2002), an oil and gas company;
                                                          and former Chief Financial Officer of
                                                          Canadian Pacific Limited (1997-2001), an
                                                          operating conglomerate concentrating on
                                                          energy, transportation and hotels.

Juanita H. Hinshaw                        2002            Senior Vice President and Chief Financial
Director                                                  Officer of Graybar Electric Company, Inc.
Chesterfield, Missouri                                    (2000-present), an employee-owned
                                                          distributor of electrical telecommunications
                                                          and data products, and former Vice President
                                                          and Treasurer of Monsanto Company (1988-
                                                          1999), an agricultural inputs manufacturer.

NAME, POSITION AND                DIRECTOR OR OFFICER     PRINCIPAL OCCUPATIONS FOR PAST FIVE YEARS
MUNICIPALITY OF RESIDENCE               SINCE
Jack D. Michaels                          2000            Chairman and Chief Executive Officer and
Director                                                  former President of HON INDUSTRIES, an office
Muscatine, Iowa                                           furniture and hearth products manufacturer,
                                                          for the preceding five years.

Bernard M. Michel                         1998            Chairman of Bruce  Power Inc. (2000-
Director                                                  present), an  Ontario nuclear utility, and
Canmore, Alberta                                          former President and Chief Executive Officer
                                                          of Cameco Corporation, a uranium
                                                          exploration, mining and conversion company,
                                                          gold producer and provider of energy through
                                                          Bruce Power Inc., for the preceding five
                                                          years.

Allan S. Olson                            1989            President of First Industries  Corporation, a
Director                                                  business management company, for the
Spruce Grove, Alberta                                     preceding five years and former President and
                                                          Chief Executive Officer of Churchill
                                                          Corporation, an industrial construction
                                                          company.

Arthur R. Price                           1979            Chairman and Chief Executive Officer of
Director                                                  Axia NetMedia Corporation, an IP network
Calgary, Alberta                                          systems and media solutions company, for the
                                                          preceding five years and former Chief
                                                          Executive Officer of Husky Oil Ltd., an oil
                                                          and gas pipeline owner and producer.

Richard G. Sim                            1994            Chairman, President and Chief Executive
Director                                                  Officer of APW Ltd., an integrated  electronic
Dublin, Ireland                                           enclosure  systems company, for the preceding
                                                          five years.  Mr. Sim retired from APW Ltd. in
                                                          April 2003.

David Sutherland                      2002-Director       President and Chief Executive Officer of
Director and President and            1992-Officer        IPSCO Inc. (2002-present), former Executive
Chief Executive Officer of                                Vice President and Chief Operating Officer of
IPSCO Inc.                                                IPSCO Inc. (2001) and former Vice President
Naperville, Illinois                                      and General Manager, Raw Materials and Coil
                                                          Processing of IPSCO Inc. (1997-2001).

Roger E. Tetrault                         1999            Member of NASA Advisory Council (2002-
Director                                                  present), a council established to provide the
Punta Gorda, Florida                                      NASA  Administrator with counsel and advice
                                                          on NASA programs and issues, and retired
                                                          Chairman of the Board and Chief Executive
                                                          Officer of McDermott International, Inc., a
                                                          world-wide energy services company, for the
                                                          preceding five years.

NAME, POSITION AND                DIRECTOR OR OFFICER     PRINCIPAL OCCUPATIONS FOR PAST FIVE YEARS
MUNICIPALITY OF RESIDENCE               SINCE
Gordon Thiessen, O.C.                     2001            Chair,  Canadian Public  Accountability  Board
Director                                                  (2002-present),  a public  agency  established
Ottawa, Ontario                                           to oversee the  auditors of public  companies,
                                                          and former  Governor of the Bank of Canada for
                                                          the five preceding years.

D. Murray Wallace                      1974-1982          Chairman and Chief Executive Officer of Park
Director                                  1991            Street Capital Corporation (July London, Ontario
                                                          1998-present), President of Axia NetMedia
                                                          Corporation, an IP network systems and
                                                          media solutions company, since September 2000
                                                          and former President and CEO of Avco Financial
                                                          Services (1993-1998).

John B. Zaozirny, Q.C.                    1987            Counsel to McCarthy Tetrault LLP
Director                                                  (1987-present), barristers and solicitors,
Calgary, Alberta                                          Vice President of Canaccord Capital Corp., an
                                                          independent investment dealer, and former
                                                          Minister of Energy and Natural Resources for
                                                          the Province of Alberta (1982-1986).

David Britten                             1999            Vice President and General Manager, Tubular
Vice President and General                                Products of IPSCO Inc. and has held other
Manager, Tubular Products                                 executive positions with IPSCO Inc. for the
Naperville, Illinois                                      preceding five years.

Barry Hodson                              1999            Vice President and General Sales Manager of
Vice President and General                                IPSCO Inc. and has held other executive
Sales Manager                                             positions with IPSCO Inc. for the preceding
Bragg Creek, Alberta                                      five years.

Peter MacPhail                            1996            Vice President of Primary Operations of IPSCO
Vice President of Primary                                 Inc. and has held other executive positions
Operations                                                with IPSCO Inc. for the preceding five years.
Regina, Saskatchewan

Greg Maindonald                           2003            Vice President, Operations Services of IPSCO
Vice President, Operations                                Inc. and has held other executive positions
Services                                                  with the Company for the preceding five years.
Aurora, Illinois

Daniel Miksta                             2000            Vice President and General Sales Manager of
Vice President and General                                IPSCO Inc. (2000-present) and former Director
Sales Manager                                             of Commercial and Industrial Sales of Inland
Libertyville, Illinois                                    Steel for the preceding five years.

Raymond Rarey                             2000            Vice President and Chief Human Resources
Vice President and Chief                                  Officer of IPSCO Inc. (2000-present) and
Human Resources Officer                                   former Vice President, Human Resources for
Geneva, Illinois                                          Berg Electronics Group (1996-1999).

NAME, POSITION AND                DIRECTOR OR OFFICER     PRINCIPAL OCCUPATIONS FOR PAST FIVE YEARS
MUNICIPALITY OF RESIDENCE               SINCE
Robert Ratliff                            2000            Vice President and Chief Financial Officer of
Vice President and Chief                                  IPSCO Inc. (2000-present) and former
Financial Officer                                         Corporate Controller of Nalco Chemical
Batavia, Illinois                                         Company for the preceding five years.

Joseph Russo                              1988            Senior Vice President and Chief Technical
Senior Vice President and                                 Officer of IPSCO Inc. and has held other
Chief Technical Officer                                   executive positions with IPSCO Inc. for the
Woodridge, Illinois                                       preceding five years

John Tulloch                              1986            Executive Vice President - Steel and Chief
Executive Vice President -                                Commercial Officer, former Senior Vice
Steel and Chief Commercial                                President and Chief Commercial Officer and
Officer                                                   Vice President, General Manager, Tubular
Naperville, Illinois                                      Products of IPSCO Inc. for the preceding five
                                                          years.

George Valentine                          2001            Vice President, General Counsel and Corporate
Vice President, General                                   Secretary of IPSCO Inc. (2001-present) and
Counsel and Corporate                                     Senior Vice President, General Counsel and
Secretary                                                 Corporate Secretary of Terra Industries Inc.
Chicago, Illinois                                         for the preceding five years.

Philip Marusarz                           2001            Treasurer of IPSCO Inc., former Vice
Treasurer                                                 President, Finance of Invensys Inc. (Oct.
Lemont, Illinois                                          2000-March 2001), former Vice President,
                                                          Controller of Netgov.com (April 2000-Oct.
                                                          2000), former Director of Finance of Pittway
                                                          Corporation (May 1999-April 2000) and former
                                                          Chief Financial Officer of Strategic Research
                                                          Inc. (April 1997-May 1999).

John Comrie, Q.C.                         1983            Director of Trade Policy and Communications
Director of Trade Policy and                              (January 2003-present), Assistant Secretary
Communications and Assistant                              of IPSCO Inc. effective 2003 to present and
Secretary                                                 Secretary of IPSCO for the preceding five
Naperville, Illinois                                      years.

Robert Eisner                             1997            Assistant Treasurer of IPSCO Inc. and has
Assistant Treasurer                                       held other executive positions with IPSCO
Regina, Saskatchewan                                      Inc. for the preceding five years.

         Directors are elected annually at the Company's annual general meeting of shareholders. Each director's term of office will expire on the date of the 2004 Annual and Special Meeting.

COLLECTIVE SHAREHOLDINGS

         As a group, the executive officers and directors of the Company beneficially own, directly or indirectly, or exercise control or direction over a total of 245,113 common shares, less than 1% of the issued shares of the Company.

BOARD COMMITTEES

         The following is a list of the Committees of the Board of Directors of IPSCO as of the date hereof:

--------------------------------------------------------------------------------
                   COMMITTEE                                     MEMBERS
--------------------------------------------------------------------------------

Management Resources and Compensation Committee     Jack D. Michaels - Chairman
                                                          Burton M. Joyce
                                                         Bernard M. Michel
                                                           Richard G. Sim
                                                         Roger E. Tetrault
                                                          Gordon Thiessen

--------------------------------------------------------------------------------

                Audit Committee                     D. Murray Wallace - Chairman
                                                         Michael A. Grandin
                                                         Juanita H. Hinshaw
                                                           Allan S. Olson
                                                          Arthur R. Price
                                                          John B. Zaozirny

--------------------------------------------------------------------------------

      Governance and Compliance Committee            Burton M. Joyce - Chairman
                                                          Jack D. Michaels
                                                           Allan S. Olson
                                                          John B. Zaozirny

--------------------------------------------------------------------------------

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

         None of the directors or officers of the Company, or, to IPSCO's knowledge, shareholders holding sufficient shares to materially affect the control of the Company is, or within the previous 10 years, has been, a director or officer of any other issuer that, while acting in such capacity, (i) was subject to a cease trade or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relation to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such issuer, except for the following: Mr. M. Grandin was a director of Pegasus Gold Inc. ("Pegasus") when it filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in January of 1998. The United States Bankruptcy Court, District of Nevada confirmed the joint liquidating plan of reorganization filed by Pegasus in December 1998 and Pegasus' successor company emerged from bankruptcy in 1999. Mr. R. Sim was a director of APW Ltd. ("APW") when APW filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York in May 2002. In July 2002, the noted bankruptcy court entered an order confirming APW's plan of reorganization and APW's successor corporation emerged from bankruptcy on July 31, 2002. Mr. R. Tetrault was a director of the Babcock & Wilcox Company ("B&W") when it filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Louisiana in February 2000. In December 2002, B&W filed a substantially complete consensual plan of reorganization and settlement agreement with the noted bankruptcy court, which was approved by shareholders and certain personal injury claimants in December 2003.

PENALTIES OR SANCTIONS

         None of the directors or officers of the Company, or, to IPSCO's knowledge, shareholders holding sufficient shares to materially affect the control of the Company, has been subject to (i) any penalties or sanctions proposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

PERSONAL BANKRUPTCIES

         None of the directors or officers of the Company, or, to IPSCO's knowledge, shareholders holding sufficient shares to materially affect the control of the Company, or a personal holding company of any such persons, has become, within the previous 10 years of this annual information form, bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

CONFLICTS OF INTEREST

         To IPSCO's knowledge, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Information contained in this document and in the documents incorporated or deemed to be incorporated by reference herein, other than historical information, may be considered forward-looking. Forward-looking information reflects Management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions, changes in financial markets, political conditions and developments, including conflict in the Middle East and the war on terrorism, changes in the supply, demand and pricing for steel and specific steel products of the Company, the level of demand outside of North America for steel and steel products, equipment performance at the Company's manufacturing facilities, the progress of any material lawsuits, the availability of capital, the ability to properly and efficiently staff the Company's manufacturing facilities, domestic and international competitive factors, including the level of steel imports into the Canadian and United States markets, economic conditions in steel exporting nations, trade sanction activities and the enforcement of trade sanction remedies, supply, demand, and pricing for scrap steel and iron, alloys and other raw materials, supply, demand and pricing for the electricity and natural gas used by the Company, changes in environmental and other regulations, including regulations arising from the Canadian Parliament's ratification of the Kyoto Protocol, and the magnitude of future environmental expenditures, inherent uncertainties in the development and performance of new or modified equipment or technologies, North American interest rates, exchange rates and other risks detailed in the Company's Management Discussion and Analysis. This list is not exhaustive of the factors that may impact the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. As a result of the foregoing and other factors, no assurance can be given as to any such future results, levels of activity or achievements and neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company undertakes no obligation to update forward-looking statements contained in this document.

ADDITIONAL INFORMATION

         Additional information, including particulars of directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Management Proxy Circular of the Company for the Annual and Special Meeting of the Shareholders of the Company to be held on Thursday, April 29, 2004. Additional financial information is provided in the Company's Audited Consolidated Financial Statements for the year ended December 31, 2003.

         The Company will provide to any person, on request to the Secretary of the Company:

(a) when the Company's securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus:

         (i) one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

         (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company's auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for the period after the end of the most recently completed financial year;

         (iii) one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or of any annual filing prepared in lieu of that management proxy circular; and

         (iv) one copy of any documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) through (iii) above; or

(b)      at any other time, one copy of any other documents referred to in
         (a)(i), (ii) and (iii) above, for which the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

         For copies of documents, please check the Company's website (www.ipsco.com) or contact:

             Mr. John Comrie, Q.C.
             Director of Trade Policy and Communications and Assistant Secretary 650 Warrenville Road, Suite 500
             Lisle, Illinois 60532

             Telephone:        (630) 810-4800
             Facsimilie:       (630) 810-4602

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

IPSCO is a North American steel producer incorporated in Canada with facilities and process equipment located at 12 sites throughout Canada and the United States. These facilities produce carbon steel slabs, hot rolled discrete plate and coil, and finished tubular products. IPSCO also has several metal scrap collection sites located principally in Western Canada.

The Company produces steel in three North American steelworks: Regina, Saskatchewan; Montpelier, Iowa; and Mobile, Alabama. All three steelworks use electric arc furnace technology to convert scrap steel and other iron sources into liquid steel. Alloys are added at ladle metallurgy stations to create a wide variety of grades of steel for various customer applications. Each steelworks casts the liquid steel into slabs and hot rolls the slabs into discrete plate or coil. The plate and coil may be sold directly to customers or may be further processed at IPSCO's downstream facilities. Five coil processing locations produce cut-to-length plate and sheet to customer requirements. Eight pipe mills at six locations use coil ("skelp") to produce tubular products that range from 1.5 inches up to 14 inches in diameter ("small diameter") and from 16 inches through 80 inches in diameter ("large diameter").

The Company competes with many steel and pipe manufacturers from North America and significantly with producers throughout the rest of the world. Competition also comes from other materials that can be used in some steel and pipe applications.

IPSCO currently has over 600 active customers using steel and pipe in a wide variety of applications. IPSCO produces steel plate and sheet in an assortment of widths, lengths, gauges, and grades used to make industrial, construction and farm equipment such as railroad cars, barges, ships, storage tanks, bridges, structural poles, and a host of additional products. Tubular products include pipe for low pressure distribution; oil and gas well casing and tubing ("oil country tubular goods" or "OCTG"); pipe for gathering oil and gas from wells, transmitting these products long distances, and for final distribution to end-customers ("line pipe"); and tubular products for building, manufacturing and construction applications, most often in square or rectangular cross-sections ("hollow structural sections" or "HSS").

IPSCO sells its steel and tubular products through centrally controlled field sales staff and supporting inside sales representatives. Based on strategic direction and current market conditions, sales are solicited from target customers both directly and through distributor networks. Technical and product development experts also support the sales organization.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     World steel making capacity currently exceeds demand, which occasionally has led to unfair trading of steel in the North American market. Accordingly, the Company supports trade actions in the form of anti-dumping and countervailing duty cases or other trade remedies where evidence suggests that unfair trading is occurring. In recognition of an overwhelming surge of imported steel, the U.S. government imposed significant sanctions in 2002 against sources of steel imports. The action was taken as the result of the injury these imports inflicted upon domestic producers and to allow domestic producers an opportunity to recover economically. Those sanctions were lifted late in 2003, but a number of other trade remedies remained in place.

     IPSCO, over the last decade, has invested heavily to construct modern, highly efficient facilities while continuing to reinvest in existing facilities such as the Regina Steelworks. The Company built two steelworks in the U.S.: the Montpelier, Iowa Steelworks opened in 1997, and the Mobile, Alabama Steelworks opened in 2001. New pipe making capacity was also built. These investments resulted in 2.5 million tons of additional plate and coil capacity, more than tripling IPSCO's capacity. All facilities have modern, efficient production equipment and highly motivated, well-trained work forces. The two new U.S. steelworks were sited close to end users and raw material sources to minimize freight costs, a significant cost of doing business. In addition, all three of the Company's steelworks manufacture similar products, providing increased flexibility, versatility and efficiency in supplying customer orders, which allows for lower cost and better service.

     The Company's major investments were based on long-range estimates of financial return spanning a variety of market conditions in a highly cyclical industry. Market conditions can and have varied significantly in the short-term. In the future IPSCO may pursue a number of additional strategic initiatives such as acquisitions, joint ventures and/or alliances, and new projects that would allow the Company to better serve customers and improve shareholder value.

     IPSCO has approximately 2,400 employees and uses performance incentives to reward them for safety as well as cost, efficiency, service and quality improvements that lead to increased profitability and customer satisfaction. Management's incentive benefits also include programs that are subject to a minimum return on equity and an increase in IPSCO's common stock value. With world-class facilities and an effective workforce, IPSCO's keys to operational success include cost containment, increasing operating efficiency and maximizing capacity utilization.

     IPSCO's major variable costs are steel scrap and alloys for the three steelworks, and hot rolled coil for the pipe mills and coil processing facilities. Higher plate and coil prices are generally associated with higher scrap prices. Likewise, prices for industrial pipe products track coil prices. That historical correlation was strained during 2003 because end product demand for IPSCO's industrial products was low, while stronger offshore demand for raw materials drove up scrap costs, resulting in lower product margins.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


IPSCO manages these variable costs using a number of strategies. For example, we enjoy partial vertical integration through ownership of General Scrap Partnership, a Canadian scrap metal operation with seven collection sites in Western Canada and two in the north central U.S. In addition, IPSCO cultivates strong business relationships with most major scrap yards and brokers throughout mid-America. Finally, IPSCO purchases steel from other steel manufacturers. Skelp and coil for further processing can either be sourced internally or purchased from third party vendors, thereby optimizing IPSCO's steelworks' utilization rates.

Electricity and natural gas are also important variable costs for IPSCO. IPSCO enters into long-term supply contracts for electricity and futures contracts for natural gas to help manage its requirements and stabilize prices.

Economic success also rests in large part with the efficient absorption of the very substantial fixed costs at each facility. Optimum absorption requires producing prime products at maximum throughput rates. Optimum performance requires high utilization rates, high yields and superior quality. IPSCO increased the number of tons it produced and shipped again in 2003 as a result of continued market penetration and higher production rates. Our newer facilities, such as the Mobile Steelworks and the Blytheville Pipeworks, were also able to increase output as production teams gained more experience.

Still another key performance driver is management's ability to effectively control working capital, primarily customer receivables, inventory levels and vendor payables. Most products from the three steelworks are manufactured only when a firm order is received, either from a customer or due to an internal requirement to provide coil for IPSCO's own downstream processing lines. Production based on demand helps minimize finished inventory levels. However, some pipe products such as OCTG may be produced in advance of orders and made available at sites that are convenient for the customer. This is especially important given the seasonal well drilling cycle for the western Canadian energy market, as well as the short time interval between order dates and required delivery. Canadian well drilling is usually most active in the late fall and winter and slowest during the early spring thaw.

Prudent accounts receivable management is also critical given the cyclical nature of the steel business. IPSCO uses a number of techniques to minimize credit risk starting with a thorough knowledge of the customers who request credit. That, combined with variable payment terms and close attention to account detail, helps minimize losses.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     2003 STEEL INDUSTRY EVENTS

     Several developments in the steel industry this past year have had an impact on IPSCO's business or have the potential to affect future conditions. The more important events included industry restructuring in North America; increased demand for steel and related raw materials, most notably in China and in other international markets; the weaker U.S. dollar relative to most other major currencies; and the cancellation of tariffs established by the 2002 Section 201 ruling.

     Industry restructuring continued during 2003, as several more steel companies filed for bankruptcy. At the same time, new investors or competitors acquired older equipment and facilities through the bankruptcy process. One significant new competitor, International Steel Group acquired operations from three bankrupt corporations: Bethlehem Steel, LTV Corporation and Acme Metals. Other restructuring events included Nucor acquiring bankrupt operations from Birmingham Steel and Trico Steel, and U.S. Steel acquiring operations from the bankrupt National Steel. We believe that IPSCO will continue to be very competitive against these new or combined operations, and that the new management of these operations will be held to higher financial performance standards than past management who operated under protection of bankruptcy laws.

     Continued strong growth in demand for steel in China affected virtually every steel company in North America. China was one of the world's leading importers of steel and steel making raw materials during 2003. That strong demand resulted in significantly higher prices for iron ore, coke, scrap, alloys and other metals. Freight costs for transporting these commodities also increased significantly.

     The U.S. dollar weakened against the Euro (20%), the Japanese yen (10%) and the Canadian dollar (18%) during 2003. That increased the U.S. cost of imported steel and decreased the price offshore buyers had to pay for U.S. exports. IPSCO has operations in both the U.S. and Canada, and uses the U.S. dollar as its reporting currency. In general, IPSCO benefits modestly from a stronger Canadian dollar and a weaker U.S. dollar. However, during 2003 the weaker U.S. dollar resulted in more exported scrap and this led to higher scrap costs for IPSCO.

     IPSCO supported the 2002 trade sanctions imposed by the U.S. government under Section 201, as previously discussed. The tariffs helped stem the surge of low priced steel. Those sanctions were revoked late in 2003, more than a year ahead of schedule. We are encouraged that steps will continue to be taken which will monitor import activity. For that and other reasons, IPSCO does not believe that the Section 201 revocation will have a material adverse effect on the Company.

     We have seen improved demand for steel as well as a movement toward higher prices over the past few months. Raw material costs, however, have also moved up rapidly and for that reason a raw material surcharge was implemented by IPSCO and others early in 2004. Management expects improved financial results (as discussed in the "Outlook" section of the MD&A) if North American

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


industrial markets continue to improve, and if drilling activity remains strong as widely forecast. Higher demand would support improved pricing and lower unit costs resulting from higher plant utilization.

RESULTS OF OPERATION

2003 COMPARED TO 2002

SALES

We manage our business to maximize total corporate returns, not individual facility profitability. This is done by optimizing steel making capacity, and augmenting steel production with coil and skelp purchases. A drop in the sales of one particular product line may indicate a fall in demand or a deliberate decision to sell less of that product in order to generate a more profitable product mix. Decisions are made on the basis of:

     1)  marginal production costs and revenues,

     2) freight rates on raw material and/or steel movements between plants, and

     3)  the cost of delivering products to customers,

all balanced by longer-term strategic requirements.

In reading individual product commentaries, it is useful to bear in mind that the comments reflect the result of corporate profit maximization activities.

The following table details tons shipped by major product line.

------------------------------------------------------------------------
Tons Shipped
------------------------------------------------------------------------
(in thousands)                          2003          2002          2001
                                      ----------------------------------
Coil and discrete plate                1,620         1,543         1,071
Processed coil and plate                 576           572           490
                                      ----------------------------------
                                       2,196         2,115         1,561
                                      ----------------------------------
Energy tubulars                          583           382           445
Non-energy tubulars                      245           271           295
Large diameter pipe                      113           129           134
                                      ----------------------------------
                                         941           782           874
                                     ----------------------------------
Total                                  3,137         2,897         2,435
                                      ==================================

For a seventh consecutive year, IPSCO shipped record tonnage, amounting to 3,137,100 tons, 8% more than a year earlier. This was achieved during a year when North American apparent steel consumption declined.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     Revenue of $1.3 billion in 2003 resulted from significantly higher sales of energy tubular products, improved pricing for all product lines and slightly higher shipments from the Mobile Steelworks. Higher sales of energy tubular products resulted from significantly higher drilling activity in Western Canada, and continued strong market penetration with this product line in the U.S. where drilling activity also increased.

     IPSCO's average unit selling price increased to $413 per ton in 2003 from $369 per ton in 2002, due to both higher unit prices and an improved product mix. The stronger Canadian dollar also increased sales by $54 million over 2002.

     Shipments to U.S. customers were 2,198,700 tons, 70% of the total, while Canadian based customers accounted for 938,400 tons, or 30%. Most of the growth in shipments was in the tubular product lines.

     STEEL MILL PRODUCTS

     Shipments of 2,196,500 tons of discrete plate, cut plate and hot rolled coil ("steel mill products") were 4% higher than a year earlier. U.S. destined tons increased by 2% while Canadian tons increased 10%.

     IPSCO's average unit selling price for steel mill products improved about 5% on a year-over-year basis primarily due to modest price increases and selective commercial practices offset by regional pricing differences. Market conditions did not improve appreciably year-over-year, but did gradually strengthen toward the end of 2003.

     IPSCO's coil processing facilities in Houston, St. Paul, and Toronto all make temper-leveled plate products which offer superior flatness, surface quality, and higher strengths without furnace treatment. Shipments from coil processing facilities were 576,700 tons, basically comparable to the year earlier. Canadian destined shipments dropped 5% compared to 2002 levels while U.S. shipments rose 3%. The average unit selling price increased 5% year-over-year.

     TUBULAR PRODUCTS

     About 30% of the Company's total shipments in 2003 were tubular products, up from 27% in 2002, reflecting the impact of stronger western Canadian drilling activity. IPSCO produces tubular products from coil at six locations. By adding value to the basic steel mill product, profitability is enhanced. Further, because a number of these products involve some degree of customization, they are often less susceptible to unfair price competition from generic imported steel.

     Tubular product volume increased 20% over 2002 levels to 940,600 tons. Shipments of these products to U.S. customers increased 8% while shipments to Canadian customers increased 34%. OCTG sales increased due to stronger oil and gas drilling activity. Total shipments of large diameter

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


pipe fell 13% to 112,600 tons from 129,400 tons. Shipments of OCTG and small diameter line pipe increased 53% from 381,300 tons to 582,700 tons. The average number of active drilling rigs increased on a year-over-year basis from 831 to 1,032 in the U.S. and from 266 to 372 in Canada for a combined increase of 28%. Shipments of non-energy tubulars dropped from 271,200 tons to 245,300 tons, or 10%, primarily because management diverted production capacity in response to higher demand in small diameter energy markets.

IPSCO's average unit selling price of energy tubular products increased about 9% while nonenergy tubular prices increased about 11% over 2002. Large diameter pipe pricing, which can vary significantly based on project specifications and mix, was unchanged year-over-year. The selling price increase experienced by energy tubulars reflected improved market conditions as evidenced by higher drilling rates as well as a stronger Canadian dollar. The increase in average pricing for non-energy tubulars, however, was primarily the result of significantly higher coil costs, some of which were passed on to the customer.

COST OF SALES

Cost of sales increased 22% to $1.2 billion compared to $980 million in 2002. Gross margin decreased to 7.9% of sales from 9.4% in 2002, reflecting significantly higher raw material costs. This trend was partially offset by improved production costs at both U.S. steelworks, the result of higher production levels and therefore better utilization rates.

RAW MATERIALS

In 2003, a total of $604 million was spent on major raw materials and consumables for the Company's three steelworks, up by 21% over the $500 million spent in 2002. Included in the amount are expenditures for steel scrap, pig iron, alloy materials, carbon electrodes, oxygen, refractories, limestone, natural gas, and electricity.

The procurement of ferrous scrap, our largest input, is done monthly largely through an auction process. Changes in the cost of scrap are paid immediately and reflected in cost of goods sold very quickly. These and other raw material costs increased rapidly during the second half of 2003, reaching historically high levels.

Pricing for our products, however, is more stable and subject to negotiation based on demand and competitive factors. In addition, about one third of our business in steel mill products and some tubular product sales are under contract with prices fixed for a number of months. Consequently, while IPSCO attempted to raise prices over the course of the year, price realization lagged raw material cost increases, resulting in lower gross margins. The Company implemented a raw material surcharge effective with 2004 shipments in an attempt to mitigate the negative effects of these unprecedented cost increases.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     During 2003, IPSCO recycled 3.6 million tons of scrap, the principal raw material for its steel mills, at an average cost per ton about 17% higher than the previous year. IPSCO's General Scrap Partnership and IPSCO Direct Inc., an Alberta scrap collection company, provided 11% of the Company's overall needs. The remainder was available from other parties.

     Energy constitutes a significant portion of an electric furnace steel maker's costs. In 2003 IPSCO's cost per kilowatt-hour was virtually unchanged compared to 2002, because savings realized through improved practices offset slightly higher costs due to escalation clauses in long-term supply contracts. Natural gas costs per millions of British Thermal Units increased by about 29%.

     IPSCO's coil processing and tubular operations consumed 198,300 tons of hot rolled coil purchased from third parties, supplementing the Company's own production. This was 68% more than the 118,200 tons consumed a year earlier. The principal reason for the increase was improved demand for energy tubular products.

     MAINTENANCE AND OTHER EXPENSES

     Maintenance is a very important cost factor for IPSCO. With newer facilities, IPSCO enjoys lower maintenance cost relative to some competitors with older facilities. IPSCO has separate maintenance reserve accounts for every major production segment of the three steelworks as well as each coil processing and tubular facility. IPSCO provides for the anticipated costs of maintaining these segments (relining furnaces, replacing motors, etc.) based on maintenance schedules and past experience. When IPSCO does have scheduled maintenance shutdowns, most costs to complete the work are charged against the reserves. However, fixed costs, which are not absorbed into inventory as the result of the shutdown, are expensed as incurred.

     Pension expenses, principally for the defined benefit plans under Canadian labor contracts, increased $5.8 million compared to 2002. Most of the increase was attributable to benefit improvements granted as part of previous labor agreements, as well as other actuarial factors detailed in
     Note 7 of the consolidated financial statements. Future annual pension expenses are not expected to increase significantly.

     The under-funded status of the Company's Canadian defined benefit plans, while not material relative to the statement of financial position, increased to $47.3 million at December 31, 2003, $10.2 million higher than the December 31, 2002 balances of $37.1 million. A number of conditions caused this increase, but two of the more significant factors were, the effects of a lower assumed discount rate on the projected benefit obligation and the much stronger Canadian dollar. The actual return on plan assets during 2003 exceeded the long-term assumed rate. Near-term funding requirements are not expected to change significantly from the 2003 level.

     Amortization of capital assets increased by 20% to $61.1 million in 2003 from $51.0 million in 2002. This reflects higher amortization of equipment at the Mobile Steelworks as well as the effect of new assets being placed into service during 2003.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


Capacity utilization is a key driver of performance for IPSCO. Tons of output are in part a function of the number of production turns at each facility. Theoretically, all production equipment is available for 168 hours a week, less operating downtime for routine maintenance. Therefore, to maximize plant and equipment utilization and minimize absorbed cost per ton of output, optimum cost performance occurs when four crews run the facilities around the clock. Optimum utilization after routine maintenance is therefore about 95%.

Capacity, utilization and production by facilities are as follows:

-----------------------------------------------------------------------------------------
                       Capacity
Facilities            (tons)(1)          Utilization (2)            Production (tons)(3)
-----------------------------------------------------------------------------------------
                                    2003     2002     2001       2003    2002    2001
Regina                  1,000        92%      89%      94%     1,003     961   1,068
Montpelier              1,250        95%      91%      87%     1,103   1,114     967
Mobile                  1,250        89%      80%      --      1,111     932     379
Coil Processing         1,200        37%      37%      38%       558     559     502
Small Diameter          1,125        69%      58%      68%       739     588     660
Large Diameter            600        34%      34%      45%       141     142     189

1)   In thousands of tons of finished product.

2) Mobile was not in commercial production until fourth quarter 2001; therefore, a comparison is not included for 2001.

3) In thousands; based upon liquid steel for steelworks; finished products for other facilities.

STEEL MAKING

Production at the Regina Steelworks increased 4% to 1,003,000 liquid tons in 2003, primarily because of a 14 day scheduled maintenance outage in 2002 (which is also reflected in the increase in capacity utilization). The Montpelier Steelworks recorded production of 1,103,200 liquid tons of steel, comparable to 2002. Utilization increased to 95% reflecting a different product mix and two events in 2002, a mechanical failure on its static shear as well as an eight-day scheduled maintenance outage. The Mobile Steelworks produced 1,111,000 tons of liquid steel in 2003 versus 932,100 tons in 2002. The percentage of prime production continued to increase as the operation matured.

The number of man-hours required to produce a ton of discrete plate or coil averaged 0.72 for the combined steelworks.

A total of 558,300 tons of coil were processed by IPSCO's downstream coil processing facilities, comparable to 558,700 tons in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     TUBULAR OPERATIONS

     IPSCO pipe mills produced 21% more tons than a year earlier due to the impact of higher drilling activity on demand for OCTG. The man-hours required to convert finished steel to one ton of finished pipe averaged 2.36, down slightly from 2.44 man-hours in 2002. Production of large diameter gas transmission pipe was comparable to 2002. Shipments decreased 13% to 112,600 tons, reflecting a limited number of projects in the transmission industry. The large diameter mills in Regina experienced a 34% utilization rate, identical to the rate recorded a year earlier.

     SELLING, RESEARCH AND ADMINISTRATION EXPENSE

     Selling, research and administrative expenses of $54.7 million were 6% higher than $51.4 million for 2002. About $2.0 million of the increase resulted from the stronger Canadian dollar. Canadian capital taxes were also up $1.5 million year over year. Salaries and wages increased by less than 3%. An expense for stock based incentive awards also contributed to the increase. These grants of restricted stock and performance units replaced IPSCO's stock option grants in 2003.

     INTEREST ON LONG-TERM DEBT

     Interest expense on long-term debt increased to $30.6 million in 2003, up 28% over 2002. This was primarily a result of increased borrowing levels in 2003 related to the June 2003 $200 million bond issue discussed on page 30.

     INCOME BEFORE TAXES, NET INCOME AND NET INCOME AVAILABLE
     TO COMMON SHAREHOLDERS

     Income before income taxes decreased by 22% (2% excluding non-recurring items) to $24.8 million in 2003 as a result of the changes described in the previous sections. The 2002 results include one non-recurring transaction -- the sale of idle assets for $6.5 million.

     Income tax expense totaled $12.4 million in 2003, up over the $11.4 million reported in 2002. The effective tax rate increased from 36% to 50% primarily because IPSCO did not recognize net tax benefits on the 2003 operating losses in the U.S. See the discussion on page 37 related to deferred income tax assets and on page 40 related to net operating loss carry-forwards for more detail.

     Net income fell by 39% (23% excluding non-recurring items) to $12.4 million in 2003. The net income available to common shareholders was $0.3 million or 1 cent per diluted share compared to $8.9 million or 19 cents per diluted share in 2002.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


2002 COMPARED TO 2001

SALES

Revenue of $1.08 billion in 2002 reflected the significantly higher shipments made by the Mobile Steelworks, as well as continued market penetration by coil processing facilities opened over the past few years. Production capabilities generally improved each quarter following the Mobile commissioning process which concluded in September of 2001.

IPSCO's average unit selling price declined slightly to $369 per ton in 2002 from $380 per ton in 2001, primarily due to changes in product mix (a higher percentage of steel mill products compared to tubular products) but also due to continued price competition.

Shipments to U.S. customers reached 2,125,800 tons, over 73% of the total, while Canadian based customers accounted for 771,100 tons, about 27%. Despite growth in the Company's total shipments, Canadian shipments were 11% below that of 2001, as the U.S. market continued to provide the growth in sales.

STEEL MILL PRODUCTS

Shipments of 2,115,000 tons of discrete plate, cut plate and hot rolled coil (steel mill products) surpassed those of 2001 by 35%. U.S. destined tons increased by 50% while Canadian tons fell 5%.

IPSCO's average unit selling price for steel mill products rose about 4% on a year-over-year basis primarily as the result of modest price increases and selective commercial practices offset by regional pricing differences. Market conditions in 2002 did not improve appreciably from 2001.

Shipments from coil processing facilities were 572,100 tons, 17% higher than 2001. Canadian destined shipments were virtually identical to 2001 levels while U.S. shipments rose 26%. The average unit selling price increased 3%.

TUBULAR PRODUCTS

About 27% of the Company's total shipments in 2002 were tubular products, down from about 36% in 2001, reflecting the impact of the Mobile Steelworks ramp-up and a slow market for many tubular product lines.

Tubular product volume fell 11% from 2001 levels to 781,900 tons. Shipments of these products to U.S. customers fell 4% while shipments to Canadian customers fell 16%. Pipe sales declined due to the soft economy and slow activity within the oil and gas industry. Total shipments of large diameter pipe fell 4% to 129,400 tons from 134,400 tons. Shipments of OCTG and small diameter line pipe fell 14% from 445,000 tons to 381,300 tons. The average number of active drilling rigs declined on a year-over-year basis from 1,156 to 831 in the U.S. and from 341 to 266 in Canada

MANAGEMENT'S DISCUSSION AND ANALYSIS


     for a combined decrease of 27%. Shipments of non-energy tubulars dropped from 294,800 tons to 271,200 tons, or 8%, primarily because of slower sales of both standard pipe and hollow structural pipe in the U.S.

     IPSCO's 2002 average unit selling price of energy tubular products fell about 3% while non-energy tubular prices increased about 8% over 2001. Large diameter pipe pricing, which can vary significantly based on project specifications and mix, fell about 2% year-over-year. Lower prices for energy tubulars reflected softer market conditions as evidenced in the 27% drop in drilling rates. Higher average prices for non-energy tubulars, however, were primarily the result of much higher coil costs, some of which were passed on to the customer, even though market conditions were not appreciably better in 2002 than 2001.

     COST OF SALES

     Cost of sales increased 21% to $980.2 million compared to $809.6 million in 2001. Gross margin decreased slightly to 9.4% of sales from 10.4% in 2001, reflecting increased sales of lower margin products from the Mobile Steelworks, and decreased tubular product sales, which generate higher margins. This trend was partially offset by higher pricing for steel mill products and improved production costs at both U.S. steelworks, the result of higher production levels and better utilization rates.

     RAW MATERIALS

     In 2002, a total of $500 million was spent on major raw materials and consumables for the Company's three steelworks, up by 27% over $395 million in 2001. Included in the amount are expenditures for steel scrap, pig iron, alloy materials, carbon electrodes, oxygen, refractories, limestone, natural gas, and electricity.

     During 2002, IPSCO recycled 3.3 million tons of scrap, the principal raw material for its steel mills, at an average cost per ton about 15% higher than in 2001. IPSCO's General Scrap Partnership and IPSCO Direct Inc., an Alberta scrap collection company, provided 12% of the Company's overall needs.

     In 2002, IPSCO's electricity cost per kilowatt-hour increased slightly more than 4% due to escalation clauses in long term supply contracts. Natural gas costs per millions of British Thermal Units fell by about 26% compared to 2001. The combination had a negligible impact on the bottom line.

     IPSCO's coil processing and tubular operations consumed 118,200 tons of hot rolled coil purchased from third parties, supplementing the Company's own production. This was 70% less than the 389,900 tons consumed in 2001 as there was more supply available from our steelworks and restricted supply from third parties.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


OTHER EXPENSES

Pension expenses, principally for defined benefit plans under Canadian labor contracts, increased $2.0 million compared to 2001. Most of the increase was attributable to benefit improvements granted as part of the labor agreements reached in 2002.

Amortization of capital assets increased by 38% to $51.0 million in 2002 from $37.1 million in 2001. Most of the increase reflects a full year's amortization of the Mobile Steelworks with just a minor increase from other assets placed into service in 2002.

STEEL MAKING

Production at the Regina Steelworks during 2002 dropped to 961,200 liquid tons, about 10% less than 2001, primarily because of a 14-day scheduled maintenance outage in September (which is also reflected in the decline in capacity utilization). The Montpelier Steelworks produced 1,114,400 liquid tons of steel during 2002, 15% more than in 2001. Utilization increased to 91% reflecting product mix considerations. This rate was achieved despite a mechanical failure on the facility's static shear and an eight-day scheduled maintenance outage. The Mobile Steelworks produced 932,100 tons of liquid steel in 2002 versus 379,000 tons in 2001.

The number of man-hours required to produce a ton of coil or discrete plate averaged 0.78 for the combined steelworks.

A total of 558,700 tons of coil were processed by IPSCO's downstream coil processing facilities, up 11% over 2001's 501,400 tons, reflecting market share improvements as customers sought higher quality products.

TUBULAR OPERATIONS

IPSCO pipe mills produced 14% fewer tons than in 2001 due to the impact of lower drilling activity on demand for energy tubulars and the negative impact of a slow economy on demand for non-energy tubulars. Production of large diameter gas transmission pipe was down 25%, and shipments fell 4% to 129,300 tons, reflecting a limited number of projects in the transmission industry. The large diameter mills in Regina experienced a 34% utilization rate, lower than the 45% recorded a year earlier.

The man-hours required to convert finished steel to one ton of finished pipe averaged 2.44 which was identical to the 2.44 man-hours in 2001. This was despite the commissioning of new welding equipment on the mid-size mill in Regina.

SELLING, RESEARCH AND ADMINISTRATION EXPENSE

Selling, research and administrative expenses of $51.4 million were 8% lower than the $55.8 million reported in 2001. Bad debt expense was down $5.1 million reflecting the unusually high provisions recorded in 2001. Administrative expenses for the Mobile Steelworks were up $6.1 million reflecting the first full year of operation for that facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     INTEREST ON LONG-TERM DEBT

     Interest expense on long-term debt increased to $23.8 million in 2002 compared to $6.6 million in the prior year. Most interest on long-term debt was capitalized to the Mobile Steelworks project during 2000 and 2001, under Canadian Generally Accepted Accounting Principles.

     INCOME BEFORE TAXES, NET INCOME AND NET INCOME AVAILABLE TO COMMON SHAREHOLDERS

     Income before income taxes decreased by 48% (20% excluding non-recurring items) to $31.7 million in 2002. These results included one non-recurring transaction during 2002 and two non-recurring transactions during 2001. In 2002, the Company successfully completed the sale of certain assets held for sale and recorded associated pretax income of $6.5 million. In 2001, the Company settled a lawsuit against the turnkey contractor of the Montpelier Steelworks for $49 million. A total of $39 million represented claims for lost business and reimbursement of legal costs and was recorded in other income, and the $10 million balance was used to replace equipment. In addition, a non-cash charge of $10 million was recorded in 2001 to adjust the carrying value of assets held for sale to their estimated net realizable value.

     Net income decreased by 48% (20% excluding non-recurring items) to $20.3 million in 2002, after having decreased 33% to $38.9 million in 2001. Net income available to common shareholders declined 68% (46% excluding non-recurring items) to $8.9 million in 2002 from $27.4 million in 2001.

     LIQUIDITY AND CAPITAL RESOURCES

     CASH FLOWS

     Working capital provided by operations in 2003 was $104.0 million compared to $72.4 million in 2002. Most of the $31.6 million change reflects higher amortization expense and increased deferred tax benefits.

     Working capital was a $4.2 million use of cash in 2003, but was a $59.8 million use of cash during 2002. Higher receivables reflected higher sales, and inventories were up slightly as a result of higher unit costs and sales volumes, and were offset by increased accounts payable and accrued charges. Cash used for working capital in 2002 was primarily comprised of increased receivables due to higher sales levels and higher inventory levels.

     IPSCO borrowed $200 million in a private offering placed with about 120 institutions principally based in the U.S. in June 2003. Senior Unsecured Notes were issued at par with an 8.75% coupon, and are due in 2013. The net proceeds were used to repay all debt under the revolving term credit facility, as well as other small notes, and the balance is reflected in the increased cash position.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


In 2002, the Company issued 6.5 million shares of common stock for net cash proceeds of $90.7 million. The proceeds were used to pay down debt. The Company also renegotiated the terms of its $200 million revolving term facility.

Interest paid on the Junior Subordinated Notes in 2003 amounted to $8.5 million, the same as in 2002. Dividends to holders of common shares and Series 1 preferred shares amounted to $7.0 million and $5.9 million, respectively, during 2003 compared to $6.1 million and $5.3 million in 2002. In 2003, $2.6 million was raised from common shares issued under the share option plan compared with $3.0 million in 2002. The effect of exchange rate changes resulted in an increase in cash of $1.6 million in 2003, compared to a $0.5 million decrease in 2002.

CAPITAL INVESTMENTS

Capital investment for the past two years was kept to minimum levels consistent with the slow demand within the North American steel market. Total capital expenditures for 2003 were $13.5 million, down considerably from $34.2 million in 2002. Spending in both 2003 and 2002 was down significantly from the $155.8 million invested in 2001. Most of the 2001 investment was for the Mobile Steelworks, which completed commissioning in September 2001. The Mobile construction contract included a guaranteed-not-to-exceed cost provision. The contractual amount was exceeded and damages of over $60 million are being sought by IPSCO in a court action that began in 2001. The defendant has denied liability and asserted certain counterclaims which the Company believes are without merit. The case is scheduled for trial in 2004.

LIQUIDITY

The principal indicators of IPSCO's liquidity are its cash position and amounts available under its bank line of credit.

The Company has a committed revolving term facility of $200 million that expires on March 4, 2005. This line of credit can be drawn at spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers' Acceptances Reference Discount Rate or U.S. dollar denominated LIBOR, in either Canadian or U.S. funds, subject to maintaining a prescribed working capital ratio and meeting certain other financial covenants. At December 31, 2003, the Company had not drawn on its term bank lines. Letters of credit of U.S. $13.3 million were outstanding. In 2004, $34.3 million of long-term debt will mature, $1.1 million less than the amount which matured in 2003.

During 2003, IPSCO's cash position increased by $108.7 million to $131.6 million while the working capital ratio remained unchanged at 2.9:1.0. This much higher level of cash provides management with flexibility to redeem IPSCO's Series 1 Preferred Shares, if it so chooses. These shares may be redeemed in whole or in part on or after May 15, 2004. Redemption of all outstanding shares would require CDN $150 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     At December 31, 2003, the committed cost to complete in-process capital projects was $3.7 million. At the end of 2002, this amount was $5.0 million. Management plans to limit 2004 investment to about $30 million for new and existing capital programs.

     Assuming continuing profitability, IPSCO expects that it will be able to finance future expenditures from its cash position, cash from operations, and its bank line of credit. It may also consider operating lease financing as well as additional debt or equity financing as appropriate.

     The Company utilizes fixed price physical delivery contracts and hedge contracts to manage the variability of the cost of purchasing natural gas. The Company has designated as cash flow hedge instruments certain agreements matched against variable price forecasted natural gas purchases through March 31, 2006. At December 31, 2003, the unrealized loss under the agreements was $44,000 compared to an unrealized loss of $78,000 at the end of 2002.

     Late in 2003 the Company also entered into a series of foreign exchange forward contracts to hedge the margin on products with Canadian dollar costs that are sold under contracts denominated in U.S. dollars. The contracts fix the Canadian dollar amounts to be received, and the U.S. dollar amounts to be delivered, on a series of dates beginning January 29, 2004, and ending August 30, 2004. At December 31, 2003, the unrealized gain under these contracts was $0.2 million.

     DEBT RATINGS

     IPSCO maintains ratings with three of North America's rating agencies to comply with various debt covenants. Moody's Investor Service assigned a Ba3 senior implied rating in June 2003, in conjunction with the $200 million Senior Unsecured Notes discussed above. Dominion Bond Rating Service (DBRS) lowered their rating on these debt securities from BBB to BBB (low) with a stable outlook. DBRS continues to regard IPSCO as investment grade, based in large part on a strong balance sheet and sufficient access to liquidity. Early in 2004, Standard & Poor's Ratings Service (S&P) changed its rating of BB+ to BB with a stable outlook, based on past results. At the same time, however, S&P stated that strong prices in 2004 should improve the Company's profitability and cash flow protection which, combined with the completion of its capital expenditure program, should result in positive free cash generation.

     CAPITAL STRUCTURE

     IPSCO strives to maintain a strong balance sheet and a flexible capital structure. The Company believes that the principal indicators of its creditworthiness are its ability to generate cash from operations, its debt to total capitalization percentage and the degree to which covenants in its existing lending agreements may affect its future ability to access debt markets.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


The Company's most restrictive covenant at December 31, 2003 with respect to funded debt requires that funded debt not exceed 50.0% of consolidated tangible net worth.

For purposes of this covenant, funded debt includes:

     a)   long-term debt (including the current portion),

     b)   the Junior Subordinated Notes,

     c) the lease of the meltshop and caster equipment at the Montpelier Steelworks, and

     d)   certain letters of credit.

At December 31, 2003, the percentage of funded debt, so calculated, to tangible net worth was 39.6% compared to 38.7% at the end of 2002.

Based only on the funded debt to tangible net worth covenant, the Company estimates that at December 31, 2003 up to $354 million in additional funded debt could have been raised while still complying with this covenant. This compares to $363 million at the end of 2002. This does not include amounts that may be available to the Company under other methods of financing which would not constitute funded debt as defined in the Company's lending agreements or that were available for draw under the Company's operating line at December 31, 2002.

The ratio of the Company's long-term debt to total capitalization, based on Canadian GAAP financial statements at the end of 2003 increased to 26% from 24% at the end of 2002. The difference between the ratio of the Company's long-term debt to total capitalization and the ratio of the Company's funded debt to tangible net worth is primarily due to the differences in the accounting treatment given to the Company's Junior Subordinated Notes and the Montpelier Steelworks meltshop and slab caster lease under the relevant lending agreement and under Canadian GAAP.

IPSCO's most restrictive covenant with respect to equity maintenance requires that tangible net worth according to the relevant lending agreement (which excludes the Junior Subordinated Notes), be maintained at a minimum of $570 million, plus 50% of net income earned after December 31, 1998. The Company's equity exceeded this requirement by $357 million or 53% at December 31, 2003, and by $317 million or 48% at the end of 2002.

As part of regular reviews of the dividend level on common shares, IPSCO's Board of Directors decided to change the quarterly dividend from CDN $0.125 per share to CDN $0.05 per share in the fourth quarter of 2001. This was done to conserve cash because of short-term uncertainty in the North American steel industry. This rate has been maintained due to continued uncertainty.

Even though there are no maintenance interest coverage restrictions related to IPSCO's current revolving term agreement, the number of times that the Company's earnings before interest and taxes can cover its interest payments on long-term debt ("interest coverage") is an important indication of its ability to issue additional long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     Interest on long-term debt charged to earnings is described on page 26. Interest incurred, capitalized and charged to earnings in 2003, 2002, and 2001 are as follows:

     ---------------------------------------------------------------------------
     Interest                                 2003         2002            2001
     ---------------------------------------------------------------------------
     ($ millions)
     Incurred                                $30.6        $23.8           $26.1
     Capitalized                                --           --            19.5
                                            ------------------------------------
     Charged to Earnings                     $30.6        $23.8           $06.6
                                            ====================================

     IPSCO's interest coverage in 2003 was 1.8 times, down from 2.3 times in 2002, on an interest-incurred basis. The Mobile commissioning phase was completed in 2001 and no new major projects have been initiated. Therefore, no interest expense was capitalized in 2003 and 2002.

     The most restrictive covenant in the Company's lending agreements regarding working capital requires that the Company maintain a working capital ratio of 1.5:1.0. The Company comfortably exceeded this requirement with working capital ratios of 2.9:1 at the end of both 2003 and 2002.

     COMMITMENTS

     The Company has ongoing commitments under various contractual and commercial obligations at December 31, 2003, as follows:

     ---------------------------------------------------------------------------------------------
     Contractual Obligations                                               Payments Due by Period
     ---------------------------------------------------------------------------------------------
     ($ millions)                                      Less than      1 to 3    4 to 5      After
                                            Total         1 year       years     years    5 years
                                           -------------------------------------------------------
     Long-term debt                          $436             34         135        57        210
     Operating leases                         208             25          58        36         89
     Service and supply contracts             298             63         118        51         66
                                           -------------------------------------------------------
     Total contractual cash obligations      $942            122         311       144        365
                                           =======================================================

     OFF-BALANCE SHEET ARRANGEMENTS

     IPSCO's only off-balance sheet arrangements that have, or are reasonably likely to have, current or future effect on IPSCO's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors are related to the sale and leaseback of certain equipment and letters of credit. The sale and leaseback arrangements originally totaled $173 million, the most significant being the $150 million sale and leaseback of the Montpelier Steelworks meltshop and caster, completed in 2000. IPSCO has an option, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the lease term for the fair market value of the equipment, subject to a residual guarantee of $37.5 million. For Canadian GAAP purposes, this transaction was treated as a sale and the subsequent lease payments as operating expenses. For U.S. GAAP purposes, this transaction was recorded as a financing lease, with no recognition of the disposal of the assets. See Note 18 and Note 20 of the 2003 financial statements for further information. The Company's letters of credit have been previously referred to.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

---------------------------------------------------------------------------------------------------------
Quarterly Results                                            2003              2002              2001*
---------------------------------------------------------------------------------------------------------
TONS SHIPPED (thousands)
(*including Mobile shipments during commissioning)
  1st Quarter                                                 674.2             749.5             583.6
  2nd Quarter                                                 748.8             810.9             587.7
  3rd Quarter                                                 817.3             697.8             659.0
  4th Quarter                                                 896.8             638.7             604.8
                                                         ------------------------------------------------
  Total                                                     3,137.1           2,896.9           2,435.1
                                                         ================================================

SALES (millions)
(*excluding Mobile sales during commissioning)
  1st Quarter                                             $   279.9         $   271.1         $   232.5
  2nd Quarter                                                 298.2             287.6             219.6
  3rd Quarter                                                 335.0             266.9             229.1
  4th Quarter                                                 381.5             256.1             222.5
                                                         ------------------------------------------------
  Total                                                   $ 1,294.6         $ 1,081.7         $   903.7
                                                         ================================================

NET INCOME (LOSS) AVAILABLE TO
  COMMON SHAREHOLDERS (millions)
  1st Quarter                                             $     1.5         $    (3.4)        $     5.7
  2nd Quarter                                                  (6.5)              1.2              28.7
  3rd Quarter                                                  (2.0)              1.1               8.5
  4th Quarter                                                   7.3              10.0             (15.5)
                                                         ------------------------------------------------
  Total                                                   $     0.3         $     8.9         $     7.4
                                                         ================================================

BASIC EARNINGS (LOSS)
  PER COMMON SHARE
  1st Quarter                                             $     0.03        $    (0.08)       $     0.14
  2nd Quarter                                                  (0.14)             0.03              0.70
  3rd Quarter                                                  (0.04)             0.02              0.21
  4th Quarter                                                   0.15              0.21             (0.38)
  Year                                                          0.01              0.19              0.67
                                                         ================================================

DILUTED EARNINGS (LOSS)
  PER COMMON SHARE
  1st Quarter                                             $     0.03        $    (0.08)       $     0.14
  2nd Quarter                                                  (0.14)             0.03              0.57
  3rd Quarter                                                  (0.04)             0.02              0.20
  4th Quarter                                                   0.15              0.19             (0.38)
  Year                                                          0.01              0.19              0.66
                                                         ================================================


Note - The change in the Company's effective tax rate recorded in the fourth quarter of 2003 had the effect of increasing net income for the quarter by approximately $1.3 million or $0.03 per diluted common share.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     ANALYSIS OF IPSCO'S TOTAL CAPITALIZATION

     The return on shareholders' equity for 2003 decreased to 0% from 1% in 2002. This was below the 2003 inflation rates of 2.0% in Canada and 1.9% in the U.S. Inflation rates in Canada and the U.S. in 2002 were 3.9% and 2.4%, respectively.

     During 2003, IPSCO reduced borrowings under the $200 million revolving term bank line by $118.0 million and had no outstanding balance at December 31, 2003. However, because of the new senior notes issued in June 2003, long-term debt, excluding the current portion, increased to $401.2 million at December 31, 2003 compared to $342.2 million at the end of 2002.

     SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     IPSCO, a Canadian company, uses U.S. dollars as the basis for its financial statement reporting, and follows Canadian Generally Accepted Accounting Principles (GAAP) in presenting financial results. The U.S./Canadian GAAP differences generally relate to timing issues for expense recognition. The 2001 differences were more significant than normal primarily because of the treatment of major transactions associated with the start-up and commissioning of the new Mobile Steelworks. The differences in the reported results arising from using U.S. as opposed to Canadian GAAP are summarized in Note 20 to the 2003 financial statements.

     CRITICAL ACCOUNTING POLICIES

     IPSCO prepares its financial statements in conformity with Canadian GAAP. The Company's significant accounting polices are discussed in the notes to the consolidated financial statements. The application of these policies requires important judgments or estimations that can affect financial position, results of operations and cash flows. The Company believes the accounting principles chosen are appropriate under its circumstances, and that the estimates, judgments and assumptions involved in its financial reporting are reasonable.

     Accounting estimates made by management are based on an analysis of historical experience and information on current events that is available to management at the time the estimate is made. If circumstances on which estimates were based change, the impact is included in the results of operations for the period in which the change occurs. Critical accounting policies for the Company that are subject to significant estimates and assumptions are summarized below.

     VALUATION OF LONG-LIVED ASSETS

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Factors that could affect IPSCO's estimate of undiscounted cash flows include, among other things, technological changes, economic conditions or changes in operating performance, resulting in the need to write-down those assets to fair value.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company has established an allowance for doubtful accounts for losses resulting from the potential risk that some customers may be unable to make payments. Management continually monitors payment patterns of customers, investigates past-due accounts to assess likelihood of collection and monitors industry and economic trends to estimate required allowances.

INVENTORY VALUATION

Inventories are valued at the lowest of average cost, replacement cost or net realizable value. Every month IPSCO performs an analysis to determine whether any reduction in the average cost of inventory is necessary to record inventory at the lowest value. In addition, an analysis is regularly performed to determine whether saleable products on hand need to be written down to reflect their estimated net realizable value given the intended sales channel for the product. Writedowns to secondary grade are recognized based on this analysis. If the products do not achieve this lower net realizable value, further losses in their disposition would be recognized.

DEFERRED INCOME TAX ASSETS

As part of the process of preparing consolidated financial statements, IPSCO is required to estimate income taxes in each jurisdiction. This involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within the consolidated balance sheet. An assessment is made of the likelihood that the deferred tax assets will be recovered from future taxable income. To the extent recovery is not likely, a valuation allowance is established.

The Company has recorded a valuation allowance to reduce the recorded deferred tax assets to an amount that is more likely than not to be realized. In determining the valuation allowance, management utilizes certain tax planning strategies considered to be prudent and feasible to allow for the realization of the deferred tax assets. In the event the probability of realizing the deferred tax asset does not meet the more likely than not threshold, the valuation allowance would be increased and a corresponding charge against income would be recorded.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     OBLIGATIONS RELATING TO EMPLOYEE PENSION PLANS

     The Company provides retirement benefits for almost all of its employees under several defined benefit and defined contribution plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The Company's policy regarding the defined benefit plans is to fund the amount that is required by governing legislation. Independent actuaries perform the required calculations to determine pension expense in accordance with GAAP. Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liabilities related to the plans. The actuarial assumptions used by the Company may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may affect the net pension expense and liability recorded by the Company.

     BUSINESS RISKS AND UNCERTAINTIES

     Management believes the following principal risks and uncertainties should be taken into consideration by prudent investors.

     INDUSTRY COMPETITION

     The global steel industry remains highly competitive. IPSCO competes with foreign and domestic steel makers and steel converters -- several of which have recently emerged from bankruptcy with significantly lower cost structures. Competition in the industry is not only based on price, quality and ability to meet customers' product specifications and delivery schedules; steel products must also compete with concrete, plastic, aluminum and other composite materials for many product applications. The highly competitive nature of the industry may affect the Company's results.

     EXCESS GLOBAL CAPACITY AND UNFAIR TRADE

     The effect of excess global capacity on North American steel prices remains a significant risk for IPSCO. Excess global supply of steel has occasionally resulted in surges of low-priced steel into North American markets and in recent years has driven prices to historic lows. In its March 2002 Section 201 ruling, the U.S. International Trade Commission concluded that, for the majority of products reviewed, imported steel had seriously injured domestic producers. That ruling was revoked in November 2003. The remaining current remedies beneficial to the North American steel industry may not be sustained in the long-term, and this could affect the domestic industry's ability to fully recover. IPSCO will continue to work closely with industry groups as well as the governments of Canada and the U.S. towards a long-term solution to excess global capacity and unfair international steel trade.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


ECONOMIC CYCLES AND INCREASED CREDIT RISK

The steel industry is highly cyclical in nature and sensitive to general economic conditions. While IPSCO is generally affected by macroeconomic fluctuations in the Canadian, U.S. and global economies, it is particularly sensitive to trends in oil and gas exploration and transmission as well as trends in the construction, agricultural, and heavy equipment industries, which are important markets for IPSCO's products. In addition, some of the Company's customers were adversely affected by the recent U.S. economic recession, which has resulted in, and which may continue to result in, defaults in the payment of accounts receivables owed to the Company. Although the Company uses a variety of techniques to manage this exposure, including thorough credit checks and in some cases requiring security for credit, material losses due to economic downturns and customer defaults are possible.

WEAKNESS IN THE OIL AND GAS INDUSTRY AND FEWER LARGE DIAMETER PIPE PROJECTS

Sales of energy tubular products (including large diameter pipe) represent an important portion of IPSCO's total sales tonnage. The oil and gas industry is cyclical and sensitive to oil and natural gas prices and weather conditions, among other things. The tubular products business (excluding large diameter pipe) is dependent on the number of rigs drilling in both Canada and the U.S. The large diameter pipe business is dependent on the existence of large pipeline projects. During times of lower demand from the oil and gas industry, the Company endeavors to shift steel production from tubular products towards steel mill products or cut-to-length products. However, prolonged weakness in the oil and gas industry and the existence of fewer large diameter pipe projects could adversely affect the Company.

INPUT COSTS

IPSCO's principal raw material input is scrap metal. The price and availability of scrap are subject to several market forces, including demand by global steel producers (most recently affected by strong demand from China), freight costs and scrap market speculation. Company operations also require substantial amounts of other inputs, such as alloys, electricity, natural gas and oxygen -- the price and availability of which are also subject to market forces and government regulation. Significant input cost increases, without a commensurate increase in finished product selling prices, hurts IPSCO's financial results. Similarly, if the Company were unable to receive sufficient inputs on a timely basis, production could be compromised and business results could be negatively affected.

The Company does not have long-term supply contracts for scrap metal and instead manages scrap cost volatility primarily by using two strategies. The first is its ownership of the General Scrap Partnership in Canada and the second is the cultivation of close business relationships with major scrap yards and brokers throughout mid-America. To manage the volatility of other input costs, IPSCO has long-term electricity contracts for the Regina, Montpelier and Mobile Steelworks, and an active natural gas purchase program designed to reduce its exposure to fluctuations in spot prices through forward-priced physical gas purchases and financial hedging contracts.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     NET OPERATING LOSS CARRY-FORWARDS

     IPSCO has accumulated large net operating loss carry-forwards on its U.S. operations for which it has recorded future tax benefits. The ability to realize these future tax benefits depends on the Company's future profitability. Although 99% of these net operating loss carry-forwards do not begin to expire until 2018, there is a risk that previously recognized tax benefits will not be realized prior to their expiration and that the Company may be required to expense these tax benefits in the future.

     DEBT COVENANTS

     The Company's debt covenants could adversely affect its ability to finance future operations or capital needs or to pursue business opportunities. There is a risk that a breach of these covenants could result in a default of the Company's related indebtedness. If a default occurs and is not appropriately remedied, the Company's lenders could declare the indebtedness, with interest and other fees, to be immediately due and payable.

     ENVIRONMENTAL LAWS AND REGULATIONS

     IPSCO is subject to comprehensive and continuously evolving environmental regulation of its operations. Management places a premium on sound environmental practice and compliance and is committed to being an industry leader on environmental issues. The Company's environmental management system involves a number of activities including: environmental audits of operations, projects and purchases; maintenance of emergency preparedness and environmental action plans and systems; oversight of programs by the Board of Directors; employee training; and active participation in industry associations and initiatives to manage environmental performance. All of IPSCO's operating facilities have received ISO 14001 certification of their environmental management systems.

     However, given the increasing stringency in environmental regulation and its application to the steel industry, there is a risk that the Company may not be in complete compliance with future environmental requirements or that the Company will incur future environmental liability that could have a material adverse effect on its operations.

     Canadian operations could also be affected by the Kyoto Protocol, which sets binding targets for the reduction of emissions of carbon dioxide, methane and certain other "greenhouse gases." Although the Canadian government has expressed its support for limiting the impact of the Kyoto Protocol on industry, the specific processes for achieving the targets have yet to be determined. It is too soon to know whether implementation of the Kyoto Protocol will have a material adverse impact on the Company's Canadian operations. IPSCO's environmental management group is

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


developing a Canadian implementation plan, through work with the Canadian Steel Producers Association and dialogue with regulators, to try to ensure that the reduction targets imposed on the industry are environmentally sustainable, economically achievable and technologically feasible.

PRODUCT DEMAND, MARKET SHARE

Weakness in the Canadian and/or U.S. industrial economies could result in reduced demand for IPSCO's steel products. The Company must achieve and maintain certain sales volumes for the various products manufactured at its facilities for these facilities to be economically viable over the long term. A reduction in market demand that results in a reduction of sales of IPSCO's products could have a material adverse effect on the Company's earnings. Management continues to focus on gathering superior market intelligence about customer requirements and product alternatives, supporting its marketing operations and sales personnel with highly trained research and technical experts, and optimizing throughput rates, yields and quality as part of its efforts to increase product demand and maintain satisfactory market share.

POTENTIAL EQUIPMENT FAILURE

The Company uses a systematic approach to routinely maintain all facilities and equipment. Nonetheless, there is risk of plant equipment failure, either because of maintenance issues or as the result of operational errors. Any such failure could adversely affect the Company.

LABOR ACTIVITIES

About 45% of IPSCO's employees are represented by trade unions. Contract expiration dates vary between 2006 and 2007. Future labor negotiations and future union activities at other locations could have an adverse effect on the Company. Similarly, union activities and labor disruptions involving the Company's suppliers could disrupt IPSCO business.

BANKRUPTCY LAWS, GOVERNMENT SUBSIDIES TO NORTH AMERICAN STEEL PRODUCERS AND DIMINISHED ENTRY AND PARTICIPATION BARRIERS

Management believes that the combination of bankruptcy protection and continued government subsidies to weaker, inefficient North American producers has hurt IPSCO's results. Several companies in Canada and the U.S., which would otherwise be uncompetitive because of old, inefficient high-cost operations, have nonetheless remained in business under the protection of bankruptcy laws. In some instances, these competitors have emerged from bankruptcy or remained in business only because governments are guaranteeing their debt or paying their obligations for pension and other benefits. In other instances, this has resulted in the reconstitution of existing participants with more competitive cost structures. The substantial capital costs to

MANAGEMENT'S DISCUSSION AND ANALYSIS


     construct steelworks, coupled with expensive labor contracts, traditionally posed a barrier to entry into the steel industry. Recent events, such as the emergence of International Steel Group Inc., demonstrate the ability of prospective investors to secure plants and equipment, especially from those in financial distress, for significantly less capital than historically required. This, combined with the replacement of traditional labor contracts and new technology, could lead to new entrants to the steel industry or the reconstruction of existing participants with more competitive cost structures.

     OUTLOOK

     As 2004 begins, the outlook for IPSCO and the steel industry in general is brighter than it has been in a number of years. This renewed optimism is based on healthier demand and pricing, combined with continued improvements in the North American industrial economy and the impact of buoyant offshore markets, most notably those serving China.

     However, there are some counterbalances to this optimism, primarily in the threat posed to IPSCO and our customers by high and rising raw materials prices. We know, too, that a year is a long time in the steel business. We have been surprised not by the fact of a steel industry adjustment, but by its extent and speed. Because of the current volatility in the marketplace, there is the possibility of further unexpected developments as 2004 unfolds.

     That said, a number of important business fundamentals at IPSCO have changed for the better. Our order books have strengthened significantly as demand for pipe and plate is strong. Key indicators of industrial production and consumer confidence are positive. The decline in the value of the U.S. dollar against other leading currencies has made exports to the U.S. less attractive for foreign steel companies. At the same time, growing demand in China and elsewhere has provided new markets for manufactured exports.

     For IPSCO specifically, a few domestic suppliers of plate have recently exited, or reduced their commitment to this business after years of poor returns. This industry rationalization will benefit IPSCO. In the tubular business, rig counts are at all time highs in Canada and remain strong in the United States. Pricing in this market remains competitive.

     Two concerns we have are the raw materials price increases and, not unrelated, the market's ability to sustain higher prices without reducing demand. Like other industry participants, IPSCO has recently imposed surcharges to cover the extraordinary increases in raw materials costs, particularly scrap, which have occurred through the end of 2003 and into 2004. These surcharges will be reviewed regularly and will be eliminated when raw material prices revert to more sustainable levels.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


Because of the substantial investments we have made over the past few years, IPSCO's capital spending requirements are modest. In 2004, forecasted capital investments of $30 million are only about 50% of expected depreciation, freeing up additional cash flows to improve our balance sheet.

Longer-term, IPSCO continues to position itself in the tubular market to take advantage of expected large northern pipeline projects over the next few years.

In conclusion, IPSCO expects stronger profitability in 2004. We are targeting further productivity improvements and are making further improvements in our product mix, resulting in margin improvement.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS


The accompanying consolidated financial statements of IPSCO Inc., and all information in this report, were prepared by management, which is responsible for its integrity and objectivity.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include some estimates based upon management's judgments. The significant accounting policies, which management believes appropriate for the Company, are described in Note 2 to the financial statements. Financial and operating data presented elsewhere in the annual report are consistent with the information contained in the financial statements.

The integrity and reliability of IPSCO's reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and an appropriate division of responsibilities. Internal accounting controls are continually monitored by an internal audit staff through ongoing reviews and comprehensive audit programs. IPSCO regularly communicates throughout the organization the requirement for employees to maintain high ethical standards in their conduct of the Company's affairs.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility principally through the Audit Committee of the Board. The Board of Directors annually appoints this Audit Committee which is comprised of directors who are neither employees of IPSCO nor of companies affiliated with the Company. This Committee meets regularly with management, the head of the internal audit department, and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the Audit Committee. Following its review of the financial statements and annual report and discussions with the shareholders' auditors, the Audit Committee reports to the Board of Directors prior to the Board's approval of the financial statements and annual report. The Audit Committee recommends the appointment of the Company's external auditors, who are appointed by the Company's shareholders at its annual meeting.

Ernst & Young LLP, the shareholders' auditors, have performed an independent audit in accordance with Canadian generally accepted auditing standards and have attested to the fairness, in all material respects, of the presentation of the financial statements. Their report follows.



/s/ David Sutherland                      /s/ Robert Ratliff
-------------------------                 -------------------------
David Sutherland                          Robert Ratliff
President and Chief Executive Officer     Vice President and Chief Financial
                                          Officer

January 28, 2004

AUDITORS' REPORT


To the Shareholders of IPSCO Inc.

We have audited the consolidated statements of financial position of IPSCO Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


/s/ Ernst & Young, LLP

Chicago, Illinois
January 28, 2004

IPSCO INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31 (thousands of United States dollars)

                                                                   2003            2002
                                                                --------------------------
CURRENT ASSETS
Cash and cash equivalents                                       $  131,567      $   22,859
Accounts receivable
  Trade, less allowances                                           168,956         135,421
  Other, including current portion of mortgages receivable          45,722          18,331
Inventories (Note 3)                                               286,159         255,410
Prepaid expenses                                                     2,833           2,847
Future income taxes (Note 4)                                        22,976          41,402
                                                                --------------------------
                                                                   658,213         476,270
                                                                --------------------------
NON-CURRENT ASSETS
  Capital assets (Note 5)                                        1,109,418       1,129,716
  Mortgages receivable (Note 6)                                     10,882           5,403
  Deferred financing costs, less amortization                        8,107           2,785
 Deferred pension asset (Note 7)                                     3,964           3,911
  Future income taxes (Note 4)                                     149,430         121,586
                                                                --------------------------
                                                                 1,281,801       1,263,401
                                                                --------------------------
TOTAL ASSETS                                                    $1,940,014      $1,739,671
                                                                ==========================

CURRENT LIABILITIES
  Accounts payable and accrued charges (Note 9)                 $  162,812      $  101,514
  Accrued payroll and related liabilities                           15,624          13,775
  Current portion of long-term debt (Note 8)                        34,286          35,386
  Other current liabilities                                         10,515          16,142
                                                                --------------------------
                                                                   223,237         166,817
                                                                --------------------------

LONG-TERM LIABILITIES
  Long-term debt (Note 8)                                          401,244         342,202
  Future income taxes (Note 4)                                     181,643         143,229
                                                                --------------------------
                                                                   582,887         485,431
                                                                --------------------------
SHAREHOLDERS' EQUITY
  Preferred shares (Note 10)                                        98,695          98,553
  Common shares (Note 11)                                          354,095         351,311
  Subordinated notes (Note 12)                                     104,250         104,250
  Retained earnings (Note 13)                                      487,924         494,599
  Cumulative translation adjustment                                 88,926          38,710
                                                                --------------------------
                                                                 1,133,890       1,087,423
                                                                --------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $1,940,014      $1,739,671
Commitments and contingencies (Notes 18 & 21)                   ==========================

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

/s/ Burton Joyce                                /s/ David Sutherland
-------------------------                       -----------------------------
Burton Joyce, Director                          David Sutherland, Director

IPSCO INC. CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31
(thousands of United States dollars except per share data)

                                                               2003           2002           2001
                                                        ------------------------------------------
SALES                                                   $ 1,294,566    $ 1,081,709    $   903,743
                                                        ------------------------------------------
Cost of sales
  Manufacturing and raw material                          1,130,886        929,140        772,516
  Amortization of capital assets                             61,138         51,049         37,107
                                                        ------------------------------------------
                                                          1,192,024        980,189        809,623
                                                        ------------------------------------------

Gross income                                                102,542        101,520         94,120
Selling, research and administration                         54,683         51,358         55,799
                                                        ------------------------------------------
Operating income                                             47,859         50,162         38,321

Other expenses (income)
  Interest on long-term debt (Note 8)                        30,583         23,821          6,634
  Other interest (income) expense, net                       (1,625)           174           (928)
  Foreign exchange (gain) loss                               (5,170)           938            882
  Other                                                        (720)            --             --
  Gain on sale of assets held for sale (Note 6)                  --         (6,464)            --
  Litigation settlement (Note 21)                                --             --        (39,000)
  Provision for loss on assets held for sale (Note 5)            --             --         10,000
                                                        ------------------------------------------
Income before income taxes                                   24,791         31,693         60,733
Income taxes (Note 4)                                        12,429         11,414         21,865
                                                        ------------------------------------------
NET INCOME                                                   12,362         20,279         38,868

Dividends on preferred shares, including
  part VI.I tax (Note 10)                                     6,304          5,608          5,692
Interest on subordinated notes, net of
  income tax (Note 12)                                        5,771          5,771          5,771
                                                        ------------------------------------------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS             $       287    $     8,900    $    27,405
                                                        ==========================================

EARNINGS PER COMMON SHARE
  Basic (Note 14)                                       $      0.01    $      0.19    $      0.67
                                                        ==========================================
  Diluted (Note 14)                                     $      0.01    $      0.19    $      0.66
                                                        ==========================================


The accompanying notes are an integral part of the consolidated financial statements.

IPSCO INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31 (thousands of United States dollars)


                                                PREFERRED SHARES                COMMON SHARES        SUBORDINATED
                                             NUMBER         AMOUNT          NUMBER         AMOUNT        NOTES
                                         ------------------------------------------------------------------------
Balance at January 1, 2001                6,000,000    $    98,572      40,812,936    $   255,772    $   104,250
Net income                                       --             --              --             --             --
Dividends on preferred shares,
  including part VI.I tax                        --             --              --             --             --
Interest on subordinated notes,
  net of income tax                              --             --              --             --             --
Dividends on common shares                       --             --              --             --             --
Issue of common shares                           --             --          30,600            391             --
Foreign currency translation
  adjustment                                     --             --              --             --             --
Other                                            --            (27)             --             --             --
                                         ------------------------------------------------------------------------
Balance as at December 31, 2001           6,000,000         98,545      40,843,536        256,163        104,250
Net income                                       --             --              --             --             --
Dividends on preferred shares,
  including part VI.I tax                        --             --              --             --             --
Interest on subordinated notes,
  net of income tax                              --             --              --             --             --
Dividends on common shares                       --             --              --             --             --
Issue of common shares                           --             --       6,823,951         95,148             --
Foreign currency translation
  adjustment                                     --             --              --             --             --
Other                                            --              8              --             --             --
                                         ------------------------------------------------------------------------
Balance as at December 31, 2002           6,000,000          8,553      47,667,487        351,311        104,250
Net income                                       --             --              --             --             --
Dividends on preferred shares,
  including part VI.I tax                        --             --              --             --             --
Interest on subordinated notes,
  net of income tax                              --             --              --             --             --
Dividends on common shares                       --             --              --             --             --
Issue of common shares                           --             --         273,420          2,784             --
Foreign currency translation
  adjustment                                     --             --              --             --             --
Other                                            --            142              --             --             --
                                         ------------------------------------------------------------------------
Balance as at December 31, 2003           6,000,000    $    98,695      47,940,907    $   354,095    $   104,250
                                         ========================================================================

                                                          CUMULATIVE
                                            RETAINED      TRANSLATION
                                            EARNINGS       ADJUSTMENT        TOTAL
                                        ---------------------------------------------
Balance at January 1, 2001               $   475,551     $    50,489     $   984,634
Net income                                    38,868              --          38,868
Dividends on preferred shares,
  including part VI.I tax                     (5,692)             --          (5,692)
Interest on subordinated notes,
  net of income tax                           (5,771)             --          (5,771)
Dividends on common shares                   (11,179)             --         (11,179)
Issue of common shares                            --              --             391
Foreign currency translation
  adjustment                                      --         (15,686)        (15,686)
Other                                             --              --             (27)
                                        ---------------------------------------------
Balance as at December 31, 2001              491,777          34,803         985,538
Net income                                    20,279              --          20,279
Dividends on preferred shares,
  including part VI.I tax                     (5,608)             --          (5,608)
Interest on subordinated notes,
  net of income tax                           (5,771)             --          (5,771)
Dividends on common shares                    (6,078)             --          (6,078)
Issue of common shares                            --              --          95,148
Foreign currency translation
  adjustment                                      --           3,907           3,907
Other                                             --              --               8
                                        ---------------------------------------------
Balance as at December 31, 2002              494,599          38,710       1,087,423
Net income                                    12,362              --          12,362
Dividends on preferred shares,
  including part VI.I tax                     (6,304)             --          (6,304)
Interest on subordinated notes,
  net of income tax                           (5,771)             --          (5,771)
Dividends on common shares                    (6,962)             --          (6,962)
Issue of common shares                            --              --           2,784
Foreign currency translation
  adjustment                                      --          50,216          50,216
Other                                             --              --             142
                                        ---------------------------------------------
Balance as at December 31, 2003          $   487,924     $    88,926     $ 1,133,890
                                        =============================================

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31 (thousands of United States dollars)

                                                                    2003         2002         2001
                                                              -------------------------------------
CASH DERIVED FROM (APPLIED TO)
  Operating activities
    Working capital provided by operations
      Net income                                               $  12,362    $  20,279    $  38,868
      Amortization of capital assets                              61,138       51,049       37,107
      Amortization of deferred charges                             1,216          813          549
      Change in deferred pension asset                               638       (4,168)      (3,958)
      Future income taxes                                         28,661       10,888      (13,656)
      Gain on sale of assets held for sale                            --       (6,464)          --
      Non-cash portion of litigation settlement                       --           --      (11,000)
      Non-cash provision for loss on assets held for sale             --           --       10,000
      Other                                                           --           --         (144)
                                                              -------------------------------------
                                                                 104,015       72,397       57,766
                                                              -------------------------------------

    Change in non-cash operating working capital
      Trade receivables                                          (23,185)     (28,651)      28,642
      Other receivables                                          (23,875)      (7,439)      21,099
      Inventories                                                 (9,035)     (16,016)     (13,436)
      Prepaid expenses                                               264         (816)         600
      Accounts payable and accrued charges                        55,452       (8,168)       6,916
      Accrued payroll and related liabilities                        469       (1,540)      (1,523)
      Income and other taxes payable                               2,730          619        4,841
      Other current liabilities                                   (6,983)       2,216        3,418
                                                              -------------------------------------
                                                                  (4,163)     (59,795)      50,557
                                                              -------------------------------------
                                                                  99,852       12,602      108,323
                                                              -------------------------------------

  Financing activities
    Proceeds from issuance of common shares,
      net of issue costs (Note 11)                                    --       90,670           --
    Proceeds from issuance of common shares
      pursuant to share option plan (Note 11)                      2,581        2,953          391
    Common share dividends                                        (6,962)      (6,078)     (11,179)
    Preferred share dividends                                     (5,902)      (5,254)      (5,337)
    Subordinated notes interest                                   (8,500)      (8,500)      (8,500)
    Proceeds from issuance of long-term debt (Note 8)            264,114       83,300      120,000
    Repayment of long-term debt (Note 8)                        (225,586)    (114,400)     (73,100)
    Proceeds from sale-leaseback of capital assets (Note 18)          --           --       15,000
                                                              -------------------------------------
                                                                  19,745       42,691       37,275
                                                              -------------------------------------

  Investing activities
    Expenditures for capital assets (Note 15)                    (13,528)     (34,211)    (155,775)
    Proceeds from sale of assets held for sale (Note 6)            1,022        1,466           --
    Proceeds from collection of mortgages receivable               2,174           --           --
    Investments (Note 16)                                         (2,171)      (1,706)      (1,993)
                                                              -------------------------------------
                                                                 (12,503)     (34,451)    (157,768)
                                                              -------------------------------------
  Effect of exchange rate changes on cash
    and cash equivalents                                           1,614         (475)      (3,489)
                                                              -------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 108,708       20,367      (15,659)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    22,859        2,492       18,151
                                                              -------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $ 131,567    $  22,859    $   2,492
                                                              =====================================

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     IPSCO INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     For the years ended December 31
     (thousands of United States dollars except per share data)

     1    NATURE OF OPERATIONS

     IPSCO Inc. is a producer of steel products. The Company's products are sold primarily in Canada and the United States.

     The Company currently employs approximately 2,400 people, of whom approximately 56% are non-unionized personnel and approximately 44% are represented by trade unions. The Company is a party to separate collective bargaining agreements with a term to July 31, 2006 with locals of the United Steelworkers of America (USWA) which represent unionized employees in Regina and Calgary. These employees account for approximately 87% of the Company's unionized employees.

     In 2003, 2002 and 2001, no individual customer accounted for 10% or more of sales. At December 31, 2003 and 2002, no customer represented 10% or more of the accounts receivable balance.

     2    SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include certain estimates based on management's judgments. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates. The accounting policies followed by the Company also conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 20.

     REPORTING CURRENCY

     Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

     The change in the cumulative translation adjustment results primarily from fluctuations of the Canadian dollar against the U.S. dollar.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, its subsidiaries and the Company's proportionate interest of investment in a jointly controlled enterprise. Significant inter-company balances and transactions are eliminated on consolidation.

     CASH EQUIVALENTS

     Cash equivalents are securities of the government of Canada and its provinces, the government of the United States, banks, and other corporations, with a maturity of less than three months when purchased. These highly liquid securities are short-term and have fixed interest rates.

     INVENTORIES

     Inventories are valued at the lowest of average cost, replacement cost and net realizable value.

     INCOME TAXES

     The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CAPITAL ASSETS

Capital assets are stated at cost. For major projects under construction, the Company capitalizes interest based on expenditures incurred to a maximum of interest costs on debt.

Amortization is provided on the straight-line basis at the following annual rates:

     Buildings                  4%
     Machinery and equipment    4% to 33%

Amortization is provided on all assets acquired as they come into production. In 2002 and 2001, the units-of-production method was used until a substantial level of production was sustained at the Mobile Steelworks.

REPAIR AND MAINTENANCE COSTS

Repair and maintenance costs are expensed as incurred except for the estimated cost of major overhauls and repairs which are accrued over the period between the major overhauls and repairs.

DEFERRED FINANCING COSTS

Financing costs relating to long-term debt are deferred and amortized into interest expense over the term of the related debt.

PENSION EXPENSE AND DEFERRED PENSION BALANCE

The cost of pension benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, terminations, and retirement ages of plan members. Adjustments for plan amendments, changes in assumptions and actuarial gains and losses are charged to operations over the expected average remaining service life of the employee group which is approximately 12 years. The costs of pension benefits for defined contribution plans are charged to operations as contributions are earned.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     CASH AND CASH EQUIVALENTS

     The carrying value of cash and cash equivalents approximates its fair value.

     MORTGAGES RECEIVABLE

     The fair value of mortgages receivable has been estimated based on current rates for similar instruments with similar maturities. At December 31, 2003, the estimated fair value of mortgages receivable is $12,053 (2002 - $6,332).

     LONG-TERM DEBT

     The fair value of the Company's long-term debt has been estimated based on current market prices. Where no market price is available, an estimate based on current rates for similar instruments with similar maturities has been used to approximate fair value.

NATURAL GAS HEDGE

The Company utilizes fixed price physical delivery contracts and hedge contracts to manage the variability of the cost of purchasing natural gas. The Company has designated as cash flow hedge instruments certain agreements matched against variable price forecasted natural gas purchases through March 31, 2006. The instruments will reduce or increase costs as the underlying physical transaction occurs. As at December 31, 2003, the unrealized loss under the agreements was $44 (2002 - $78).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     FOREIGN CURRENCY HEDGE

     In 2003, the Company entered into a series of foreign exchange forward contracts to manage its exposure on certain sales contracts to fluctuations in the relationship between the Canadian and U.S. dollars. As at December 31, 2003, the unrealized gain under the contracts was $180.

     STOCK BASED COMPENSATION

     The Company has a share option plan as described in Note 11 (c). Under the terms of the plan, common shares may be granted as options, performance units, restricted stock or restricted shares. Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting under
     Section 3870 of the CICA Handbook for all awards granted, modified or settled after that date. Under this method the fair value of the grant of options, performance units, restricted stock and restricted shares is amortized to compensation expense over the vesting period. Any consideration paid by employees on exercise of share options is credited to share capital.

     The Company has a deferred share unit plan as described in Note 11 (d). Compensation expense equal to the amount deferred is recorded. The liability relating to the deferred share units is revalued quarterly based on the market value of the Company's common shares and the resulting adjustment recorded in income.

     Section 3870 of the CICA Handbook requires the disclosure of pro forma information regarding net income and earnings per share using option valuation models that calculate the fair value of employee stock options granted.

     The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model using the following weighted-average assumptions for 2003, 2002 and 2001 respectively: risk-free interest rates of 3.1%, 3.6% and 4.8%; dividend yields of 1.3%, 0.9% and 2.5%; volatility factors of the expected market price of the Company's common stock of .44, .44 and .40; and a weighted-average expected life of the options of 2 years, 1 year and 1 year. The weighted-average grant-date fair value of the options granted during 2003 was $3.92 (2002 - $4.05, 2001 - $3.33).

     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period. The Company's pro forma net income (loss) information follows:

                                                2003          2002         2001
                                            ------------------------------------

     Pro forma net income                    $12,049       $19,304      $37,391
                                            ====================================
     Pro forma net income (loss)
       available to common shareholders      $   (26)      $ 7,925      $25,928
                                            ====================================
     Pro forma earnings per common share:
       Basic                                 $    --       $  0.17      $  0.64
                                            ====================================
       Diluted                               $    --       $  0.17      $  0.63
                                            ====================================

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


REVENUE RECOGNITION

Sales and related costs are recognized upon transfer of ownership which coincides with shipment of products to customers or specific terms included in customer contracts.

CREDIT RISK

Credit is extended by the Company based upon an evaluation of the customer's financial position; generally advance payment is not required. The Company provides for doubtful accounts equal to estimated collection losses that will be incurred in the collection of receivables. Estimated losses are based on a review by management of the current status of receivables, as well as historical collection experience.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into hedging transactions in order to manage its exposure to changes in energy commodity prices and the relationship between the Canadian and U.S. dollars. The derivative transactions are evaluated as effective or ineffective at inception and quarterly thereafter based on various factors including the creditworthiness of the counterparty and expectation of achieving forecast activity. For effective hedges, gains or losses relating to derivative instruments are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions. Any ineffectiveness is recorded in income as identified. Premiums paid with respect to derivatives are deferred and amortized to income over the term of the hedge.

RECENT ACCOUNTING STANDARDS

The impact on the Company of accounting standards adopted in 2003 and accounting standards which have not been adopted due to delayed effective dates follows:

        In September 2002, the CICA decided to defer the effective date of Accounting Guideline 13, Hedging Relationships, (AcG-13) by a year to fiscal years beginning on or after July 1, 2003. AcG-13 establishes conditions for applying hedge accounting, but does not specify hedge-accounting methods, although it provides criteria which must be met in order for hedge accounting to be used and requires that entities should disclose their accounting policy for hedging relationships. The Company adopted AcG-13 effective January 1, 2003; the effect of such adoption was not material.

        In December 2002, the CICA issued Section 3063, Impairment of Long-Lived Assets and Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. These standards largely harmonize Canadian practice with that in the U.S. as stipulated by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The recommendations are effective for fiscal years beginning on or after April 1, 2003. The Company will adopt Section 3063 and
        Section 3475 effective January 1, 2004 and believes that the effect of such adoption will not be material.

        In 2003, the CICA issued Section 3110, Asset Retirement Obligations, to replace the current guidance on future removal and site restoration costs. The new standard is consistent with SFAS 143, Accounting for Asset Retirement Obligations, and will be effective for fiscal years beginning on or after January 1, 2004. The Company will adopt Section 3110 effective January 1, 2004 and believes that the effect of such adoption will not be material.

        In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (VIE's), (AcG-15) which is consistent with FASB FIN 46 (Note 20). AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004, except for certain disclosure requirements, including the requirement to disclose VIE's in which the enterprise holds significant variable interests which is effective for periods beginning on or after January 1, 2004. The Company will adopt AcG-15 effective January 1, 2004 and believes that the effect of such adoption will not be material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               In November 2003, the CICA issued a revision to Section 3860, Financial Instruments - Disclosure and Presentation, which will require obligations that may be settled at the issuer's option by a variable number of the issuer's own equity instruments to be presented as liabilities. Such instruments are currently presented as equity. The new standard is consistent with SFAS No. 150 and will be effective for fiscal years beginning on or after November 1, 2004. Any accounting change necessary for initial application should be recognized and disclosed as an accounting policy change under Section 1506. The Company will adopt Section 3860 effective January 1, 2005 and believes that the effect of such adoption will be material, as it will require the Company's obligations under its Series 1 Preferred Shares and Subordinated Notes to be classified as liabilities in the Company's consolidated balance sheet, with the associated dividends and interest accounted for in determining the Company's net income.

          RECLASSIFICATION

          Certain of the prior year amounts have been reclassified to conform with the presentation adopted for the current year.

     3.   INVENTORIES

                                                       2003               2002
                                                  -----------------------------
          Finished goods                           $106,310           $ 99,489
          Work-in-process                            85,790             70,492
          Raw materials                              35,780             31,831
          Supplies                                   58,279             53,598
                                                  -----------------------------
                                                   $286,159           $255,410
                                                  =============================

     4.   INCOME TAXES

          a) The components of income (loss) before income taxes are summarized below:

                                       2003             2002             2001
                                  ---------------------------------------------
          Canada                   $ 18,475         $ 48,452         $ 61,033
          United States               6,316          (16,759)            (300)
                                  ---------------------------------------------
                                   $ 24,791         $ 31,693         $ 60,733
                                  =============================================

          b)   The provision for income taxes is summarized as follows:

                                       2003            2002             2001
                                  --------------------------------------------
          Current
            Canada                 $(13,921)       $  3,695         $ 30,501
            United States            (2,311)         (3,169)           5,020
                                  --------------------------------------------
                                    (16,232)            526           35,521
                                  --------------------------------------------
          Future
            Canada                   22,478          14,642           (5,995)
            United States             6,183          (3,754)          (7,661)
                                  --------------------------------------------
                                     28,661          10,888          (13,656)
                                  --------------------------------------------
                                   $ 12,429        $ 11,414         $ 21,865
                                  ============================================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          c) Income tax expense differs from the amount computed by applying the corporate income tax rates (Canadian Federal and Provincial) to income before income taxes. The reasons for this difference are as follows:

                                                            2003        2002        2001
                                                       ----------------------------------
          Corporate income tax rate                         42.7%       41.1%       45.9%
                                                       ----------------------------------
          Provision for income taxes based
            on corporate income tax rate                $ 10,576    $ 13,026    $ 27,870
          Increase (decrease) in taxes resulting from
            Manufacturing and processing profit           (4,539)     (6,604)     (6,748)
            Large corporation tax                          1,048         895         880
            Income taxed at different rates
              in the United States                       (10,877)     (2,377)    (11,952)
            Valuation allowance                           11,349       3,000      10,800
            Other                                          4,872       3,474       1,015
                                                       ----------------------------------
                                                        $ 12,429    $ 11,414    $ 21,865
                                                       ==================================

          d)   Future income taxes are comprised of the following:

                                                                    2003        2002
                                                              -----------------------
          Future tax assets
            Accounting provisions not currently
              deductible for tax purposes                      $  19,631   $  37,100
            Costs capitalized to inventory for tax purposes        3,362       4,296
            Net operating loss carry-forwards                    180,139     141,852
            Foreign exchange losses on debt                          887          --
            Other                                                  1,536       1,540
                                                              -----------------------
          Total future tax assets                                205,555     184,788
                                                              -----------------------
          Future tax liabilities
            Tax depreciation in excess of
              accounting amortization                            179,503     133,671
            Pension contributions in excess of expense             1,886       1,420
            Foreign exchange gain on debt                             --       3,414
            Other                                                    254       4,724
                                                              -----------------------
          Total future tax liabilities                           181,643     143,229
                                                              -----------------------
          Valuation allowance                                     33,149      21,800
                                                              -----------------------
          Net future income tax asset (liability)              $  (9,237)  $  19,759
                                                              =======================

          e) At December 31, 2003, United States subsidiaries of the Company had accumulated net operating losses carried forward of $448,166 for which a portion of future tax benefits have been recorded. The related tax benefits can be carried forward and, subject to certain limitations, offset against income tax expense arising in future periods up to the year 2022. In determining the valuation allowance for net future income taxes at December 31, 2003, the Company has considered existing temporary differences that will reverse in the carryforward period and certain tax planning strategies that it considers to be prudent and feasible.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     5.   CAPITAL ASSETS

                                                          2003                                            2002
                                                      ACCUMULATED                                     ACCUMULATED
                                           COST       AMORTIZATION          NET            COST       AMORTIZATION          NET
                                      --------------------------------------------------------------------------------------------
      Land and land improvements       $   56,621      $       --      $   56,621      $   55,789      $       --      $   55,789
      Buildings                           149,382          50,423          98,959         132,724          38,775          93,949
      Machinery and equipment           1,286,455         347,035         939,420       1,213,168         257,450         955,718
      Construction in progress             10,775              --          10,775          14,085              --          14,085
                                      --------------------------------------------------------------------------------------------
                                        1,503,233         397,458       1,105,775       1,415,766         296,225       1,119,541
      Assets held for sale                 14,839          11,196           3,643          20,290          10,115          10,175
                                      --------------------------------------------------------------------------------------------
                                       $1,518,072      $  408,654      $1,109,418      $1,436,056      $  306,340      $1,129,716
                                      ============================================================================================

     During the year, $nil (2002 - $nil, 2001 - $20,523) of interest costs were capitalized in connection with major capital asset projects.

     Certain capital assets, which are not employed in production, have been segregated pending their ultimate disposition and are carried at an amount not exceeding management's best estimate of net realizable value. During 2001, the Company wrote down the carrying value of these assets by $10,000 to reflect the Company's valuation. The Company's valuation includes significant estimates concerning the cost to complete environmental remediation activities, as well as the ultimate net recovery value of the property. The estimated environmental costs could change depending on the remediation method used. The Company's estimates of net sales value could be impacted by the prevailing economic conditions and the Company's ability to obtain necessary zoning and other approvals. See Note 6 for discussion of asset sales.

     6.   MORTGAGES RECEIVABLE AND SALES OF ASSETS HELD FOR SALE

     In 2003 and 2002, the Company sold certain of its assets held for sale for cash of $1,022 and $1,466 and mortgages of $6,261 and $6,338, respectively. The transactions resulted in gains of $nil and $6,464, in 2003 and 2002, respectively. The mortgages bear interest at rates from 5% to 5.75%. Minimum principal payments due in each of the next five years are as follows:

     2004                                                            $ 1,157
     2005                                                              1,157
     2006                                                              1,157
     2007                                                              3,084
     2008                                                              5,485
                                                                    ---------
                                                                      12,039
     Current portion, included in other accounts receivable            1,157
                                                                    ---------
                                                                     $10,882
                                                                    =========

     7.   PENSION PLANS

     The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution pension plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The defined contribution plans restrict the Company's matching contributions to 5% of each participating employee's annual earnings. The Company's benefit plans do not provide for post-retirement health care benefits.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company's policy with regard to the defined benefit plans is to fund the amount that is required by governing legislation. Pension plan assets are invested in Canadian and U.S. equities and Canadian fixed income instruments with no investment in securities of the Company. During 2002, amendments were made to increase benefits payable under plans for the Company's Canadian unionized employees.

Net pension expense attributable to the Company's pension plans for the years ended December 31 includes the following components:

                                              2003       2002       2001
                                         --------------------------------
Defined benefit plans
  Service cost for benefits earned        $  4,410   $  3,288   $  2,966
  Interest cost on benefit obligations       8,935      7,029      6,389
  Expected return on plan assets            (6,733)    (6,993)    (7,303)
  Net amortization                           2,816        443         --
                                         --------------------------------
                                             9,428      3,767      2,052
Defined contribution plans                   3,224      3,050      2,743
                                         --------------------------------
Net pension expense                       $ 12,652   $  6,817   $  4,795
                                         ================================

The following table sets forth the defined benefit plans' funded status and amount included in the deferred pension balance in the Company's statement of financial position at December 31:

                                                                 2003         2002
                                                           ------------------------
Benefit obligation at beginning of year                     $ 121,897    $  97,449
Service cost for benefits earned                                4,613        3,440
Interest cost on benefit obligation                             8,935        7,029
Plan amendments                                                   610        8,344
Actuarial losses                                                8,758       11,076
Benefit payments                                               (7,728)      (6,603)
Currency translation                                           27,152        1,162
                                                           ------------------------
Benefit obligation at end of year                             164,237      121,897
                                                           ------------------------

Market value of plan assets at beginning of year               84,777       87,554
Actual return on plan assets                                   11,955       (5,328)
Employer contributions                                          8,346        7,809
Plan participants' contributions                                  521          253
Benefit payments                                               (7,728)      (6,603)
Currency translation                                           19,086        1,092
                                                           ------------------------
Market value of plan assets at end of year                    116,957       84,777
                                                           ------------------------

Funded status at end of year                                  (47,280)     (37,120)
Unamortized actuarial losses, (gains) and plan amendments      51,244       41,031
                                                           ------------------------
Deferred pension asset                                      $   3,964    $   3,911
                                                           ========================

Amounts applicable to the Company's pension plans with an accumulated benefit obligation in excess of plan assets are:

                                                      2003         2002
                                                ------------------------
Projected benefit obligation                     $ 163,241    $ 116,727
                                                ========================
Accumulated benefit obligation                   $ 155,900    $ 111,783
                                                ========================
Market value of plan assets                      $ 115,884    $  79,702
                                                ========================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations as at December 31, 2003 and 2002 follow. Variances between such estimates and actual experience, which may be material, are amortized over the employees' average remaining service life.

                                                            2003          2002
                                                           --------------------
     Weighted average discount rate                          6.1%          6.6%
     Expected long-term rate of return on plan assets        7.0%          7.0%
     Weighted average rate of compensation increase          3.2%          3.8%

     8.   DEBT

                                                                          CARRYING VALUE                     FAIR VALUE
                                                                      2003             2002            2003             2002
                                                                  --------------------------------------------------------------
     6.94%   Unsecured notes, payable in one
             remaining installment due April 1, 2004               $ 20,000        $  40,000        $ 20,111         $ 40,541
     7.32%   Unsecured notes, payable in six equal
             annual installments commencing April 1, 2004            85,714          100,000          89,077          104,230
     7.80%   Unsecured debentures, (CDN $100,000)
             maturing and payable December 1, 2006                   77,101           63,573          75,808           63,605
     6.00%   Unsecured loan, maturing and payable
             June 1, 2007. The Company has the option
             at maturity to extend the term of the loan
             to no later than June 1, 2027 at an interest
             rate to be negotiated                                   14,715           14,715          14,461           14,566
     8.11%   Unsecured financing, maturing and payable
             November 1, 2009. The Company has the option
             at maturity to extend the term of the loan to
             no later than November 1, 2029 at an interest
             rate to be negotiated                                   28,000           28,000          28,817           29,459
     6.875%  Unsecured financing, maturing and payable
             May 1, 2010. The Company has the option at
             maturity to extend the term of the loan to
             no later than May 1, 2030 at an interest
             rate to be negotiated                                   10,000           10,000           9,546            9,797
     8.75%   Unsecured notes, maturing and payable
             June 1, 2013. The Company has the option
             to redeem the notes after June 1, 2008 for
             a premium declining ratably to par at
             June 1, 2011                                           200,000               --         222,240               --
     10.58%  Unsecured note, repaid 2003                                 --            3,300              --            3,576

     Various Bank lines of credit (b)                                    --          118,000              --          118,000
                                                                  --------------------------------------------------------------
                                                                    435,530          377,588         460,060          383,774
     Less current portion of long-term debt                         (34,286)         (35,386)        (34,957)         (41,330)
                                                                  --------------------------------------------------------------
                                                                   $401,244         $342,202        $425,103         $342,444
                                                                  ==============================================================

Fair value of debt has been estimated on the basis described in Note 2.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          b)   Bank lines of credit

               At December 31, 2003, the Company had bank lines of credit aggregating U.S. $200,000 and CDN $14,000 (2002 - U.S.
               $250,000, CDN $16,652), which can be drawn in Canadian or U.S. currency, of which U.S. $nil and CDN $50 (2002 - U.S. $118,000, CDN - $nil) had been drawn down other than letters of credit of CDN $12,304, U.S. $3,775 (2002 - CDN $13,049,
               U.S. $3,775). Bank lines of credit are comprised of a U.S. $200,000 (2002 - U.S. $200,000) revolving term facility that expires March 4, 2005 and CDN $14,000 short-term bank lines of credit. The revolving term facility bears interest at spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers' Acceptances Reference Discount Rate or U.S. dollar LIBOR and is unsecured. The CDN $14,000 short-term bank lines of credit are reviewed at least annually and are revolving operating and term facilities that bear interest at either the Canadian prime rate or the U.S. base rate and are secured by certain assets of a subsidiary.

               Minimum payment requirements on long-term debt arrangements, without exercising the options to extend the terms outstanding, are as follows:

               2004                            $ 34,286
               2005                              14,286
               2006                              91,387
               2007                              29,001
               2008                              14,286
                                              ----------
                                                183,246
               2009 - 2013                      252,284
                                              ----------
                                               $435,530
                                              ==========

          9.   ACCOUNTS PAYABLE AND ACCRUED CHARGES

               Included in accounts payable and accrued charges is an accrual to cover the costs of major overhauls and repairs. Timing of these expenditures is dictated by future events and market conditions. At December 31, 2003 and 2002, the amounts accrued are $25,056 and $16,115 respectively.

          10.  PREFERRED SHARES

               The Company is authorized to issue unlimited first and second preferred shares. The first preferred shares rank in priority to the second preferred shares and the common shares as to payment of dividends and the distribution of assets. The first and second preferred shares may be issued in series and the directors of the Company may fix, before issuance, the further rights, privileges, restrictions and conditions attached thereto.

               The Company has issued first preferred shares, Series 1 (the Series 1 Preferred Shares) at a price of CDN $25.00 per Series 1 Preferred Share with a fixed cumulative preferential dividend as and when declared by the directors equal to 5.50% per annum payable quarterly on the 15th of February, May, August and November of each year.

               The Series 1 Preferred Shares are non-voting. However, if the Company fails to declare and pay eight quarterly dividends, consecutive or otherwise, and so long as any of those dividends are in arrears, the Series 1 Preferred Shares become voting.

               The Series 1 Preferred Shares may be redeemed in whole or in part by the Company at any time on or after May 15, 2004 for CDN $25.00 per share plus accrued and unpaid dividends. On or after May 15, 2004, the Company may elect to convert each Series 1 Preferred Share into that number of common shares determined by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          $3.00 and 95% of the market price of the common shares. In addition, on or after August 15, 2004, the holders have the option to convert each Series 1 Preferred Share into that number of common shares determined by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN $3.00 and 95% of the market price of the common shares subject to the Company's right to redeem the Series 1 Preferred Shares, arrange sales to substitute purchasers or a combination thereof.

          Unless all dividends are paid to the most recent dividend date, the Company may not 1) pay cash dividends on shares ranking junior to the Series 1 Preferred Shares; 2) redeem, purchase or otherwise retire shares ranking on parity with or junior to the Series 1 Preferred Shares; or 3) redeem, purchase or otherwise retire less than all of the Series 1 Preferred Shares.

          The Series 1 Preferred Shares, including accrued and unpaid cumulative dividends, have been classified as equity since the Company has the unrestricted ability to settle the Series 1 Preferred Shares and related dividends by issuing its own common shares.

     11.  COMMON SHARES

          a)   Authorized

               The Company is authorized to issue unlimited common shares.

          b)   Issued

               In 2003, the Company granted 10,417 (2002 - 4,400) shares of restricted stock to an officer of the Company in addition to his cash based compensation. Compensation expense of $100 (2002 - $61) was recorded. The rights of the recipient to dispose of the shares are restricted for three years from the date of the grant.

               During 2003, the Company granted 76,500 restricted shares to officers of the Company. The shares vest at the end of three years based on continued employment and achievement of certain Company performance objectives. During the vesting period the holders of the restricted shares are entitled to all the rights of a common shareholder including dividends and voting. The rights of the holders to dispose of the shares are restricted for three years from the date of the grant. Compensation expense of $110 was recorded in 2003 based on the fair value at the date of grant of CDN $13.38 per share.

               In February 2002, the Company issued, for cash, 6,500,000 common shares at an issue price of CDN $23.25. Gross proceeds of U.S. $94,761 have been reduced by the related share issue expenses of $4,073, net of income taxes of $1,507.

          c)   Share Option Plan

               The Company has a share option plan under which common shares are reserved for directors, officers and employees. Under the terms of the plan, reserved common shares may be granted as options, performance units, restricted stock or restricted shares.

          Following is the continuity of common shares reserved for future option grants under the share option plan:

                                               2003         2002         2001
                                          -------------------------------------
          Balance at beginning of year      263,158      696,558      203,154
          Common shares reserved                 --           --      750,000
          Grants                           (157,460)    (443,900)    (284,885)
          Cancellations                     266,998       10,500       28,289
                                          -------------------------------------
          Balance at end of year            372,696      263,158      696,558
                                          =====================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          i)   Share options

               The options, which are exercisable within ten years, are granted at a price established by the Board of not less than the last Toronto Stock Exchange board lot trading price on the day of the grant. The options vest over one to three years. Outstanding options at December 31, 2003 expire between 2004 and 2013.

     Following is the continuity of granted options outstanding in Canadian dollars:

                                                 2003                            2002                            2001
                                                         WEIGHTED                        WEIGHTED                        WEIGHTED
                                                         AVERAGE                         AVERAGE                         AVERAGE
                                                         EXERCISE                        EXERCISE                        EXERCISE
                                           NUMBER        PRICE             NUMBER        PRICE            NUMBER         PRICE
                                        --------------------------------------------------------------------------------------------
     Balance at beginning of year        3,421,404       $23.18          3,311,955       $22.47          3,085,959       $22.70
     Options granted                         5,000        15.81            439,500        22.22            284,885        20.00
                                        ----------                     -----------                      ----------
                                         3,426,404        23.17          3,751,455        22.44          3,370,844        22.48
     Options exercised                    (186,503)      (17.44)          (319,551)       14.28            (30,600)       19.71
     Options cancelled                    (266,650)      (25.65)           (10,500)       27.98            (28,289)       26.76
                                        ----------                     -----------                      ----------

     Balance at end of year              2,973,251        23.31          3,421,404        23.18          3,311,955        22.47
                                        ==========                     ===========                      ==========

     Following is the range of exercise prices and contractual life of outstanding options under the plan in Canadian dollars as at December 31, 2003:

                                                              WEIGHTED      WEIGHTED
                                                              AVERAGE       AVERAGE
                                                              EXERCISE    CONTRACTUAL
                                                  NUMBER       PRICE         LIFE
                                             ----------------------------------------
     Balance of options outstanding at year
       end within the following ranges:

       $10.00 to $19.99                           1,129,076     $16.81        4.6
       $20.00 to $29.99                           1,103,050      21.83        4.4
       $30.00 to $50.00                             741,125      35.40        3.9
                                                 ----------
                                                  2,973,251      23.31        4.4
                                                 ==========

     Following is the range of exercise prices of options currently exercisable under the plan in Canadian dollars as at December 31, 2003:

                                                                  WEIGHTED
                                                                  AVERAGE
                                                                  EXERCISE
                                                   NUMBER         PRICE
                                                 ---------------------------
     Balance of options exercisable at
       year end within the following ranges:

       $10.00 to $19.99                          1,122,408       $16.81
       $20.00 to $29.99                          1,085,217        21.77
       $30.00 to $50.00                            734,225        35.30
                                                -----------
                                                 2,941,850        23.26
                                                ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          ii)  Performance units

               The performance units, which require no payment by the holder, vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Upon vesting, holders of performance units are entitled to payment of an amount equal to dividends declared during the vesting period. The fair value of the grant is being amortized to compensation expense over the vesting period. Compensation expense of $95 was recorded in 2003 based on the fair value at the date of grant of CDN $13.38 per unit. The weighted average contractual life of the performance units at December 31, 2003 is 2.5 years.

     Following is the continuity of granted performance units outstanding:

                                                                        2003
                                                                      --------
     Balance at beginning of year                                          --
     Performance units granted                                         65,543
     Performance units cancelled                                         (348)
                                                                      --------
     Balance at end of year                                            65,195
                                                                      ========

     d)   Deferred Share Unit Plan

          The Company has a deferred share unit plan into which directors must defer at least half of their annual retainer. Such deferrals are converted to deferred share units, each of which has a value equal to the value of one common share. On retirement from the Board, directors may receive payment of their deferred share units in cash, shares purchased on the open market or shares issued by the Company. The liability for deferred share units is included in accrued payroll and related liabilities.

                                                 2003                          2002                         2001
                                         NUMBER         AMOUNT         NUMBER         AMOUNT         NUMBER        AMOUNT
                                        -----------------------     --------------------------    ------------------------
     Balance at beginning of year        55,088        $   555         41,352        $   494         22,191       $   204
     Granted                             36,418            456         18,796            228         19,161           227
     Redeemed                            (4,239)           (38)        (5,060)           (86)          --            --
     Revaluation                            645            (81)            63
                                        -----------------------     --------------------------    ------------------------
     Balance at end of year              87,267        $ 1,618         55,088        $   555         41,352       $   494
                                        =======================     ==========================    ========================


12.  SUBORDINATED NOTES

     The Company has outstanding $100,000 incremental rate junior subordinated notes maturing December 31, 2038. The incremental rate junior subordinated notes bear interest in arrears payable semi-annually at 8.5% for the ten-year period ending December 10, 2008, 9.5% for the eleventh to fifteenth year and increasing by an additional 2% every five years thereafter. The incremental rate junior subordinated notes are redeemable, in whole or in part, by the Company, at any time, at the principal amount plus accrued and unpaid interest to the date of redemption (the "Redemption Amount") and at maturity at the principal amount plus accrued and unpaid interest to the date of maturity (the "Maturity Amount").

     The Company may, at its option, pay the Redemption Amount, Maturity Amount or any interest payment in cash or by delivering common shares with an equivalent market value to a trustee. The trustee would sell the Company's common shares and remit the proceeds to the holders of the incremental rate junior subordinated notes in payment of the Redemption Amount, the Maturity Amount or the accrued interest.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company may, at its option, defer payment of interest on the incremental rate junior subordinated notes by extending the interest payment date for up to four consecutive semi-annual periods. Interest continues to accrue during the extension periods, but does not compound. An interest deferral can only commence if there have been no dividends paid on common or preferred shares during the preceding six months. Should the Company pay any dividends on common or preferred shares during the interest deferral period, the deferral period ceases and the payment of deferred interest is required.

     The principal amount of the incremental rate junior subordinated notes is classified as equity and accrued interest, on an after tax basis, is classified as a charge to retained earnings since the Company has the ability to settle the amounts by issuing its own common shares.

13.  DIVIDENDS

     The most restrictive covenant pertaining to dividend payments in the Company's financing agreements requires consolidated shareholders' equity, excluding the balance of outstanding subordinated notes, to be maintained at a minimum of $570,000 plus 50% of net income earned after December 31, 1998. At December 31, 2003, the Company's shareholders' equity exceeded this requirement by $356,928.

     Dividends on common shares totaled CDN $0.20 per share in 2003 (2002 - CDN $0.20 per share, 2001 - CDN $0.425 per share).

14.  EARNINGS PER COMMON SHARE

     Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding plus share equivalents that would arise from a) the exercise of share options, deferred share units, restricted shares and performance units, and b) the conversion of preferred shares and subordinated notes. Out-of-the-money share options, those with an exercise price greater than market price, are excluded from the calculation as they are anti-dilutive. Conversion of preferred shares and subordinated notes have been excluded from the calculation in 2003 and 2002 as they are anti-dilutive. The per share amounts disclosed in the Consolidated Statements of Income are based on the following:

                                                                   2003                   2002                   2001
                                                           -----------------------------------------------------------
     Numerator for basic earnings
       per share - Net income available
       to common shareholders                               $       287            $     8,900            $    27,405
     Dividends on preferred shares,
       including part VI.I tax                                       --                     --                  5,692
     Interest on subordinated notes,
       net of income tax                                             --                     --                  5,771
                                                           -----------------------------------------------------------
     Numerator for diluted earnings per share               $       287            $     8,900            $    38,868
                                                           ===========================================================
     Common shares outstanding - January 1                   47,667,487             40,843,536             40,812,936
     Additional shares issued                                    19,637              5,638,318                 19,282
                                                           -----------------------------------------------------------
     Denominator for basic earnings per share                47,687,124             46,481,854             40,832,218
     Adjustment for share options                                   528                366,999                231,360
     Adjustment for deferred share units                         68,667                 44,176                 29,435
     Adjustment for restricted shares                            16,372                     --                     --
     Adjustment for performance units                            10,057                     --                     --
     Adjustment for preferred shares                                 --                     --              8,841,623
     Adjustment for subordinated notes                               --                     --              8,971,601
                                                           -----------------------------------------------------------
     Denominator for diluted earnings per share              47,782,748             46,893,029             58,906,237
                                                           ===========================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     15.  EXPENDITURES FOR CAPITAL ASSETS

                                                     2003           2002           2001
                                                -------------------------------------------
           Additions to capital assets           $    9,425     $   28,265     $  155,007
           Decrease in accounts payable
            and accrued charges for capital
            expenditures                              4,103          5,946            768
                                                -------------------------------------------
                                                 $   13,528     $   34,211     $  155,775
                                                ===========================================

     16.  INVESTMENTS

          During 2003, the Company made an initial investment of $2,000 for a 50% joint venture interest in Blastech Mobile LLC, a blast and paint line located adjacent to the Mobile Steelworks. The Company has committed up to an additional $400 to relocate production equipment and $300 for the initial working capital requirements of the joint venture. As of December 31, 2003, the joint venture had not commenced operations and accordingly did not have a significant effect on the Company's consolidated financial statements as at and for the year ended December 31, 2003.

     17.  SEGMENTED INFORMATION

          The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

          Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

                                          2003            2002            2001
                                   --------------------------------------------
          Sales
            Canada                  $  504,346      $  365,854      $  395,841
            United States              790,220         715,855         507,902
                                   --------------------------------------------
                                    $1,294,566      $1,081,709      $  903,743
                                   ============================================

          Capital Assets
            Canada                  $  200,854      $  181,736
            United States              908,564         947,980
                                   ----------------------------
                                    $1,109,418      $1,129,716
                                   ============================

          Sales information by product group is as follows:

                                          2003            2002            2001
                                   --------------------------------------------
          Steel mill products       $  756,048      $  687,439       $ 458,625
          Tubular products             538,518         394,270         445,118
                                   --------------------------------------------
                                    $1,294,566      $1,081,709       $ 903,743
                                   ============================================

     18.  COMMITMENTS

          a) The Company and its subsidiaries have lease commitments on property for the period to 2015. The payments required by these leases, including the sale-leaseback transactions discussed below, are as follows:

               2004                     $ 25,338
               2005                       20,042
               2006                       18,232
               2007                       19,530
                                       ----------
               2008                       18,968
                                       ----------
                                         102,110
               2009 - 2015               106,475
                                       ----------
                                        $208,585
                                       ==========

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          Rental expenses incurred under operating leases during 2003, 2002 and 2001 were $24,885, $24,450 and $26,342 respectively.

          In 2001, the Company concluded the sale and leaseback of the temper mill at its coil processing facility in Houston for cash proceeds of $15,000. The sale resulted in no gain or loss. The Company has the option, but not the obligation, to purchase the equipment for a predetermined amount after seven years of the 7.5-year lease term.

          In October 2000, the Company concluded the sale and leaseback of certain of its Montpelier Steelworks production equipment for cash proceeds of $150,000. The Company has options, but is not obligated, to purchase the equipment after seven and ten-years for predetermined amounts and at the end of the 15-year lease term for the fair market value of the equipment, subject to a residual guarantee of $37,500.

          In December 2000, the Company concluded the sale and leaseback of the temper mill at its coil processing facility in St. Paul for cash proceeds of $8,251. The Company has the option, but not the obligation, to purchase the equipment for a predetermined amount after four years of the five-year lease term.

     b) The Company and its subsidiaries have commitments under service and supply contracts for the period to 2018. Payments required under these contracts are as follows:

          2004                             $ 63,052
          2005                               47,506
          2006                               37,754
          2007                               32,402
          2008                               29,432
                                          ----------
                                            210,146
          2009 - 2018                        87,460
                                          ----------
                                           $297,606
                                          ==========

     c) At December 31, 2003, commitments to complete capital programs in progress total $3,678.

19.  SUPPLEMENTAL INFORMATION

                                                2003          2002         2001
                                            ------------------------------------
     Allowance for doubtful accounts         $ 3,214       $ 9,170      $10,326
                                            ====================================
     Doubtful accounts charged to expense    $   259       $  (706)     $ 4,435
                                            ====================================
     Interest income                         $ 1,860       $   819      $ 1,561
                                            ====================================
     Other interest expense                  $   235       $   993      $   633
                                            ====================================
     Miscellaneous income                    $ 1,512       $ 1,391      $ 1,477
                                            ====================================
     Research and development expense        $ 1,542       $ 1,391      $ 1,306
                                            ====================================
     Interest paid                           $26,993       $20,856      $25,466
                                            ====================================
     Income tax installments paid            $12,800       $12,289      $26,304
                                            ====================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     20. Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

          a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

                                                                  2003                   2002                   2001
                                                         -------------------------------------------------------------
          Net income as reported under
            Canadian GAAP                                 $     12,362           $     20,279           $     38,868
          Adjustments relating to the
            capitalization of interest (i)                          --                     --                 (8,908)
          Adjustments relating to
            commissioning costs (ii)                                --                     --                (22,776)
          Adjustments relating to amortization
            of capital assets (iii)                              2,536                 (1,839)                (4,126)
          Adjustments relating to subordinated
            notes (iv)                                          (5,771)                (5,771)                (5,771)
          Adjustments relating to sale-
            leaseback (v)                                         (777)                (1,404)                (1,014)
          Adjustments relating to natural
            gas hedge (vi)                                        (407)                   736                     (8)
          Adjustments relating to valuation
            allowance on net future income
            tax asset (vii)                                         --                 26,700                (37,200)
                                                         -------------------------------------------------------------
          Net income (loss) in accordance
            with U.S. GAAP                                       7,943                 38,701                (40,935)
          Dividends on preferred shares
            including part VI.I tax                             (6,304)                (5,608)                (5,692)
                                                         -------------------------------------------------------------
          Net income (loss) available to
            common shareholders in accordance
            with U.S. GAAP                                $      1,639           $     33,093           $    (46,627)
                                                         =============================================================
          Earnings (loss) per common share:
              Basic                                       $       0.03           $       0.71           $      (1.14)
                                                         =============================================================
              Diluted (viii)                              $       0.03           $       0.66           $      (1.14)
                                                         =============================================================
          Net income (loss) available to
            common shareholders in accordance
            with U.S. GAAP                                $      1,639           $     33,093           $    (46,627)
          Dividends on preferred shares
            including part VI.I tax                                 --                  5,608                     --
          Interest on subordinated notes                            --                  5,771                     --
                                                         -------------------------------------------------------------
          Numerator for diluted earnings per share        $      1,639           $     44,472           $    (46,627)
                                                         =============================================================
          Common shares outstanding - January 1             47,667,487             40,843,536             40,812,936
          Additional shares issued                              19,637              5,638,318                 19,282
                                                         -------------------------------------------------------------
          Denominator for basic earnings per share          47,687,124             46,481,854             40,832,218
          Adjustment for share options                             528                366,999                     --
          Adjustment for deferred share units                   68,667                 44,176                     --
          Adjustment for restricted shares                      16,372                     --                     --
          Adjustment for performance units                      10,057                     --                     --
          Adjustment for preferred shares                           --             10,328,336                     --
          Adjustment for subordinated notes                         --             10,373,134                     --
                                                         -------------------------------------------------------------
          Denominator for diluted earnings per share        47,782,748             67,594,499             40,832,218
                                                         =============================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          i) United States GAAP requires interest to be capitalized on the expenditures incurred for all major projects under construction to a maximum of all interest costs during the year or until the assets are placed into production. Commissioning and start-up costs are not included in the calculation of interest to be capitalized. For Canadian GAAP, commissioning and start-up costs are included in the calculation.

          ii) United States GAAP requires commissioning or start-up costs to be expensed as incurred. For Canadian GAAP, these costs are capitalized.

          iii) United States GAAP requires amortization of capital assets to commence when the capital assets are available for use. Under Canadian GAAP, amortization commences when the assets are placed into production which occurs at the end of the commissioning or start-up period. Further, the amount capitalized to capital assets under United States GAAP differs from the amount capitalized under Canadian GAAP (see i and ii above).

          iv) United States GAAP requires that the subordinated notes be classified as long-term debt, the related accrued interest to be classified as a liability, the related issue costs to be recorded as an asset which is amortized to interest expense over the term of the debt, the related pre-tax interest to be deducted in determining income and the related income tax benefit to be recorded as part of income tax expense. Under Canadian GAAP, as disclosed in Note 12, the Company has classified the subordinated notes as part of shareholders' equity and the interest, net of related tax effects, and the issue costs have been classified as charges to retained earnings.

          v) United States GAAP requires the financing method of accounting for a 2000 sale and leaseback transaction which involves real property. Under Canadian GAAP, the transaction has been afforded operating lease treatment. U.S. GAAP gives rise to interest expense on the obligation and amortization of the capital asset. Under Canadian GAAP, a lease expense is incurred.

          vi) United States GAAP requires recording of the ineffective portion of cash flow hedges in the income statement including the mark-to-market adjustment of the natural gas contract and the amortization of the effective portion (prior to the counterparty bankruptcy) of the natural gas hedge over the remaining life of the contract. Canadian GAAP allows for probable hedged transactions to be accounted for off-balance sheet.

          vii) This adjustment represents the change in the valuation allowance provided on the net tax asset allocated to future years for United States GAAP as a result of differences in accounting practices between United States and Canadian GAAP. See i), ii), and iii) above for explanation of the principal differences.

               In early 2002, the Company restructured its Alabama operations such that the tax status changed from a corporation to a partnership. The majority partner is a taxable Canadian subsidiary of the Company, which is not part of the consolidated U.S. tax group. The restructuring resulted in significant recapture causing taxable income to be generated in the U.S. In evaluating the future realization of deferred tax assets following the restructuring, it was determined that the change in the valuation allowance required for U.S. GAAP purposes was $26.7 million lower than the change in the valuation allowance required for Canadian GAAP purposes.

         viii) In 2003, no adjustment was made for conversion of preferred shares or subordinated notes as they are anti-dilutive. Due to the net loss in 2001, no adjustment was made for any potentially dilutive instruments as the impact was anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          b)   Comprehensive income (loss):

                                                                    2003        2002        2001
                                                              -----------------------------------
          Net income (loss) in accordance with U.S. GAAP        $  7,943    $ 38,701    $(40,935)
                                                              -----------------------------------
          Other comprehensive income
            Foreign currency translation adjustments              50,216       3,907     (15,686)
            Adjustments relating to minimum pension liability     (7,935)    (25,366)     (3,853)
              Tax effect                                           3,968       9,436       1,433
            Fair value adjustment for foreign exchange hedge         180          --          --
              Tax effect                                             (90)         --          --
            Fair value adjustment for natural gas hedge               --          --      (1,991)
              Tax effect                                              --          --         717
            Amortization of natural gas hedge to income              664         664         111
              Tax effect                                            (332)       (239)        (40)
                                                              -----------------------------------
                                                                  46,671     (11,598)    (19,309)
                                                              -----------------------------------
          Comprehensive income (loss) in accordance
            with U.S. GAAP                                      $ 54,614    $ 27,103    $(60,244)
                                                              ===================================

     c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United
          States:

                                                                                  2003           2002
                                                                          ------------------------------
     i)   Cash
             Balance under Canadian GAAP                                   $   131,567    $    22,859
             Adjustment relating to investment in joint venture                   (208)            --
                                                                          ------------------------------
             Balance under U.S. GAAP                                       $   131,359    $    22,859
                                                                          ==============================

     ii)  Fair market value of derivatives
             Balance under Canadian GAAP                                   $        --    $        --
             Adjustment relating to fair value of foreign exchange hedge           180             --
                                                                          ------------------------------
             Balance under U.S. GAAP                                       $       180    $        --
                                                                          ==============================

     iii) Investments
             Balance under Canadian GAAP                                   $        --    $        --
             Adjustment relating to investment in joint venture                  2,401             --
                                                                          ------------------------------
             Balance under U.S. GAAP                                       $     2,401    $        --
                                                                          ==============================

     iv)  Capital assets
             Balance under Canadian GAAP                                   $ 1,109,418    $ 1,129,716
             Adjustments relating to the capitalization of interest            (13,902)       (13,902)
             Adjustments relating to commissioning costs                      (112,233)      (112,233)
             Adjustments relating to amortization of capital assets             (3,547)        (8,619)
             Adjustments relating to 2000 sale-leaseback transaction           130,594        136,432
             Adjustment relating to investment in joint venture                 (2,193)            --
                                                                          ------------------------------
             Balance under U.S. GAAP                                       $ 1,108,137    $ 1,131,394
                                                                          ==============================

     v)   Deferred pension liability (asset)
             Balance under Canadian GAAP                                   $    (3,964)   $    (3,911)
             Adjustments relating to minimum pension liability                  40,016         32,081
                                                                          ------------------------------
             Balance under U.S. GAAP                                       $    36,052    $    28,170
                                                                          ==============================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        vi)  Future income taxes - long-term asset
                Balance under Canadian GAAP                                $ 149,430    $ 121,586
                Adjustments relating to 2000 sale-leaseback transaction        2,629        1,853
                Adjustments relating to valuation allowance on net
                  future income tax asset                                    (10,500)     (10,500)
                                                                          ------------------------
                Balance under U.S. GAAP                                    $ 141,559    $ 112,939
                                                                          ========================
        vii) Accounts payable and accrued charges
                Balance under Canadian GAAP                                $ 162,812    $ 101,514
                Adjustments relating to subordinated notes                     4,250        4,250
                Adjustments relating to 2000 sale-leaseback transaction        5,740           51
                Adjustments relating to natural gas contract                      44           78
                                                                          ------------------------
                Balance under U.S. GAAP                                    $ 172,846    $ 105,893
                                                                          ========================

        viii) Current portion of long-term debt
                Balance under Canadian GAAP                                $  34,286    $  35,386
                Adjustments relating to 2000 sale-leaseback transaction        6,968        9,973
                                                                          ------------------------
                Balance under U.S. GAAP                                    $  41,254    $  45,359
                                                                          ========================

        ix)  Long-term debt
                Balance under Canadian GAAP                                $ 401,244    $ 342,202
                Adjustments relating to subordinated notes                   100,000      100,000
                Adjustments relating to 2000 sale-leaseback transaction      124,419      131,388
                                                                          ------------------------
                Balance under U.S. GAAP                                    $ 625,663    $ 573,590
                                                                          ========================

        x)   Future income taxes - long-term liability
                Balance under Canadian GAAP                                $ 181,643    $ 143,229
                Adjustments relating to the capitalization of interest        (5,172)      (5,172)
                Adjustments relating to commissioning costs                  (41,751)     (41,751)
                Adjustments relating to amortization of capital assets          (670)      (3,206)
                Adjustments relating to minimum pension liability            (15,902)     (11,934)
                Adjustments relating to foreign exchange contract                 90           --
                Adjustments relating to natural gas contract                      82          (28)
                                                                          ------------------------
                Balance under U.S. GAAP                                    $ 118,320    $  81,138
                                                                          ========================

        xi)  Preferred shares
                Balance under Canadian GAAP                                $  98,695    $  98,553
                Adjustment relating to translation of convenience method      (1,024)      (1,024)
                                                                          ------------------------
                Balance under U.S. GAAP                                    $  97,671    $  97,529
                                                                          ========================

        xii) Common shares
                Balance under Canadian GAAP                                $ 354,095    $ 351,311
                Adjustment relating to translation of convenience method      40,733       40,733
                                                                          ------------------------
                Balance under U.S. GAAP                                    $ 394,828    $ 392,044
                                                                          ========================

        xiii) Subordinated notes
                Balance under Canadian GAAP                                $ 104,250    $ 104,250
                Adjustments relating to subordinated notes                  (104,250)    (104,250)
                                                                          ------------------------
                Balance under U.S. GAAP                                    $      --    $      --
                                                                          ========================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          xiv) Retained earnings
                  Balance under Canadian GAAP                                 $ 487,924    $ 494,599
                  Adjustments relating to the capitalization of interest         (8,730)      (8,730)
                  Adjustments relating to commissioning costs                   (70,482)     (70,482)
                  Adjustments relating to amortization of capital assets         (2,877)      (5,413)
                  Adjustments relating to 2000 sale-leaseback transaction        (3,904)      (3,127)
                  Adjustments relating to natural gas hedge                         323          729
                  Adjustment relating to translation of convenience method       47,700       47,700
                  Adjustments relating to valuation allowance on net future
                    income tax asset                                            (10,500)     (10,500)
                                                                             -----------------------
                  Balance under U.S. GAAP                                     $ 439,454    $ 444,776
                                                                             =======================
          xv)  Accumulated Other Comprehensive Income
                  Balance under Canadian GAAP                                 $  88,926    $  38,710
                  Adjustments relating to minimum pension liability             (24,114)     (20,147)
                  Adjustments relating to foreign currency hedge                     90           --
                  Adjustments relating to natural gas hedge                        (447)        (779)
                  Adjustment relating to translation of convenience method      (87,409)     (87,409)
                                                                             -----------------------
                  Balance under U.S. GAAP                                     $ (22,954)   $ (69,625)
                                                                             =======================

          Under Canadian GAAP, the Company has followed the proportionate consolidation method of accounting for its investment in a jointly controlled enterprise. Under U.S. GAAP, as the investment is not controlled, the equity method of accounting for the investment has been followed.

          In accordance with FASB Statement No. 133, the Company has recorded the changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges, net of tax, in accumulated other comprehensive income.

          In accordance with FASB Statement No. 87, the Company has recorded an additional minimum pension liability for underfunded plans representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as a deferred charge except to the extent that these additional liabilities exceed the related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity, net of related deferred income taxes.

          When the Company changed reporting currencies effective January 1, 1999, the translation of convenience method was used for Canadian GAAP. United States GAAP requires that the United States dollar amounts be determined using the historical rates in effect when the underlying transactions occurred.

          d) Following is a roll-forward of shareholders' equity in accordance with U.S. GAAP:

                                                2003         2002          2001
                                          -------------------------------------
          Balance at beginning of year     $ 864,724    $ 754,152    $ 830,902
          Net income (loss) for the year       7,943       38,701      (40,935)
          Dividends on preferred shares       (6,304)      (5,608)      (5,692)
          Dividends on common shares          (6,962)      (6,078)     (11,179)
          Other comprehensive income          46,671      (11,598)     (19,309)
          Issue of common shares               2,784       95,148          391
          Other                                  143            7          (26)
                                          -------------------------------------
          Balance at end of year           $ 908,999    $ 864,724    $ 754,152
                                          =====================================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     e) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

                                                    2003         2002         2001
                                              -------------------------------------
     Cash derived from operating activities    $  99,852    $  12,602    $  58,260
     Cash derived from financing activities    $  19,745    $   7,691    $  72,275
                                              =====================================
     Cash applied to investing activities      $ (12,711)   $ (34,451)   $(107,705)
                                              =====================================
     Effect of exchange rate changes on cash
       and cash equivalents                    $   1,614    $    (475)   $  (3,489)
                                              =====================================
     Cash position at December 31 $131,359     $ 131,359    $  22,859    $  37,492
                                              =====================================

     f) Stock Based Compensation Prior to 2003, the Company accounted for stock based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock based employee compensation cost is reflected in 2001 or 2002 net income, as all options granted had an exercise price equal to the market value of common shares on the date of grant. Effective January 1, 2003, the Company adopted the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, prospectively for all employee awards granted, modified or settled after January 1, 2003. Awards vest over periods ranging from one to three years, therefore, the cost related to stock based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of Statement 123. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

                                                                         2003        2002        2001
                                                                    ----------------------------------
          Net income (loss) in accordance with U.S. GAAP             $  7,943    $ 38,701    $(40,935)
          Compensation expense determined under fair value
            based method for all awards, net of tax                      (313)       (975)     (1,477)
                                                                    ----------------------------------
          Pro forma net income (loss) in accordance with U.S. GAAP      7,630      37,726     (42,412)
          Dividends on preferred shares including part VI.I tax        (6,304)     (5,608)     (5,692)
                                                                    ----------------------------------
          Pro forma net income (loss) available to common
            shareholders in accordance with U.S. GAAP                $  1,326    $ 32,118    $(48,104)
                                                                    ==================================
          Pro forma earnings per common share:
            Basic                                                    $   0.03    $   0.69    $  (1.18)
                                                                    ==================================
            Diluted                                                  $   0.03    $   0.64    $  (1.18)
                                                                    ==================================

     g)   Additional disclosure required under U.S. GAAP:

          i) The total interest paid, including interest on the subordinated notes, was $45,396, $39,707 and $41,961 in 2003, 2002 and 2001 respectively.

          The total fair market value of the Company's long-term debt, including the subordinated notes, was $689,605 (2002 - $658,156) and the current portion was $43,385 (2002 - $48,003).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          ii) The Company's natural gas hedge contract was designated as a hedge against volatility in the price of natural gas purchased for consumption in the steel production process. The bankruptcy of the counterparty's parent company, as guarantor of the contract, has caused the contract to be deemed ineffective. As a result, the unrealized liability recorded in other comprehensive income at the time of the bankruptcy is being amortized to income over the remaining life of the contract. The fair value of the contract liability is marked-to-market each reporting period with the change being recorded to income in the period.

          iii) A summary of the impact of accounting standards adopted in 2003 and accounting standards which have not yet been adopted due to delayed effective dates follows:

               In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses the accounting for tangible long-lived asset retirements and their associated costs. The Company has assessed the impact of adopting SFAS No. 143 and determined that adoption of the standard did not have a material impact on operating results or financial position.

               In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), to clarify accounting and financial reporting for derivative instruments embedded in other contracts. SFAS 149 is effective for contracts entered into or modified, and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149 effective January 1, 2003, and the effect of such adoption was not material.

               In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 includes additional disclosure provisions as well as recognition and measurement provisions, which require a liability to be recorded for certain guarantees at fair value. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 were effective for financial statements of the Company for fiscal years ending after December 15, 2002. The Company adopted FIN 45 effective January 1, 2003, and the effect of such adoption was not material.

               In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements (FIN 46). FIN 46 introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. FIN 46 was effective for fiscal years ending after December 15, 2003. However, in December 2003, the FASB issued a revision, FIN 46-R, which both supercedes the original FIN 46, and codifies both certain modifications to FIN 46 and other decisions previously issued through certain FASB Staff Positions. Application of FIN 46-R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003, and all other types of variable interest entities in financial statements for periods ending after March 15, 2004.

               The Company will adopt FIN 46-R effective January 1, 2004. The Company expects that the effect of such adoption will not be material to the consolidated financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          In December 2003, the FASB issued SFAS No. 132-R, a revision of SFAS No. 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS, to include increased disclosure as to the plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The provisions of SFAS No. 132 remain in effect until the provisions of this Statement are adopted, with SFAS 132-R becoming effective for fiscal years ending after December 15, 2003, except for disclosure of information about foreign plans, and future benefit payments, which is effective for fiscal years ending after June 15, 2004. As the Company has defined benefit plans only in Canada, the Company will adopt the disclosure requirements SFAS 132-R for the year ended December 31, 2004.

     21.  CONTINGENCIES AND ENVIRONMENTAL EXPENDITURES

          The major raw material used in the steelmaking process is reclaimed iron and steel scrap. This recycling has made a significant contribution to protecting the environment. As an ongoing commitment to the environment, the Company continues to monitor emissions, perform site clean-up, and invest in new equipment and processes. Nevertheless, rapidly changing environmental legislation and regulatory practices are likely to require future expenditures to modify operations, install pollution control equipment, dispose of waste products, and perform site clean-up and site management. The magnitude of future expenditures cannot be determined at this time. However, management is of the opinion that under existing legislation and regulatory practices, expenditures required for environmental compliance will not have a material adverse effect on the Company's results of operations, financial position or net cash flows. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on the future economic benefits.

          The Company settled the litigation with the turnkey contractors of the Montpelier Steelworks on April 27, 2001 for cash of $28,000 and retainage of construction holdbacks of $21,000. As a result of the settlement, the Company recorded income of $39,000 representing claims for lost business and reimbursement of legal costs and approximately $10,000 was recorded to cover the necessary cost of capital asset improvements to bring the Montpelier Steelworks to original contract specifications.

          The Company is involved in various other legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of the Company.