Form 40-F
period 2004-12-31
IPSCO INC
filed 2005-03-31
CIK 879933

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐ Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

☒ Annual report pursuant to section 13 (a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File Number: 0-19661

IPSCO Inc.

(Exact name of Registrant as specified in its charter)

CANADA

(Province or other jurisdiction of incorporation or organization)

3310/3317/3390

(Primary Standard Industrial Classification Code Numbers)

98-0077354

(I.R.S. Employer Identification Number (if applicable))

650 Warrenville Road, Suite 500, Lisle, Illinois 60532
Telephone: (630) 810-4800

(Address and telephone number of Registrant’s principal executive offices)

Leslie T. Lederer, Vice President, General Counsel and Corporate Secretary, IPSCO Inc.
650 Warrenville Road, Suite 500, Lisle, Illinois 60532, Telephone: (630) 810-4800

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  Common Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

49,737,180 Common Shares outstanding as of December 31, 2004

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant’s Registration Statement on Form S-8 (File No. 333-11732) under the Securities Act of 1933.

Controls and Procedures

IPSCO Inc. (“IPSCO”) maintains controls and other procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s (“the Commission”) rules and forms.  IPSCO’s principal executive and financial officers evaluated the effectiveness of IPSCO’s disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective for the purpose for which they were designed as of the end of such period.

During the fiscal year ended December 31, 2004, there were no changes in IPSCO’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, IPSCO’s internal control over financial reporting.

Audit Committee Financial Expert

The Board of Directors of IPSCO has determined that the registrant has more than one “audit committee financial expert” serving on its Audit Committee and has named Mr. D. Murray Wallace, Chairman of the Audit Committee, as its audit committee financial expert.  Mr. Wallace is, as are all members of the Board of Directors of IPSCO other than the President and Chief Executive Officer, “independent” as such term is defined by the New York Stock Exchange listing standards.

Code of Ethics

IPSCO has a Code of Business Conduct as well as a Conflicts of Interest Policy applicable to all directors, officers and employees of the Company that, together, constitute a “code of ethics” as set forth in the SEC’s rules.  Both the Code of Business Conduct and the Conflicts of Interest Policy may be viewed on IPSCO’s website (www.ipsco.com).  During the period covered by this report there have been no amendments to, nor waivers of, either the Code of Business Conduct or the Conflicts of Interest Policy applicable to IPSCO’s principal executive officer, principal financial officer or principal accounting officer.  In the event IPSCO makes any amendment to, or grants any waiver of, a provision of the Code of Business Conduct or the Conflicts of Interest Policy, that applies to the noted officers and that requires disclosure under applicable SEC rules, ISPCO intends to disclose such amendment or waiver, the nature of and reasons for it, along with the name of the person to whom it was granted and the date on its internet website.

Principal Accountant Fees and Services

Ernst & Young LLP (“E&Y”) has served as the principal accountant for the audit of IPSCO’s annual financial statements since April 1991.  The aggregate amounts billed by E&Y to IPSCO for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below.

Audit Fees:  The aggregate fees billed for each of the last two fiscal years of IPSCO, ending December 31, 2003 and December 31, 2004, for professional services rendered by E&Y for the audit of its annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements for those fiscal years are $925,600 and $762,000, respectively.

Audit-Related Fees:  The aggregate fees billed for each of the last two fiscal years of IPSCO, ending December 31, 2003 and December 31, 2004, for assurance and related services by E&Y primarily in the nature of the audit of IPSCO Enterprises Inc.’s Retirement Savings and Profit Sharing Plan (401K) and assistance with IPSCO’s Sarbanes-Oxley Act Section 404 Compliance Project were $83,500 and $66,600 respectively.  IPSCO’s Audit Committee approved all of the noted services.

Tax Fees:  The aggregate fees billed for each of the last two fiscal years of IPSCO, ending December 31, 2003 and December 31, 2004, for professional services rendered by E&Y for tax compliance, tax advice and tax planning, primarily in the nature of review of tax returns and audits, income tax research and consultation with respect to tax restructuring and planning opportunities, calculation of accounting method change, review of certain earnings and profit calculations for 1992 to 2002 and other miscellaneous tax services were $381,900 and $110,500, respectively.  IPSCO’s Audit Committee approved all of the noted services.

All Other Fees:  Except as noted above, there were no other fees billed to IPSCO for each of the last two fiscal years ending December 31, 2003 and December 31, 2004 by E&Y.

Audit Committee Pre-Approval Policies and Procedures:  IPSCO’s “Pre-Approval of External Auditor Services” policy (the “Policy”) describes the conditions upon which IPSCO may engage its external auditors for audit, audit-related, tax and other non-audit services.  The Policy is reviewed and approved annually by IPSCO’s Audit Committee.  All services provided by the external auditor (and related fees) must be pre-approved by the Audit Committee prior to engagement.  With respect to audit services, in the normal course, the Chief Financial Officer (the “CFO”) will annually present proposed audit services and audit-related services to the Audit Committee.  Similarly, the CFO may annually present proposed, permissible non-audit services for approval to the Audit Committee.  Once the Audit Committee has formally approved the proposed annual audit, audit-related and permissible non-audit fees, the Audit Committee must further approve any increase to such fees.  Except as expressly permitted by the SEC’s rules regarding auditor independence, IPSCO will not engage the auditor to provide non-audit services in the form of bookkeeping or other services relating to the accounting records or financial statements of IPSCO; financial information systems design and implementation; appraisal evaluation services, fairness opinions or contribution-in-kind reports; actuarial services; internal auditing outsourcing services; management functions or human resources; broker or dealer, investment adviser or investment banking services; legal services and expert services unrelated to the audit; or any other services that the United States Public Company Accounting Oversight Board determines, by regulation, is impermissible.

Management is required to track total audit and non-audit service expenditures.  IPSCO’s internal audit function provides semi-annual reports to the Audit Committee that summarize the total budgeted audit fees, detail permissible non-audit services over US$5,000 and note the total expenditures for permissible non-audit services.

The Chair of the Audit Committee has the authority to pre-approve audit, audit-related and non-audit services, other than the annual audit fee, on the Audit Committee’s behalf.  All pre-approvals made by the Chair are presented to the Audit Committee at its next meeting for ratification.

In the event the Audit Committee or its designate approves a permissible non-audit service to be performed by the auditor, IPSCO will disclose such approval in its period reports required by section 13(a) of the Exchange Act.

Off-balance Sheet Arrangements

IPSCO’s only off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on IPSCO’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors are related to the sale and leaseback of certain equipment and letters of credit.  The sale and leaseback arrangements originally totaled $173 million, the most significant being the $150 million sale and leaseback of the Montpelier Steelworks meltshop and caster, completed in 2000.  IPSCO has an option, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the lease term for the fair market value of the equipment, subject to a residual guarantee of $37.5 million.  For Canadian GAAP purposes this transaction was treated as a sale, and the subsequent lease payments as operating expenses.  For U.S. GAAP purposes this transaction was recorded as a financing lease, with no recognition of the disposal of the assets.

IPSCO has letters of credit outstanding totaling $13.9 million at December 31, 2004 and $13.3 million at December 31, 2003.

Contractual Obligations

Contractual Obligations ($ millions)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	407	14	141	42	210
Operating leases	180	21	57	15	87
Service and supply contracts	270	65	117	22	66
Total contractual cash obligations	857	100	315	79	363

Audit Committee

IPSCO has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Ms. Juanita H. Hinshaw and Messrs. Michael A. Grandin, Allan S. Olson, Richard G. Sim, D. Murray Wallace and John B. Zaozirny.  Mr. Wallace chairs the Audit Committee.

Disclosure Pursuant to the Requirements of the New York Stock Exchange

Presiding Director at Meetings of Non-Management Directors

IPSCO schedules executive sessions at each board of directors meeting in which IPSCO’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  The Chairman of IPSCO’s board of directors serves as the presiding director (the “Presiding Director”) at such sessions.

Communication with Non-Management Directors

Shareholders may send communications to IPSCO’s non-management directors by writing to:  Chairman of the Board of Directors, IPSCO Inc.; 650 Warrenville Road, Suite 500; Lisle, Illinois, 60532; U.S.A.  Communications will be referred to the Chairman for appropriate action.  The status of all outstanding concerns addressed to the Chairman will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

In accordance with Section 303A.09 of the NYSE Listed Company Manual, IPSCO has adopted a set of corporate governance guidelines, which are posted on IPSCO’s website (www.ipsco.com).

In accordance with Section 303A.11 of the NYSE Listed Company Manual, the Board of Directors of IPSCO has reviewed the relevant Canadian securities statutes, regulations and policies, the corporate governance guidelines and requirements adopted by the Toronto Stock Exchange, the listing requirements of the New York Stock Exchange “NYSE”, the provisions of the Sarbanes-Oxley Act of 2002 of the United States Congress, and the rules promulgated by the SEC in response to that Act.  Based on that review, the Board believes that IPSCO meets, and in some instances exceeds, the applicable corporate and securities law requirements.  Although the Company is considered under U.S. securities laws to be a foreign private issuer, its corporate governance practices do not differ in any significant way from the NYSE domestic corporate governance standards.

Board Committee Charters

The charters of IPSCO’s Audit Committee, Finance Committee, Governance and Compliance Committee and Management Resources and Compensation Committee are each available for viewing on IPSCO’s website (www.ipsco.com), and are available in print to any shareholder who requests them.  Requests for copies of these documents should be made by contacting:  Michele Klebuc-Simes, Assistant General Counsel, IPSCO Inc., 650 Warrenville Road, Suite 500, Lisle, Illinois 60532.

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

5

Signatures

Pursuant to the requirements of the Exchange Act, IPSCO certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 31st day of March, 2005.

IPSCO Inc.

By:	/s/ Leslie T. Lederer
Leslie T. Lederer
Vice President, General Counsel and Corporate Secretary

Documents filed as part of this report:

1.                                       Annual Information Form of IPSCO Inc. dated March 24, 2005

2.                                       Consolidated Financial Statements for the fiscal years ended December 31, 2004 and 2003 including U.S. GAAP reconciliation note, together with the auditor’s report thereon

3.                                       Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of President and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Senior Vice President and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

IPSCO Inc.

Annual Information Form

(for the year ending December 31, 2004)

March 24, 2005

Registered Head Office	Operational Head Office
P.O. Box 1670, Armour Road	650 Warrenville Road, Suite 500
Regina, Saskatchewan S4P 3C7	Lisle, Illinois 60532
1-800-667-1616	1-877-594-7726
www.ipsco.com

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name and Incorporation

Intercorporate Relationships

GENERAL DESCRIPTION AND DEVELOPMENT OF THE BUSINESS

IPSCO Strategy

Key Performance Drivers

Action Plan and Capability to Delivery

Product Development

Motivated Employees

Investor Relations

Corporate Governance

Government and Industry Relations

Three-Year History

Significant Acquisitions

IPSCO’s Products

Specialized Skill and Knowledge

Competitive Conditions

New Products

Components – Sources, Prices and Availability of Raw Materials

Intangible Properties

Cycles

Economic Dependence

i

Changes to Contracts

Employees

Foreign Operations

Lending

Bankruptcy, Receivership Proceedings, Etc.

Reorganizations

RISK FACTORS

ASSET-BACKED SECURITIES

DIVIDENDS

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Constraints

Ratings

MARKET FOR SECURITIES

Trading Price and Volume

Prior Sales

ESCROWED SECURITIES

DIRECTORS AND EXECUTIVE OFFICERS

Names, Addresses, Occupations

Collective Shareholdings

Board Committees

Cease Trade Orders and Bankruptcies

Penalties or Sanctions

Personal Bankruptcies

ii

Conflicts of Interest

PROMOTERS

LEGAL PROCEEDINGS

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

TRANSFER AGENTS AND REGISTRARS

INTERESTS OF EXPERTS

AUDIT COMMITTEE

Pre-Approval Policy

External Auditor Service Fees (By Category)

ADDITIONAL INFORMATION

iii

CORPORATE STRUCTURE

Name and Incorporation

IPSCO Inc. (the “Company” or “IPSCO”) was incorporated by certificate of incorporation under the laws of Saskatchewan on July 13, 1956 and was continued by articles of continuance under the Canada Business Corporations Act on January 28, 1977.  Originally known as Prairie Pipe Manufacturing Co. Ltd., the name of the Company was changed to Interprovincial Steel and Pipe Corporation Ltd. on August 26, 1960.  On April 2, 1984, the Company changed its name to IPSCO Inc.  The addresses of the Company’s head and registered offices are shown on the front cover of this Annual Information Form (or “AIF”).

Intercorporate Relationships

The following corporate organization chart shows IPSCO’s principal subsidiaries, each of which is 100% owned, and their jurisdictions of incorporation.

IPSCO Inc.

(Canada Corporation)

Canadian Subsidiaries	United States Subsidiaries

IPSCO Direct Inc. (Alberta Corporation)	IPSCO Construction Inc. (Alabama Corporation)

IPSCO Recycling Inc. (Canada Corporation)	IPSCO Enterprises Inc. (Delaware Corporation)

IPSCO Sales Inc. (Canada Corporation)	IPSCO Investments Inc. (Delaware Corporation)

IPSCO Saskatchewan Inc. (Canada Corporation)	IPSCO Minnesota Inc. (Delaware Corporation)

General Scrap Partnership (Saskatchewan General Partnership)	IPSCO Sales Inc. (Delaware Corporation)

Western Steel Limited (British Columbia Corporation)	IPSCO Steel Inc. (Delaware Corporation)

IPSCO Steel (Alabama) Inc. (Alabama Corporation)

IPSCO Texas Inc. (Delaware Corporation)

IPSCO Tubulars Inc. (Delaware Corporation)

IPSCO Alabama Ltd. (Alabama Limited Partnership)

General Scrap Inc. (Delaware Corporation)

In this Annual Information Form, unless otherwise indicated, a reference to the “Company” or “IPSCO” includes IPSCO Inc. and its subsidiaries.  Reference to “dollars,” “$” and “US$” are to United States dollars and reference to “CDN$” are to Canadian dollars.  Estimates of imports and other market statistics are derived from a variety of external sources including the American Iron and Steel Institute, the Canadian Steel Producers Association and certain government agencies and should not be relied on as being fully accurate but rather indicative of trends and relative sizes.  When the United States and Canada are referred to together, the import figures include amounts coming into the two countries from other than the United States and Canada.  The information presented in this AIF is presented as of December 31, 2004, unless otherwise specified.

GENERAL DESCRIPTION AND DEVELOPMENT OF THE BUSINESS

IPSCO is a North American steel and pipe producer with facilities and process equipment located at 23 sites throughout the United States and Canada.  These facilities produce carbon steel slabs, hot rolled discrete plate and coil, cut-to-length plate, finished tubular products and processed scrap.

The Company operates three steelworks:  Mobile, Alabama; Montpelier, Iowa; and Regina, Saskatchewan.  All three use electric arc furnace or mini-mill technology to convert scrap into liquid steel.  Alloys are added to create a wide variety of grades.  The liquid steel is cast into slabs and subsequently hot rolled into discrete plate or coil.  Our steelworks can produce discrete plate in thickness from 3/16 to 4 1/2 inches and coil in thickness from 1/10 to 3/4 inches.  Widths range from 48 inches to 120 inches for discrete plate and 40 inches to 120 inches for coil.  Coil may be sold directly to customers or further processed at IPSCO’s cut-to-length and tubular facilities.

Five coil processing locations produce cut-to-length plate to customer requirements.  Cut-to-length products are produced from steel coils of various widths, thicknesses and grades.  They are cut to specific lengths to meet customer requirements in pieces from 8 feet to over 60 feet.  IPSCO produces a wide range of products in yield strengths as high as 100,000 pounds per square inch, thicknesses up to 1/2 inch and widths as wide as 96 inches.

Eight pipe mills at six locations use coil to produce electric resistance weld (“ERW”) tubular products that range from 1½ inches up to 24 inches in diameter.  Pipe that is greater than 24 inches is helically formed and manufactured using the double submerged arc welding process.

Our tubular and cut-to-length products are produced primarily with our own coil at the downstream facilities allowing us to capture increased margins on our steel products.  IPSCO is further able to optimize utilization of these facilities and capitalize on favorable market conditions by purchasing additional coil from third party vendors.

IPSCO has over 600 North American customers using steel and pipe primarily in the energy, agricultural equipment, transportation equipment, heavy machinery, and construction industries.  Two-thirds of the Company’s sales are made to U.S. customers.  IPSCO’s wide assortment of plate product widths, lengths, thicknesses and grades are used by end customers to make construction and farm equipment, rail cars, barges, ships, storage tanks, bridges, structural poles, wind towers, large diameter pipe, and a host of other products.

Tubular products include oil and gas well casing and tubing (“OCTG”); line pipe for gathering oil and gas from wells, transmitting these products long distances, and for final distribution to end customers; industrial pipe for low pressure water and air distribution; and

structural tubular products for building, manufacturing and construction applications, most often in square or rectangular cross-sections called hollow structural sections or “HSS”.

Freight is an important cost for any steel and pipe producer.  Our facilities are located across North America within regions of customer concentration and raw material supply minimizing both inbound and outbound freight costs.

Using centralized sales management, IPSCO markets its plate, cut-to-length and pipe products through a number of sales and service locations.

IPSCO employs about 2,500 employees and uses a number of performance incentives to reward them for cost, efficiency, service, quality improvements, safety and profitability.  About 45% of IPSCO’s employees, primarily in Canada, are represented by trade unions.  Expiration dates for the collective bargaining agreements vary between 2006 and 2007.

IPSCO manages its business to maximize total corporate returns by optimizing the allocation of steel making capacity, and augmenting steel production with coil purchases for use in our downstream facilities.  A change in the sales of one particular product line may indicate a change in demand or a deliberate decision to adjust sales of that product in order to generate a more profitable product mix.  Decisions are made on the basis of:

1)              Continuing and expanding customer relationships,

2)              Incremental production costs and revenues,

3)              Freight consideration, either inbound or outbound, and

4)              The consideration of longer-term strategic requirements.

IPSCO Strategy

IPSCO is a supplier of steel intensive goods and services providing long-term value primarily to customers in the energy, transportation equipment, and heavy equipment and construction sectors.  IPSCO is an interdependent steel and pipe company, uniquely invested along a single value chain from raw materials through steel manufacturing and processing, with particular expertise in pipe.

The Company attempts to minimize the volatility in its business and maximize earnings through its low cost platform, flexibility, and ability to move finished production between plate, coil, and tubular products based on market trends.  IPSCO believes that reduced market risk will be rewarded with higher multiples in the capital markets.

IPSCO strives to outperform its peer group with respect to return on capital - a measurement directly related to shareholder return.  To accomplish this the Company is determined to remain one of the lowest cost producers in each market it serves.

The core effort of the Company is to differentiate IPSCO clearly by superior execution of a customer focused commercial strategy, delivery to market, product quality, technical competence and financial performance.  IPSCO builds a high brand presence in the markets it serves in order to support and extend its ability to differentiate “who it is” and “what it does” from others in the marketplace.

IPSCO’s strength derives not only from the intrinsic competitive abilities of each of the activities along its value chain, but also from the synergistic combination of its facilities resulting in better service to customers, good penetration in competitive markets, and a set of alternatives which provides a strong defense in difficult markets. The Company is vigilant about maintaining its low cost in each of its activities and strives to be among the lowest cost producers in the world.

With this defense, IPSCO is capable of engaging in head-to-head competition with the best in the business at every level of industrial activity undertaken.

The essence of IPSCO’s strategic design is to operate “steel short” which means it has more outlets for steel product than steel capacity.  The Company plans to continue to increase its value-added mix of products without adding a greenfield steel making facility.  We will continue to secure outlets for products either by close customer collaboration, partnership, joint venture or ownership.  These strong connections allow IPSCO to manage price fluctuations in broad commodity markets.

IPSCO is flexible.  It has the ability to adopt a variety of operating configurations to match market and competitive environments.  The Company’s employees are trained to operate within the uncertainties of highly competitive industries.  Considerable resources are devoted to making sure that employees have the skills and motivation to manage both the individual units and the integrated whole to maximize its competitive and financial performance.

IPSCO’s financial goals derive directly from its operating configuration and practices. The Company aims not only to achieve high returns relative to the steel industry, but also to moderate the cyclical performance typical of most steel producers.  To do so its capital investments are directed towards:

1)              Differentiating its goods and services to maximize revenue for each unit of output and to limit exposure to the commodity auction,

2)              Keeping its cost among the lowest in North America,

3)              Stabilizing its earnings through a diversity of end markets; creating a buffer for cyclical swings, and

4)              Growing the company.

IPSCO has targeted a single geography – North America – where its focus, differentiation and value chain oriented strategy will have maximum effect.  However, the Company actively seeks ways to extend the scope of its ability to compete in, and meet the demands, of its chosen sector.  Where it enhances the Company’s opportunity to grow shareholder returns, IPSCO may expand outside North America.

Key Performance Drivers

The North American plate market has consolidated in recent years.  The consolidation has served to permanently remove capacity or, in some cases, idle it pending restructuring.  Supply availability is a key driver in IPSCO’s plate product performance.  The reduction of both international and domestic supply has been a factor in recent favorable plate pricing conditions.

North America historically has consumed more steel than it produces and has therefore supplemented consumption with imports.  Although imports were higher in 2004 than the prior year, the weakened U.S. dollar has reduced the attractiveness of the North American market to imports.  A strong global market, accentuated by China’s economic growth and subsequent high levels of steel shipments to that region, have combined with recent North American economic expansion to reduce steel supply in North America.

IPSCO’s financial performance historically has shown a direct correlation to increased sales of energy tubular or large diameter products.  By far, the most important factor in this year’s results has been the margin expansion and the strength of U.S. demand for plate products.  However, IPSCO has a large and continuing presence in tubular markets, shipping over 1 million tons in 2004.  Demand for energy tubulars will remain a key driver for IPSCO’s success.

Demand for IPSCO’s large diameter pipe product depends on development of new oil and gas fields or expanding geographic markets, which necessitate the construction of new delivery systems.  To a lesser extent, demand is driven by replacement needs or optimization of existing pipelines.  When orders for new pipeline products are obtained, they are generally substantial due to the long distances covered by the pipeline.

IPSCO’s major variable costs are steel scrap and alloys for the three steelworks, and hot rolled coil for the pipe mills and coil processing facilities.  Higher plate and pipe prices are generally associated with higher scrap prices.  That historical correlation was strained during 2003 when demand for IPSCO’s non-energy products made from IPSCO produced steels was low, while stronger domestic and offshore requirements for raw materials drove up scrap costs, and resulted in lower product margins.  Beginning in 2004, IPSCO, like many steel producers, introduced surcharges to offset the impact of increases in scrap.  The surcharges were based on monthly published scrap purchasing indices and essentially neutralized the impact of scrap price increases on margins in 2004.  It is anticipated that the surcharge mechanism will remain in place in 2005.

IPSCO further manages scrap costs using a number of approaches.  For example, we enjoy vertical integration through ownership of General Scrap Partnership, a Canadian scrap metal operation with 11 collection sites, five of which include shredders.  In addition, IPSCO cultivates strong business relationships with most major scrap yards and brokers.

Electricity and natural gas are also important variable costs for IPSCO.  We have entered into long-term supply contracts for electricity and hedge natural gas through futures and forward contracts to help stabilize prices.

In the last 10 years IPSCO’s workforce has increased by 734 employees or 42%.  In this period, production volumes have increased by 2.3 million tons or nearly 200%.  Consequently, man hours per ton required have declined by 18%.  The investment in new facilities and technology in the United States, combined with training of production employees has allowed IPSCO to expand and improve efficiency.  IPSCO maintains a high rate of employee retention by providing industry competitive wages supplemented by profit driven incentives for achieving targets for production, safety, and shipments.

Economic success also rests, in large part, with the efficient absorption of the substantial fixed costs at each steel facility.  Optimum absorption requires producing at high throughput and utilization rates.  IPSCO maintained high utilization rates in 2004 as a result of continued market penetration, diversification and effective use of our steel short strategy.  In particular, IPSCO’s newer facilities, such as the Mobile Steelworks and the Blytheville Pipeworks, were again able to increase output as production teams gained more experience.

Still another key performance driver is the ability to effectively control working capital – primarily customer receivables, inventory and vendor payables.  Most products from the three steelworks are manufactured only when a commitment is received, either from a customer or due to an internal requirement to provide coil for IPSCO’s own downstream processing lines.  Production based on demand helps minimize finished inventory levels.  However, some pipe products, such as OCTG, may be produced in advance of orders and made available at sites that are convenient for the customer.  This is especially important given the seasonal well drilling cycle for the Canadian energy market, as well as the short time interval between order dates and required delivery.  Canadian well drilling is usually most active in the late fall and winter and slowest during the early spring thaw.

Prudent accounts receivable management is also critical given the cyclical nature of the steel business.  IPSCO uses a number of techniques to minimize credit risk starting with a thorough and continuous monitoring of customers who request credit.  This is combined with variable payment terms and close attention to account detail.

Action Plan and Capability to Deliver

After completion of the Mobile Steelworks in 2001, IPSCO reduced capital expenditures to base level requirements to conserve cash during the poor market conditions which existed through the end of 2003.  These lower capital expenditures were possible due to the low average age of IPSCO’s assets and its adherence to preventive maintenance programs at all of its facilities.  As a result, capital expenditures have been $40 million or less in each of the last three years.  In 2005, IPSCO will increase this expenditure to approximately $50 million consistent with its high levels of utilization.  In addition, IPSCO continually reviews potential projects that target cost reductions, capacity, product line expansion, and strategic support.  Before approval, these projects must exceed IPSCO’s risk adjusted cost of capital.

In 2003, IPSCO formed an alliance with Blastech, Inc., to provide blast and paint processing service for steel plate.  Construction of a new blast and paint facility was completed early in 2004 and the facility began operating in February 2004, increasing the value-added product range for its Mobile plate operations.

Following its September 2004 announcement, IPSCO is well-advanced in the development of a $45 million steel plate Quench, Temper and Normalizing (or “Heat Treat”) facility at the Mobile Steelworks.  Normalizing operations are scheduled to begin in the fourth quarter of 2005 followed by quench and temper operations in the first quarter of 2006.  Heat-treated plate is used in manufacturing and construction applications where strength, hardness and toughness are required.  These products provide additional value to current product offerings and will displace commodity grade products in IPSCO’s sales mix.

Also, in September 2004, a second pipe finishing facility was commissioned at IPSCO’s pipeworks in Red Deer. The new line doubles the Red Deer Work’s capacity for energy product, optimizing production and expanding IPSCO’s product range.  Additional pipe finishing capacity is being planned.

IPSCO constantly benchmarks its maintenance and operating costs against industry and facility standards.  In addition to lean manufacturing, IPSCO employs a Six Sigma program and has trained and deployed nine “Black Belts” on numerous projects throughout its steel and tubular facilities.  This program has contributed significant savings to help maintain our low cost platform.

Product Development

With focused development from IPSCO research personnel and development engineers based on input from its customer base and sales force, IPSCO is expanding its plate product line to include certain niche or specialty steels replacing commodity grade products.  The heat treat products to come on line in 2005 and 2006 will also add to this product mix.

Motivated Employees

Senior management compensation is linked to shareholder return through share based incentive plans.  Managers are linked to shareholder return through incentive plans based on Company performance as well as personal performance initiatives that are directly related to IPSCO’s financial performance.  Production employees in different facilities are eligible for incentive pay that relates to factors such as prime tons produced, safety, and Company profitability.  All employees are eligible for plans that promote stock ownership.

Investor Relations

First and foremost, IPSCO is focused on running a profitable business with steady growth.  To further create value, IPSCO will explore all available options, including dividend levels, investment in facilities, strategic initiatives related to its core business and share buybacks.  IPSCO has paid cash and stock dividends on its common shares for the last 35 years, through the troughs and peaks of each cycle in that period, and continues to maintain this priority.  In October 2004, IPSCO increased its quarterly dividend level to CDN $0.10 per share, and in February 2005, increased it again to CDN $0.12 per share.

IPSCO’s common shares trade on both the NYSE and TSX.  Senior management strives to meet with major stakeholders at least once a year and, in 2004 held quarterly meetings in the United States and Canada.  This has contributed to a greater recognition in the U.S. equity markets compared to a year ago with a fivefold increase in U.S. market liquidity.

Corporate Governance

Good corporate governance is critical in maintaining investor confidence.  For two consecutive years IPSCO has scored in the top 10% in two major corporate governance surveys: the Shareholder Confidence Index published by the Joseph L. Rotman School of Management and the Globe and Mail survey of Canadian public company practices.  IPSCO’s commitment to corporate governance pre-dates the Sarbanes-Oxley Act of 2002 of the United States Congress and meets or exceeds current regulatory requirements.  All material financial public disclosures are reviewed prior to release by our disclosure committee and the Board’s Audit Committee.  All relevant managers are involved in the CEO/CFO certification process for each quarter and at year end.  IPSCO has a non-executive chairman and its Board membership is independent of management with the exception of the Chief Executive Officer.  IPSCO’s Audit Committee has several individuals who qualify as “financial experts.”

Government and Industry Relations

IPSCO is always mindful of both domestic and global political and industry situations that may impact the availability of raw materials, the enforcement or non-enforcement of trade laws, and the state of the global steel market.

In order to keep abreast of these situations IPSCO is involved with a number of trade associations and industry advisors in the United States and Canada, and has developed its own government relations office in Washington D.C.

Designated IPSCO employees actively participate in these associations in order to increase the industry voice in government deliberations, ensure that trade is fair and open, that environmental stewardship remains a priority, and that industry participants work together to share information on improving employee safety.  Using these tools, IPSCO is able to better assess issues that may affect the Company’s business.

IPSCO’s Chief Executive Officer, David Sutherland, holds directorships with the Steel Manufacturers Association, the American Iron & Steel Institute (Vice Chair), the Canadian Steel Producers Association (Vice Chair), the International Iron & Steel Institute and the C.D. Howe Institute.  He is also a member of the Canadian Council of Chief Executives and of the Council’s North American Security and Prosperity Initiative.  Through Mr. Sutherland’s and other employees’ work with these and other organizations as well as IPSCO’s contact with North American policy makers, IPSCO is able to stay informed and provide information to policy makers on the needs and issues impacting IPSCO in the North American steel market.

Three-Year History

2002

IPSCO achieved sales of $1.08 billion, which were 20% higher than the prior year and reflect the significantly higher shipments made from the Mobile Steelworks, as well as continued market penetration by IPSCO coil processing facilities opened over the past few years.  Net income of $21.7 million dropped $18.7 million or 46% and net income available to common shareholders was $10.3 million, down 64% from the $28.9 million recorded in 2001.  In 2002, the Company successfully completed the sale of certain non-productive assets and recorded associated pre-tax income of $6.5 million.

IPSCO’s average unit selling price declined to $369 per ton in 2002 from $380 per ton in 2001, primarily due to changes in product mix (a higher percentage of steel mill products compared to tubular products), but also due to continued price competition.

The Company produced 3,007,000 tons of liquid steel of which 2,046,000 were produced in the United States.  Total tons sold were a record 2,897,000, a 19% increase over 2001.  Shipments of 2,115,000 tons of steel mill products were 73% of total tons sold and surpassed those of a year earlier by 35%.  Approximately 27% of the Company’s total shipments in 2002 were tubular products, down from about 36% in 2001, reflecting the impact of both the Mobile Steelworks ramp-up and a slow market for many tubular product lines.

Shipments to U.S. customers reached 2,126,000 tons, over 73% of the total, while Canadian based customers accounted for 771,000 tons, about 27%.  Despite growth in the Company’s total shipments, Canadian shipments were 11% below that of 2001, indicating that the U.S. market continued to provide the growth in sales.

The Company completed two key financing initiatives in the year.  In February, the Company completed a common stock issuance of 6.5 million shares for net cash proceeds of $90.7 million.  Proceeds were used to pay down revolving bank line borrowings.  In addition, the Company negotiated an increase to its debt ratio covenant from ..45 to .50 under its bank facility and obtained a committed $50 million, 364-day facility to improve its financial flexibility.

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

Industry consolidation was accelerated with the emergence of International Steel Group (“ISG”), which purchased the steelmaking assets of LTV and Acme Steel out of Chapter 11 proceedings.  ISG is currently pursuing additional acquisitions in the sector.  Other integrated producers followed the new business model used by ISG as a way to purchase assets cheaply, shed legacy costs, and reduce manpower requirements to become more competitive.

2003

IPSCO achieved sales of $1.3 billion, which were 20% higher than 2002.  Net income of $16.6 million dropped $5.1 million or 24%.  Net income attributable to common shareholders was $4.5 million, down $5.8 million from $10.3 million.

IPSCO’s average unit selling price increased to $413 per ton in 2003 from $369 per ton in 2002, primarily due to higher unit prices and an improved product mix.

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

In June the Company raised $200 million from the sale of senior unsecured notes due June 1, 2013.  The Company used a portion of the net proceeds of this offering to repay debt under its credit facility, and used the remainder of the net proceeds to redeem certain notes and for general corporate purposes.

2004

IPSCO achieved sales of $2.5 billion, an increase of $1.2 billion over 2003.  Net income of $439 million increased $422 million or 2645%.  Net income attributable to common shareholders was $431 million, up $426.5 million from $4.5 million in the previous year.

The Company’s average unit selling price increased $276 per ton, or 67%, to $689 per ton.  The average per ton steel product surcharge contributed $63 per ton to this increase.

IPSCO produced 3.5 million tons of liquid steel of which 2.5 million tons were produced in the United States.  Total tons sold were 3.6 million, a 13.5% increase over 2003.  Shipments of steel mill products (discrete plate, cut plate and hot rolled coil) were 2.4 million tons, 11% higher than in 2003.  Energy tubulars increased 14% or 83,000 tons due to stronger oil and gas drilling activity in Western Canada and the United States.  Total shipments of large diameter pipe increased 75% to 196,600 tons due to successful completion of the 36” diameter Cheyenne Plains and East Texas Expansion projects.

Shipments to United States customers were 2,580,000 tons, 72% of the total, while Canadian customers accounted for 981,000 tons, or 28%.  Most of the 2004 growth in shipments was in steel mill product lines.

In May of 2004, IPSCO redeemed all of its issued and outstanding 5.50% Cumulative Redeemable First Preferred Shares, Series 1 at a price of $25.00 per share, representing CDN $150 million of capital.  Later, in November of 2004, the Company redeemed all of its issued and outstanding Incremental Rate Junior Subordinated Notes, due December 31, 2038 for US $100 million.  In addition, IPSCO exercised an early buy-out option for the Sale and Leaseback of its Temper Mill Facility in St. Paul, Minnesota at a cost of $4.6 million.

In November of 2004 IPSCO replaced its committed revolving credit facility of $200 million (expiring March 4, 2005) with a committed revolving credit facility of US $150 million (expiring November 19, 2007).

Significant Acquisitions

The Company made no significant acquisitions or dispositions in 2004 for which disclosure is required under Part 8 of National Instrument 51-102.

IPSCO’s Products

Over the last decade, IPSCO has invested heavily to build modern, highly efficient facilities while continuing to reinvest in existing facilities.  Since 1996, over $1 billion has been invested in new steel mill facilities located in the United States.  The Company’s strategy has been to compete on a low cost basis in a larger geographic area with broader markets. The Montpelier Steelworks shipped its first commercial ton in 1997, with the Mobile Steelworks doing so in 2001.  All of IPSCO’s steelworks employ Steckel mill technology, a design which allows the Company to vary production between coil and discrete plate in response to changing market conditions, optimizing mill performance and lessening commercial risk.  The U.S. investments added 2.5 million tons of plate and coil capacity increasing total capacity to 3.5 million tons.

The Mobile and Montpelier steelworks are sited close to end users, raw material sources, and good transportation systems (including river systems to accommodate barge traffic), all of which minimize freight costs.  In addition, all three of IPSCO’s steelworks manufacture similar products, providing additional flexibility, versatility and efficiency.  The combination of new technology, production optimization, product mix flexibility, and freight minimization results in IPSCO being one of the lowest cost producers of steel in its product ranges as well as a leader within the industry in terms of operating profit per ton.

A significant portion of the coil produced at IPSCO’s steelworks is used at the Company’s cut-to-length facilities.  IPSCO’s facilities are close to customers, including service centers, which purchase the product for re-sale, fabricators, OEM’s, and job shops, which further process the steel.  Three of IPSCO’s facilities are temper cut-to-length lines, which produce product with flatness surface specification and other qualities needed in certain manufacturing processes.

The Company estimates the North American market for plate in sizes that it produces to be approximately 12 million tons.  This market includes discrete carbon plate, high alloy plate, and coiled or cut-to-length plate.  The Company also estimates that IPSCO and its two primary North American competitors, Nucor Corp. and International Steel Group or “ISG”, supply more than 75% of this market, with IPSCO holding the largest share.  The remaining 25% of North American consumption is satisfied from imports or other North American producers.

IPSCO has positioned itself to be a major supplier in the energy tubular markets and industrial pipe markets in the United States and Canada shipping 1 million tons in 2004.  About 75% of IPSCO’s tubular shipments in 2004 were energy related.  The Company’s primary source of material for tubular production is the coil produced by its steelworks.  Additional requirements are sourced externally, with 300,000 tons purchased from third parties in 2004.

The energy tubular product line has three major components – OCTG line pipe, and large diameter pipe, which is a subset of line pipe distinguished by size.  OCTG is used in the exploration, extraction, and production of oil and natural gas from well sites.  Line pipe is used in the gathering, transmission and distribution of extracted oil and natural gas to end users.  While the United States market for energy tubulars is larger than the Canadian market, it is fragmented among more competitors.  Nevertheless, IPSCO has made substantial gains in the United States in the last two years.

IPSCO has developed a strong network of distributors and customers within the North American OCTG market.  The Company estimates the North American market for OCTG to be 3.7 million tons and IPSCO’s share of this market to be 13%.  Major competitors in the North American market are Maverick Tube Corporation, NS Group Inc., Tenaris, S.A., Lonestar Steel Company, and a high percentage of imports, primarily from the Far East.

Large diameter pipe is distinguished from other IPSCO line pipe products by its size and the unevenness in demand for this project type business.  Large diameter pipe is used in transporting large amounts of oil and gas across long distances.  Demand for this pipe is generally driven by the need to transmit production from newly developed reserves, the need to meet demand greater than current oil and gas delivery systems can handle, or replacement needs related to existing large diameter lines.

Large diameter pipe product is produced at IPSCO’s Regina facility.  This Western Canadian location has provided IPSCO with a freight advantage in the northern part of the continent but IPSCO is able to compete effectively elsewhere as evidenced by the East Texas Expansion and Cheyenne Plains projects completed in 2004.  Competitors in North America are Stupp Corporation, Berg Steel Pipe Corporation, Oregon Steel Mills Inc. (Camrose) and American Cast Iron Pipe Company or “ACIPCO”.  IPSCO is unique as a large diameter pipe producer as it uses its own coil to produce finished product.

IPSCO’s industrial pipe product is produced at various tubular facilities depending on size and shape.  Hollow structural product in various sizes and shapes is made at the Geneva,

Nebraska; Red Deer, Alberta; and Regina, Saskatchewan facilities.  Most of its facilities are capable of producing standard pipe in various sizes.  IPSCO has a small share of the North American industrial pipe market.

The following chart describes the Company’s products, principal markets and methods of distribution:

Principal Product Groups	Principal Markets	Primary Distribution Methods
Steel Mill Products:
Discrete plate, cut plate and coil	General manufacturing construction, agricultural equipment, oil field equipment, transportation and others	Majority through distributors located throughout North America
Tubular Products:
Large diameter line pipe	Oil, natural gas and water transmission	Predominantly through the Company
Energy tubulars	Oil and natural gas exploration and development	Predominantly through distributors located throughout North America
Non-energy tubulars	Manufacturing, construction and other industrial product uses	Predominantly through distributors located throughout North America

The following chart sets out the approximate percentages for the two most recently completed fiscal years for sales of principal products of the Company:

Principal Product Groups	% of Revenues for 2004	% of Revenues for 2003
Steel Mill Products	62	58
Tubular Products	38	42

Specialized Skill and Knowledge

A company requires certain specialized skills and knowledge in the steel, coil processing and tubular industries in order for it to grow and succeed.  This is particularly important for IPSCO given its integrated steel, coil and tubular product lines.  IPSCO managers have the skills and knowledge required to optimize steel making capacity to meet the demands of each of the IPSCO product lines.  IPSCO promotes these skills through various programs, including the Six Sigma Program, which resulted in the deployment of nine “Black Belts” on numerous projects throughout its steel and tubular facilities.

In addition to its commitment to fostering the skills of management, IPSCO is constantly evaluating new ways to add value to its current product lines, as evidenced by its most recent $3.5 million investment in a state of the art research unit specifically dedicated to accelerating development of the Company’s large diameter capability.  This new Frontier Pipe Research Unit will also be used for research related to other energy tubular products such as casing and tubing for frontier environments and other advanced energy sector steel products.

These IPSCO initiatives reflect the Company’s continued commitment towards the attainment of specialized knowledge and skills, with the objective of ensuring that IPSCO remains in the forefront of its peer group.

Competitive Conditions

Increased global demand for steel and steel inputs was the most significant development in the industry in 2004, specifically with respect to pricing.  China was the world’s leading importer of steel and steel making raw materials during 2004.  The high level of this demand, which increased through 2003 and 2004, drove prices significantly higher for iron ore, coke, scrap, alloys and finished products, including freight costs for transporting these commodities.

Steel industry restructuring continued during 2004, although at a slower pace than in 2003, further constraining supply.  Stelco Inc. filed for bankruptcy protection and the status of its facilities awaits final bankruptcy court determination.  Mittal Steel Company announced plans to acquire ISG, itself a consolidator of U.S. capacity in 2002.  Nucor acquired Tuscaloosa Steel Corp.  We believe that IPSCO will continue to be competitive against these new, combined, and/or restructured operations.

The U.S. dollar weakened against the Euro (8%), the Japanese yen (4%) and the Canadian dollar (7%) during 2004.  The exchange differentials increased the U.S. cost of imported steel from these sources and decreased the price offshore buyers had to pay for U.S. exports.  IPSCO has operations in both the United States and Canada, and uses the U.S. dollar as its reporting currency.  In general, IPSCO benefits modestly from a weaker U.S. dollar.  During 2004, however, the weaker U.S. dollar increased the demand for North American scrap from overseas markets and resulted in higher scrap exports and higher scrap costs for IPSCO and the North American steel industry, generally.  Although imports to the United States were higher in 2004 than in the prior years, the weakened dollar mitigated the impact of this activity.

Demand pressures continued throughout the year generating high and volatile monthly scrap prices.  Scrap prices, which began to increase rapidly in the second half of 2003, continued to rise in 2004.  For example, scrap pricing per ton for Chicago #1 heavy melt was $220 in December of 2004, 36% higher than the prior December.  These large increases in scrap prices led IPSCO to announce raw material surcharges to allow adequate access to raw material and offset any additional margin deterioration due to raw material increases.  Integrated steel producers, who use less scrap per ton than mini-mill producers like IPSCO, were affected to some extent by these increases, and by higher coke and iron ore prices.  Consequently, most steel producers adopted some form of surcharge mechanism in 2004.

As a result of these factors, IPSCO and other steel producers realized pricing for products that exceeded historical highs.  Pricing expanded margin levels for IPSCO to 29% in 2004 from 8% in 2003.  As a result, IPSCO, like most other steel producers in North America, has generated record profits in 2004, as well as significant cash flow.

New Products

The Company, through focused development from its research personnel and development engineers, based on customer and sales force input, is expanding its plate product line to include certain niche or specialty steels to replace commodity grade products.

In 2003, IPSCO formed an alliance with Blastech, Inc., to provide blast and paint processing service for steel plate.  Construction of a new blast and paint facility was completed early in 2004 and the facility began operating in February 2004, increasing the value-added product range for IPSCO’s Mobile plate operations.

In September of 2004, the Company announced construction of a heat treatment facility for the production of quench and tempered (“Q&T”) and normalized plate (collectively, “heat treated plate”) at its Mobile, Alabama facility.  Normalizing operations are scheduled to begin in the fourth quarter of 2005.  Q&T operations are scheduled to begin in the first quarter of 2006.  Heat treated plate is used in manufacturing operations, such as construction equipment, where strength, hardness and toughness are required.

Also in September 2004, a second pipe finishing facility was commissioned at IPSCO’s pipeworks in Red Deer, Alberta.  The new line doubles the Red Deer work’s finishing capacity for energy product, optimizing production and expanding product range.  Additional pipe finishing capacity is being planned.

Components – Sources, Prices and Availability of Raw Materials

The major raw material used in the mini-mill steelmaking process is scrap metal.  The Company’s total annual consumption of iron and steel scrap is approximately 110% of its liquid steel production tonnage.  The price and availability of scrap are subject to several market forces, including global demand (most recently affected by strong demand from China), freight costs and scrap market speculation.  2003 saw unprecedented, unexpected increases in scrap and related freight prices.

During 2004, IPSCO recycled 3.8 million tons of scrap, at an average cost per ton about 67% higher than in 2003.  IPSCO’s General Scrap Partnership and IPSCO Direct Inc., an Alberta scrap collection company, provided 10% of the Company’s overall needs.  The remainder was supplied from other parties.

In 2004, a total of $1.1 billion was spent on major raw materials and consumables for the Company’s three steelworks, up by 78% from the $604 million spent in 2003.  Included in the amount are expenditures for steel scrap, pig iron, alloy materials, carbon electrodes, oxygen, refractories, limestone, natural gas and electricity.

Electricity and natural gas are also important variable costs for IPSCO.  These are procured through different methods, including competitive long-term supply contracts and an active natural gas purchase program designed to reduce exposure to spot price fluctuations through forward-priced physical gas purchases and financial hedging contracts.

Intangible Properties

The Company holds a variety of patents dealing with steelmaking processes and has made application for a variety of patents dealing with casting and rolling mill technology.  The Company’s operations are not dependent to any significant extent on these or any other patent, license or franchise.  Similarly, the Company’s operations are also not dependent upon any single trademark, although certain trademarks are identified with several of the Company’s products, and are important in the marketing and sale of such products.

All of IPSCO’s operating facilities have received ISO 14001 certification of their environmental management systems.

Cycles

The steel industry is highly cyclical in nature and sensitive to general economic conditions.  The financial condition and results of operations of companies in the steel industry are generally affected by macroeconomic fluctuations in the U.S., Canadian and global economies.  The Company’s Canadian energy tubular product lines are very seasonal, with sales strongest during the winter and weakest during spring thaw.

Economic Dependence

The Company’s operations are structured so that the Company is not substantially dependent upon any contract for the sale of its products, the purchase of operating inputs or any franchise or license agreement.

Changes to Contracts

Given the purchase order nature of IPSCO’s sales, it is not expected that IPSCO’s business will be materially affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Employees

As of December 31, 2004, the Company, directly and through its subsidiaries, had approximately 2,500 fulltime employees of whom approximately 1,450 are non-unionized personnel and approximately 930, mainly in Canada, are represented by trade unions.  The Company also has 120 temporary employees.  Additional work was conducted on the Company’s behalf by contractors and consultants on a contract basis.

Foreign Operations

As disclosed above, the Company operates facilities in Canada and the U.S. as a consolidated North American company.  The Company is not dependent upon any foreign operations.

Lending

Neither the Company nor any of its subsidiaries have any lending operations per se.  The Company does from time to time grant loans to non-executive employees who are transferred at the request of the Company.  Such loans generally do not bear interest and are secured by the residence of the employee-borrower.  In compliance with the Sarbanes-Oxley Act of 2002 of the United States Congress the Company ceased making loans of any kind to executive or senior officers.

Bankruptcy, Receivership Proceedings, Etc.

Neither the Company nor any of its subsidiaries are, nor have been, the subject of any bankruptcy, receivership or similar proceedings within the three most recently completed financial years or the current financial year.

Reorganizations

There has not been any material reorganization of the Company or any of its subsidiaries within the three most recently completed financial years or the current financial year or proposed for the current financial year.

RISK FACTORS

IPSCO believes the following principal risks and uncertainties should be taken into consideration by prudent investors.

Industry Competition

The global steel industry remains highly competitive.  IPSCO competes with foreign and domestic steel makers who are now more competitive due to the industry restructuring that has occurred since 2002.  Competition in the industry is not only based on price, quality and ability to meet customers’ product specifications and delivery schedules; steel products must also compete with concrete, plastic, aluminum and other composite materials for many product applications.  The highly competitive nature of the industry may affect our results.

Excess Global Capacity and Unfair Trade

The effect of excess global capacity on North American steel prices remains a significant risk for IPSCO.  Excess global supply of steel has occasionally resulted in surges of steel into North American markets and, in recent years has driven prices to historic lows.

Economic Cycles and Increased Credit Risk

The steel industry is highly cyclical in nature and sensitive to general economic conditions.  While the Company is generally affected by macroeconomic fluctuations in the Canadian, U.S. and global economies, it is particularly sensitive to trends in oil and gas exploration and transmission as well as trends in the construction, agricultural, and heavy equipment industries, which are important markets for our products.  In addition, some of IPSCO’s customers were adversely affected by the recent U.S. economic slowdown, which has resulted in, and which may continue to result in defaults in the payment of accounts receivables owing.  Although the Company uses a variety of techniques to manage this exposure, including thorough credit checks and in some cases requiring security for credit, material losses due to economic downturns and customer defaults are possible.

Weakness in the Oil and Gas Industry and Fewer Large Diameter Pipe Projects

Sales of energy tubular products (including large diameter pipe) represent an important portion of IPSCO’s total sales tonnage.  Energy tubular products (excluding large diameter pipe) business is dependent on the demand for oil and gas which drives the number of active drilling rigs in both Canada and the United States.  The large diameter pipe business is dependent on the existence of large pipeline projects.  During times of lower demand from the oil and gas industry, we endeavor to shift steel production from tubular products towards steel mill products or cut-to-length products.  Prolonged weakness in the oil and gas industry and the existence of fewer large pipe projects in combination with weakened plate demand could adversely affect IPSCO’s operations.

Input Costs

IPSCO’s principal raw material input is scrap metal.  The price and availability of scrap are subject to several market forces, including demand by global steel producers, freight costs and scrap market speculation.  The Company’s operations also require substantial amounts of other inputs, such as alloys, electricity, and natural gas - the price and availability of which are also subject to market forces and government regulation. Significant input cost increases, without a commensurate increase in finished product base selling price or cost increase surcharge, hurts IPSCO’s financial results.  In 2004, IPSCO has effectively neutralized the impact of scrap increases.  Other input increases have been absorbed in margins.  If the Company was unable to receive sufficient inputs on a timely basis, production could be compromised and business results could be negatively affected.

IPSCO currently does not have long-term supply contracts for scrap metal and instead manages scrap cost volatility primarily by using two strategies.  The first is its ownership of the General Scrap Partnership in Canada and the cultivation of close business relationships with major scrap yards and brokers throughout mid-America. The second is to offset scrap charges with scrap surcharges attached to the base price for products.  The scrap surcharge mechanism has been in place since January 1, 2004; however, the continued effectiveness of this mechanism cannot be guaranteed.  To manage the volatility of other input costs, IPSCO has long-term electricity contracts for the Regina, Montpelier and Mobile Steelworks and an active natural gas purchase program designed to reduce its exposure to fluctuations in spot prices through forward-priced physical gas purchases and financial hedging contracts.

Environmental Laws and Regulations

IPSCO is subject to comprehensive and continuously evolving environmental regulation of its operations.  In particular, its Canadian operations could be affected by the Kyoto Protocol, which concerns the reduction of carbon dioxide, methane, and certain other “greenhouse gases” and is set to come into force in 2005, and although the net effect of the Kyoto Protocol is not known at this time, its direct impact on IPSCO is not expected to be material.  Management places a premium on sound environmental practice and compliance.  IPSCO’s environmental management system involves a number of activities including: environmental audits of operations, projects and purchases; maintenance of emergency preparedness and environmental action plans and systems; oversight of programs by the Board of Directors; employee training; and active participation in industry associations and initiatives to manage environmental performance.  All of IPSCO’s operating facilities have received ISO 14001 certification of their environmental management systems.

However, given the ever increasing stringency in environmental regulation and its application to the steel industry, there is a risk that IPSCO may not be in complete compliance with future environmental requirements or that IPSCO will incur future environmental liability that could have a material adverse effect on our operations.

Product Demand, Market Share

Decline in the Canadian and/or U.S. industrial economies could result in reduced demand for IPSCO’s steel products.  IPSCO must achieve and maintain certain sales volumes for the various products manufactured at our facilities for these facilities to be economically viable over the long-term.  A reduction in market demand that results in a reduction of sales of our products could have a material adverse effect on the Company’s earnings.  Management continues to focus on gathering superior market intelligence about customer requirements and product alternatives, supporting its marketing operations and sales personnel with highly trained research and technical experts, and optimizing throughput rates, yields and quality as part of its efforts to increase product demand and maintain satisfactory market share.

Potential Equipment Failure

IPSCO uses a systematic approach to routinely maintain all facilities and equipment. Nonetheless, there is risk of plant equipment failure, either because of maintenance issues or as the result of operational errors.  Any such failure could adversely affect IPSCO.

Labor Activities

About 45% of the Company’s employees are represented by trade unions.  Expiration dates of collective bargaining agreements range between 2006 and 2007.  Future labor negotiations and future union activities at other locations could have an adverse effect on IPSCO.  Similarly, union activities and labor disruptions involving our suppliers could disrupt IPSCO business.

Bankruptcy Laws, Government Subsidies to North American Steel Producers and Diminished Entry and Participation Barriers

The substantial capital costs to construct steelworks, coupled with expensive labor contracts, traditionally posed a barrier to entry into the steel industry.  Recent events, such as the emergence of International Steel Group Inc. prior to its acquisition by Ispat International N.V. (Mittal Steel), or the purchase of Tuscaloosa by Nucor, demonstrate the ability of prospective investors to secure plants and equipment, especially from those in financial distress, for significantly less capital than historically required.  This, combined with the replacement of traditional labor contracts and new technology, could lead to new entrants to the steel industry or the reconstruction of existing participants with more competitive cost structures.

ASSET-BACKED SECURITIES

The Company has no asset-backed securities outstanding that were distributed under a prospectus or otherwise.

DIVIDENDS

IPSCO has paid dividends on its common shares for the last 35 years, through troughs and peaks of each cycle in that period, and continues to maintain this priority.  For the years 2002, 2003, and the three quarters of 2004, the Company paid quarterly dividends of CDN $0.05 per common share.  In October of 2004, IPSCO increased its quarterly dividend level to CDN $0.10 per common share and most recently, in February of 2005, the Company announced that its March 2005 quarterly dividend will be increased to $0.12 per common share.

IPSCO has also paid dividends on its Preferred Shares. For the years 2002, 2003, and the two quarters of 2004, the Company paid quarterly dividends of CDN $0.34375 per preferred share.  Effective May 15, 2004 IPSCO redeemed all issued and outstanding shares at a price of CDN $25.00 per share.  Regular quarterly dividends, accruing to May 15, 2004 were paid on May 14, 2004 to shareholders of record on April 30, 2004.

IPSCO has a common share dividend policy of maintaining a balance between the distribution of profits to shareholders and the need to retain earnings consistent with capital strength and growth in its business.  In the context of this overall policy, IPSCO seeks to create a pattern of stable growth in dividends per common share.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

With the redemption of its Preferred Shares on May 15, 2004, the Company’s Common Shares and Second Preferred Shares remain as its only classes of authorized security.

The holders of the Common Shares of the Company are entitled to dividends if, as and when declared by the Board of Directors of the Company, to one vote per common share at meetings of the shareholders and, upon liquidation, dissolution or winding-up, to receive pro rata the remaining assets of the Company subject to the preference of the holders of the Second Preferred Shares.

The Second Preferred Shares have a preference over the Common Shares and any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of the remaining assets in the event of liquidation, dissolution or winding-up and are non-voting unless otherwise provided with respect to any series of the class.  The Second Preferred Shares are issuable in series and, subject to the provisions of the Canada Business Corporations Act, the provisions of the class generally and the specific provisions of any outstanding series of such class, the Board is authorized to fix the designation, rights, privileges, restrictions and conditions to attach to each such series of Second Preferred Shares.  As of the date hereof, no Second Preferred Shares have been issued.

IPSCO strives to maintain a strong balance sheet and a flexible capital structure.  IPSCO has the ability to, and may elect to, use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt.

IPSCO considers its capital structure as at December 31, 2004 to be:

Consolidated debt (includes Montpelier Lease)*	$545.6 million
Shareholders equity	$1,389.6 million
Total Capitalization	$1,935.2 million

Consolidated debt to total Capitalization	28%
Cash and cash equivalents	$355.1 million
Net Consolidated debt to total Capitalization	10%

*Consolidated debt includes long-term debt (including the current portion) and two items which are considered under Canadian GAAP to be off-balance sheet arrangements.  These are the lease of the meltshop and caster equipment at the Montpelier Steelworks, and certain letters of credit.  The $150 million Montpelier sale and leaseback is considered as debt under U.S. GAAP. The $13.9 million of outstanding letters of credit are considered to be contingencies under both Canadian and U.S. GAAP. These two items are the only material off-balance arrangements which have or are reasonably likely to have, a current or future effect on IPSCO’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Constraints

There are no constraints imposed on the ownership of the Company’s Securities.

Ratings

IPSCO maintains debt ratings with three of North America’s principal rating agencies to comply with various debt covenants.  Moody’s Investor Service assigned a Ba3 senior implied rating in June of 2003 in conjunction with the $200 Million 8¾% Senior Notes discussed above.  This was upgraded to a Ba2 (positive) rating on November 5, 2004. Standard & Poor’s Rating’s Services affirmed its rating of BB+ with a stable outlook in June 2003 and on February 14, 2004 lowered the rating to a BB (stable).  Dominion Bond Rating Service (DBRS) lowered their rating on these debt securities from BBB to BBB (low) with a stable outlook in 2003 and confirmed that rating in March 2005.  DBRS continues to regard IPSCO as investment grade, based in large part on a strong balance sheet and sufficient access to liquidity.

The ratings should not be construed as a recommendation to buy, sell, or hold IPSCO securities.  Ratings may be revised or withdrawn at any time by the rating agencies.  A definition of the categories of each rating has been obtained from the respective rating organization and is set forth in Appendix A.

MARKET FOR SECURITIES

The common shares of the Company are listed for trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) and trade under the symbol “IPS”.  The rights of the holders of common shares of the Company are subject to the provisions of a Shareholder Rights Agreement, dated March 14, 1990, as amended on April 20, 1995, May 2, 2001 and April 29, 2004, between the Company and Computershare Trust Company of Canada.

Trading Price and Volume

The price ranges and volume of common shares of the Company traded on a monthly basis on the TSX and NYSE for the year ended December 31, 2004 is set forth in the table below:

TSX-Trading Price (Canadian dollars) and Volume

Common Shares

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
High	24.65	24.85	25.10	26.99	26.70	30.24	31.75	32.25	35.75	35.86	48.79	59.40
Low	20.05	18.82	23.02	24.35	23.50	25.60	29.00	28.15	32.02	29.44	32.75	42.89
Volume	121,650	258,168	185,577	191,485	140,547	208,814	284,740	147,277	274,983	378,654	386,267	429,910

NYSE-Trading Price and Volume

Common Shares

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
High	19.20	19.18	19.65	20.17	19.17	22.60	24.20	24.60	28.10	28.86	41.05	49.52
Low	15.18	14.20	17.43	18.00	17.00	18.84	21.80	21.41	24.60	23.86	27.25	35.46
Volume	10,010	13,789	16,613	18,276	10,005	15,247	20,823	37,440	54,642	72,361	176,880	308,690

Prior Sales

The Company did not sell any securities during the year ended December 31, 2004 that are not listed or quoted on a marketplace.

ESCROWED SECURITIES

To the Company’s knowledge, none of its securities are held in escrow.

DIRECTORS AND EXECUTIVE OFFICERS

Names, Addresses, Occupations

The following is a list of directors and executive officers of IPSCO as at the date hereof:

Name, Position and Municipality of Residence	Director or Executive Officer Since	Principal Occupations for Past Five Years
Burton M. Joyce Chairman of the Board Penhook, Virginia	1993	Chairman of the Board of Directors of IPSCO Inc. and the retired President, Chief Executive Officer and Director of Terra Industries Inc., a fertilizer and methanol manufacturer.

Michael A. Grandin Director Calgary, Alberta	2003

Dean of the Haskayne School of Business at the University of Calgary; Chairman and Chief Executive Officer and Director of Fording Canadian Coal Trust, an open-ended mutual fund trust, and its operating subsidiary Fording Inc.; former President of PanCanadian Energy Corporation, an oil and gas company; and former Executive Vice President and Chief Financial Officer of Canadian Pacific Limited, an operating conglomerate concentrating on energy, transportation and hotels.

Name, Position and Municipality of Residence	Director or Executive Officer Since	Principal Occupations for Past Five Years
Juanita H. Hinshaw Director Chesterfield, Missouri	2002

Senior Vice President and Chief Financial Officer of Graybar Electric Company, Inc., an employee-owned distributor of electrical, telecommunications and data products; and retired Vice President and Treasurer of Monsanto Company, an agricultural inputs manufacturer.

Jack D. Michaels Director Muscatine, Iowa	2000

Chairman, President and Chief Executive Officer of Snap-on Incorporated, a manufacturer and marketer of tools, diagnostics and equipment; and retired Chairman, Chief Executive Officer and President of HNI Corporation, an office furniture and hearth products manufacturer.

Bernard M. Michel Director Canmore, Alberta	1998

Chairman of Bruce Power Inc., an Ontario nuclear utility; and former Chairman, President and Chief Executive Officer of Cameco Corporation, a uranium exploration, mining and conversion company and gold producer and provider of nuclear generated energy through Bruce Power Inc.

Allan S. Olson Director Spruce Grove, Alberta	1989

President of First Industries Corporation, a privately-held business investment and management company; and former President and Chief Executive Officer of Churchill Corporation, an industrial construction company.

Arthur R. Price Director Calgary, Alberta	1979

Chairman and Chief Executive Officer of Axia NetMedia Corporation, an IP network systems and media solutions company; and former Chief Executive Officer of Husky Oil Ltd., an oil and gas pipeline owner and producer.

Richard G. Sim Director Dublin, Ireland	1994

Retired Chairman, President and Chief Executive Officer of APW Ltd., an integrated electronic enclosure systems company; and former Chairman, President and Chief Executive Officer of Applied Power Inc. (renamed Actuant Corporation in 2000).

Name, Position and Municipality of Residence	Director or Executive Officer Since	Principal Occupations for Past Five Years
David S. Sutherland Director and President and Chief Executive Officer of IPSCO Inc. Naperville, Illinois	2002-Director 1992-Officer

President and Chief Executive Officer of IPSCO Inc. (2002-present); former Executive Vice President and Chief Operating Officer of IPSCO Inc. (2001); and former Vice President and General Manager, Raw Materials and Coil Processing of IPSCO Inc. (1997-2001).

Roger E. Tetrault Director Punta Gorda, Florida	1999	Former member of the NASA Advisory Council; and retired Chairman and Chief Executive Officer of McDermott International, Inc., a worldwide energy services company.

Gordon G. Thiessen, O.C. Director Ottawa, Ontario	2001	Chair of the Canadian Public Accountability Board, a public agency established to oversee the auditors of public companies; and retired Governor of the Bank of Canada.

D. Murray Wallace Director London, Ontario	1974-1982 1991	Chairman of Park Street Capital Corporation; and President of Axia NetMedia Corporation, an IP network systems and media solutions company.

John B. Zaozirny, Q.C. Director Calgary, Alberta	1987

Counsel to McCarthy Tétrault LLP, barristers and solicitors; Vice Chairman of Canaccord Capital Corp., an independent investment dealer; Governor of the Business Council of British Columbia; and former Minister of Energy for the Government of Alberta.

Vicki Avril Senior Vice President and Chief Financial Officer Hinsdale, Illinois	2004

Senior Vice President and Chief Financial Officer of IPSCO Inc. (May 2004-present); Senior Vice President and Chief Financial Officer of Wallace Computer Services Inc. (January 2001-May 2003); and Vice President and Chief Financial Officer for Inland Steel (1998-1999).

David Britten Vice President Corporate Development Naperville, Illinois	1999	Vice President Corporate Development and other executive positions with IPSCO Inc. for the preceding five years.

John Comrie, Q.C. Director of Trade Policy and Communications and Assistant Secretary Naperville, Illinois	1983	Director of Trade Policy and Communications (January 2003-present), Assistant Secretary of IPSCO Inc. effective 2003 to present and Secretary of IPSCO for the preceding five years.

Name, Position and Municipality of Residence	Director or Executive Officer Since	Principal Occupations for Past Five Years
Leslie Lederer Vice President, General Counsel and Corporate Secretary Chicago, Illinois	2005

Vice President, General Counsel and Corporate Secretary (March 2005); Of Counsel to Winston & Strawn LLP (October 2004-February 2005); Director of Port Townsend Paper Company (2004-February 2005); Vice President-Strategic Investments of Smurfit-Stone Container Corporation (1998 to December 2003); and Vice President, Secretary and General Counsel of Stone Container Corporation (1987-1998).

Peter MacPhail Vice President of Primary Operations Regina, Saskatchewan	1996	Vice President of Primary Operations of IPSCO Inc. and other executive positions with IPSCO Inc. for the preceding five years.

Greg Maindonald Vice President, Operations Services Aurora, Illinois	2003	Vice President, Operations Services of IPSCO Inc. and other executive positions with the Company for the preceding five years.

Raymond Rarey Vice President and Chief Human Resources Officer Geneva, Illinois	2000	Vice President and Chief Human Resources Officer of IPSCO Inc. (2000-present) and former Vice President, Human Resources for Berg Electronics Group (1996-1999).

Joseph Russo Senior Vice President and Chief Technical Officer Woodridge, Illinois	1988	Senior Vice President and Chief Technical Officer of IPSCO Inc. and other executive positions with IPSCO Inc. for the preceding five years

John Tulloch Executive Vice President - Steel and Chief Commercial Officer Naperville, Illinois	1986

Executive Vice President - Steel and Chief Commercial Officer, former Senior Vice President and Chief Commercial Officer and Vice President, General Manager, Tubular Products of IPSCO Inc. for the preceding five years.

Directors are elected annually at the Company’s annual general meeting of shareholders.  Each director’s term of office will expire on the date of the 2005 Annual and Special Meeting.

Collective Shareholdings

As a group, the executive officers and directors of the Company beneficially own, directly or indirectly, or exercise control or direction over less than 1% of the outstanding common shares of the Company.

Board Committees

The following is a list of the Committees of the Board of Directors of IPSCO as of the date hereof:

Committee	Members
Management Resources and Compensation Committee	Jack D. Michaels - Chairman Burton M. Joyce Bernard M. Michel Arthur R. Price Roger E. Tetrault Gordon G. Thiessen

Audit Committee	D. Murray Wallace - Chairman Michael A. Grandin Juanita H. Hinshaw Allan S. Olson Richard G. Sim John B. Zaozirny

Governance and Compliance Committee	Burton M. Joyce - Chairman Jack D. Michaels Allan S. Olson Gordon G. Thiessen D. Murray Wallace John B. Zaozirny

Finance Committee	Juanita H. Hinshaw – Chairman Michael A. Grandin Bernard M. Michel Arthur R. Price Richard G. Sim Roger E. Tetrault

Cease Trade Orders and Bankruptcies

None of the directors or officers of the Company, or, to IPSCO’s knowledge, shareholders holding sufficient shares to materially affect the control of the Company is, or within the previous 10 years, has been, a director or officer of any other issuer that, while acting in such capacity, (i) was subject to a cease trade or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such issuer, except for the following:  Mr. M. Grandin was a director of Pegasus Gold Inc. (“Pegasus”) when it filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in January of 1998.  The United States Bankruptcy Court, District of Nevada confirmed the joint liquidating plan of reorganization filed by Pegasus in December 1998 and Pegasus’ successor company emerged from bankruptcy in 1999.  Mr. R. Sim was a director of APW Ltd. (“APW”) when APW filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York in May 2002.  In July 2002, the noted bankruptcy court entered an order confirming APW’s plan of reorganization and APW’s successor corporation emerged from bankruptcy on July 31, 2002.  Mr. R. Tetrault was a director of the Babcock & Wilcox Company (“B&W”) when it filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Louisiana in February 2000.  In December 2002, B&W filed a substantially complete consensual plan of reorganization and settlement agreement with the noted bankruptcy court, which was approved by shareholders and certain personal injury claimants in December 2003.

Penalties or Sanctions

To the knowledge of IPSCO, none of the directors or officers of the Company, or, shareholders holding sufficient shares to materially affect the control of the Company, has been subject to (i) any penalties or sanctions proposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors or executive officers of the Company, or, to IPSCO’s knowledge, shareholders holding sufficient shares to materially affect the control of the Company, or a personal holding company of any such persons, has become, within the previous 10 years of this Annual Information Form, bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officers.

Conflicts of Interest

To IPSCO’s knowledge, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

PROMOTERS

The Company has not retained a promoter for either itself or its subsidiaries within the three most recently completed financial years.

LEGAL PROCEEDINGS

To the Company’s knowledge IPSCO is not a party, nor is any of its property the subject of any legal proceedings, or contemplated legal proceedings, that involve a claim for damages where the amount involved, exclusive of interest and costs, exceeds ten percent of the Company’s current assets.

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

To the knowledge of IPSCO, no director or executive officer of the Company, or any of their associates, has any material interest, directly or indirectly, in any transaction within the three most recently completed financial year that has materially affected or will materially affect IPSCO.

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada

Suite 600, 530 8th Ave. S.W.

Calgary, Alberta, Canada

T2P 3S8

1-800-663-9097

Computershare Trust Company Inc.

88 Pine Plaza, 19th Floor

New York, New York 10005

1-800-663-9097

INTERESTS OF EXPERTS

Ernst & Young LLP is the external auditor that prepared the Auditors’ Reports to Shareholders–Report on financial statements under Canadian generally accepted auditing standards.

Other than with respect to external auditing services, in 2004, the Company did not retain the services of an expert to prepare or certify a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102.

AUDIT COMMITTEE

The roles and responsibilities of IPSCO’s Audit Committee are specifically defined in the Audit Committee Charter set out in Appendix B to this Annual Information Form, and includes determining the appointment, compensation and oversight of the Company’s independent public accountants; reviewing with the independent public accounts the financial statements and their accompanying report; pre-approval policies and reviewing the Company’s system of internal controls and the adequacy of the internal audit program.

All Audit Committee members are independent and financially literate.  In addition, the Company’s Board of Directors has determined that the Committee has more than one member who meets the qualifications of an “audit committee financial expert” as the term is defined by the rules of the U.S. Securities and Exchange Commission (“SEC”).  Mr. D. Murray Wallace serves as the Chairman of the Audit Committee and for purposes of compliance with SEC rules has been named as the Company’s audit committee financial expert.

Each member of the Audit Committee currently is, or has previously been engaged in preparing, auditing, analyzing or evaluating financial statements.

Further detail on the education and experience of each Audit Committee Member is set out below.

Mr. D. Murray Wallace, Committee Chairman

Mr. Wallace is the Chairman of Park Street Capital Corporation.  He also serves as the President of Axia NetMedia Corporation.  Prior to this, Mr. Wallace was the President and Chief Financial Officer of Avco Financial Services Canada Ltd.  He served as a long time member of the senior management team of Trylon Financial Corporation, undertaking assignments on behalf of Royal Trustco, Wellington Insurance and Royal Trust Retail.  In addition to his directorship with IPSCO, Mr. Wallace serves on the Board of Directors for Crown Life Insurance and Western Surety Co.  Mr. Wallace received a B.Comm. (with distinction) from the University of

Saskatchewan in 1967 and a Chartered Accounting (CA) designation in 1970 while articling with the Office of the Provincial Auditor in Saskatchewan.

Mr. Michael Grandin

Mr. Grandin is the dean of the Haskayne School of Business at the University of Calgary.  He also serves as Chairman and Chief Executive Officer and Director of Fording Canadian Coal Trust.  Prior to his appointment with Fording, Mr. Grandin was the President of PanCanadian Energy Corporation (2001-2002) and Chief Financial Officer (1990-1994).  Mr. Grandin served as the Chief Financial Officer for Canadian Pacific Limited from 1997 to 2001.  He was Vice Chairman at Midland Walwyn Capital Inc. from 1996 to 1997, Chief Financial Officer of Pan Canadian Petroleum Ltd. (1990-1996) and Managing Director of Scotia Capital (1986-1990).  Mr. Grandin received a Masters of Business Administration from Harvard Business School in 1978.  He also received a B.Sc. in Civil Engineering from the University of Alberta in 1966.  Mr. Grandin is also a director of Encana Corporation, Fording Coal Limited, Enerflex Systems Ltd., Pengrowth Corporation and BMS Split Corp.

Ms. Juanita Hinshaw

Ms. Hinshaw is the Senior Vice President and Chief Financial Officer of Graybar Electric Company, Inc.  Prior to joining Graybar, she served as Vice President and Treasurer of Monsanto Company from 1988 to 1999.  From 1980 to 1984, Ms. Hinshaw served as Manager, International Banking and foreign exchange for R.J. Reynolds Industries, Inc. and held various positions, including Manager, Cash Management for Burlington Industries, Inc. from 1969 to 1980.  Ms. Hinshaw received a Bachelor of Science in Economics and Business Administration, from the University of North Carolina in 1972 and an A.B., Junior Accounting also from the University from North Carolina in 1967.  Ms. Hinshaw also serves as a Director of Graybar Electric Company, Inc., Insituform Technologies, Inc. and The Williams Companies, Inc.

Mr. Allan S. Olson

Mr. Olson is President of First Industries Corporation, a privately-held business investment and management company.  Prior to joining First Industries, Mr. Olson served as the President and Chief Executive Officer of Churchill Corporation, an industrial construction company.  Mr. Olson received a Bachelors of Science in Civil Engineering from the University of Alberta in 1963.  He received a Master of Business Administration in 1965 from the University of Western Ontario.  Mr. Olson also serves on the Board of Directors for Brookfield Properties Corporation and Summit REIT, one of Canada’s largest real estate investment trusts.

Mr. Richard Sim

Mr. Sim served as the Chairman, President and Chief Executive Officer of APW Ltd., an integrated electronic enclosure systems company created by a spinout from Applied Power Inc. in 2002, from 2000 to 2003.  Prior to this appointment, Mr. Sim was Chairman, President and Chief Executive Officer of Applied Power Inc. (1987-2000).  Mr. Sim received a B.Sc. in Mechanical Engineering from the University of Glasgow in 1965 and a Ph.D. from the University of Cambridge in 1968.  Mr. Sim is also a director of Oshkosh Truck Corporation and acts as Chairman of Oshkosh’s Audit Committee.

Mr. John Zaozirny

Mr. Zaozirny is Counsel to McCarthy Tetrault LLP and Vice Chairman of Canaccord Capital Corporation.  He is a director and a strategic advisor to a number of public and private corporations as well as Governor of the Business Council of British Columbia.  He served as Alberta’s Minister of Energy and Natural Resources (1982-1986).  Mr. Zaozirny received a B.Comm from the University of Calgary in 1969 and a LL.B. from the University of British Columbia in 1972.  He earned a LL.M. at the University of London in 1973.

Pre-Approval Policy

IPSCO’s “Pre-Approval of External Auditor Services” policy (the “Policy”) describes the conditions upon which IPSCO may engage its external auditors for audit, audit-related, tax and other non-audit services.  The Policy is reviewed and approved annually by IPSCO’s Audit Committee.  All services provided by the external auditor (and related fees) must be pre-approved by the Audit Committee prior to engagement.  With respect to audit services, in the normal course, the Chief Financial Officer (the “CFO”) will annually present proposed audit services and audit-related services to the Audit Committee.  Similarly, the CFO may annually present proposed, permissible non-audit services for approval to the Audit Committee.  Once the Audit Committee has formally approved the proposed annual audit, audit-related and permissible non-audit fees, the Audit Committee must further approve any increase to such fees.  Except as expressly permitted by the SEC’s rules regarding auditor independence, IPSCO will not engage the auditor to provide non-audit services in the form of bookkeeping or other services relating to the accounting records or financial statements of IPSCO; financial information systems design and implementation; appraisal evaluation services, fairness opinions or contribution-in-kind reports; actuarial services; internal auditing outsourcing services; management functions or human resources; broker or dealer, investment adviser or investment banking services; legal services and expert services unrelated to the audit; or any other services that the United States Public Company Accounting Oversight Board determines, by regulation, is impermissible.

Management is required to track total audit and non-audit service expenditures.  IPSCO’s internal audit function provides semi-annual reports to the Audit Committee that summarize the total budgeted audit fees, detail permissible non-audit services over US$5,000 and note the total expenditures for permissible non-audit services.

The Chair of the Audit Committee has the authority to pre-approve audit, audit-related and non-audit services, other than the annual audit fee, on the Audit Committee’s behalf.  All pre-approvals made by the Chair are presented to the Audit Committee at its next meeting for ratification.

External Auditor Service Fees (By Category)

The aggregate fees billed for professional services rendered by E&Y LLP for the year ended December 31, 2004, and for the year ended December 31, 2003, are set out below:

	Fiscal 2004	Fiscal 2003
Audit Fees(1)	$762,000	$925,600
Audit-Related Fees(2)	$66,600	$83,500
Tax Fees(3)	$110,500	$381,900
All Other Fees	$0	$0

(1)These amounts relate to the audit of IPSCO’s annual financial statements and services normally provided by the principal auditor in connection with IPSCO’s statutory and regulatory filings.

(2)These amounts primarily relate to fees paid for assurance and related services primarily for the audit of IPSCO’s employee benefit plans, as well as IPSCO’s Sarbanes-Oxley Act Section 404 Compliance Project.

(3)Tax fees primarily relate to fees paid in connection with tax compliance services.

ADDITIONAL INFORMATION

Additional information relating to IPSCO may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Further information, including particulars of directors’

and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Management Proxy Circular of the Company for the Annual and Special Meeting of the Shareholders of the Company to be held on Thursday, April 28, 2005.  Additional financial information is provided in the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2004.

The Company will provide to any person, on request to the Secretary of the Company:

(a)                                  when the Company’s securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus:

(i)                                   one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

(ii)                                one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company’s auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for the period after the end of the most recently completed financial year;

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

Copies of these documents may be found on the Company’s website (www.ipsco.com) or by contacting:

Mr. John Comrie, Q.C.
Director of Trade Policy and Communications, and Assistant Secretary
650 Warrenville Road, Suite 500
Lisle, Illinois 60532

Telephone:	(630) 810-4800
Facsimilie:	(630) 810-4602
E-mail:	jcomrie@ipsco.com

APPENDIX A

Ratings Definitions

Dominion Bond Rating Service (“DBRS”)

200 King Street West, Suite 1304

Toronto, Ontario, M5H 3T4 Canada

http://www.dbrs.com

8 3/4% Senior Notes (Unsecured Debentures)	Rating: BBB (low)	Date: March 15, 2005

Long-term debt rated BBB is of adequate credit quality.  Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

Moody’s Investors Service

99 Church Street

New York, New York, U.S.A. 10007

http://www.moodys.com

8 3/4% Senior Notes (Unsecured Debentures)	Rating: Ba2 (positive)	Date: November 5, 2004

Long-term obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa.  The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Standard & Poor’s (“S&P”), a division of the McGraw-Hill Companies, Inc.

55 Water Street

New York, New York, U.S.A. 10041

http://standardandpoors.com

Organization Credit Rating	Rating: BB/Stable	Date: February 24, 2004

7.8% Debenture due December 1, 2006	Rating: BB	Date: February 24, 2004

7.32% Senior Notes, Series B due April 1, 2009	Rating: BB	Date: February 24, 2004

8.75% Senior Notes due June 1, 2013	Rating: BB	Date: February 24, 2004

An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues.  However, it faces major ongoing certainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.  Stable means that the rating is not likely to change.

Appendix A

APPENDIX B

Audit Committee Charter

I.                                         Organization of the Audit Committee

The Audit Committee shall be comprised of three or more directors, one of whom shall serve as the Chair of the Committee, as determined by the Board of Directors (“Board”).  Each Committee member shall satisfy the independence, financial literacy and experience requirements of all applicable regulatory requirements, as such qualifications are interpreted by the Board in the exercise of its sound business judgment.

The Audit Committee may form and delegate authority to subcommittees when appropriate.

II.                                     Purpose of the Audit Committee

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to (a) the integrity of the financial statements and other financial information provided by the Corporation to its shareholders, the public and others, (b) the qualifications and independence of the external auditors, (c) the performance of the Corporation’s internal audit function and external auditors and (d) the adequacy of the Corporation’s internal controls.

Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight.  The members of the Audit Committee are not full-time employees of the Corporation and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity.  Consequently, it is not the duty of either the Audit Committee as a whole or any individual member thereof to conduct audits or investigations or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with either generally accepted accounting principles, any applicable rules and regulations, or the Company’s corporate policies and procedures.  These are the responsibilities of management and the external auditors.

III.                                 Meetings of the Audit Committee

The Audit Committee shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall not be less than once in each quarter.  As part of its job to foster open communication, the Audit Committee shall meet periodically with management, the internal audit function and the external auditors (and, if appropriate, internal or external legal counsel) in separate sessions to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately.

The Chair, or in his or her absence another member of the Audit Committee, will preside at each meeting of the Audit Committee and, in consultation with the other members of the Audit Committee, shall set the date and length of each meeting and the agenda of items to be addressed.

IV.                                Duties and Responsibilities of the Audit Committee

The Audit Committee shall have the following specific duties and responsibilities:

Appendix B-1

A.                                    With Respect to External Auditors

1.                                       To have the sole authority and to be directly responsible for the appointment (subject to any required shareholder approvals), retention, compensation, and oversight of the work of the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.  Such responsibility shall include  (a) the review with the external auditors of any audit problems or difficulties and management’s response thereto and (b) the resolution of disagreements between management and the external auditors regarding financial reporting.  The Audit Committee shall consult with management but shall not delegate these responsibilities.

2.                                       To have the sole authority to review in advance, and grant any appropriate pre-approvals, of (a) all auditing services to be provided by the external auditors and (b) all non-audit services to be provided by the external auditors, as permitted by applicable law, and in connection therewith, to approve all related fees and other terms of engagement.  The Audit Committee shall also review and approve public disclosures in respect of such non-audit services that, under applicable law, are required to be set forth in periodic reports or other public filings or submissions.

3.                                       To review on an annual basis the performance of the external auditors.

4.                                       To obtain and review at least annually a report from the external auditors describing (a) the external auditors’ internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues, and (c) all relationships between the external auditors and the Corporation.

5.                                       To discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors and to satisfy itself as to the external auditors’ independence.

6.                                       To confirm that the lead audit partner and the audit partner responsible for reviewing the audit have not performed audit services for the Corporation for more than the five previous fiscal years.

7.                                       To review all reports required by Section 10A of the U.S. Securities Exchange Act (and any other applicable law) to be submitted to the Audit Committee by the external auditors.

8.                                       To review, based upon the recommendation of the external auditors and the internal audit function, the scope and plan of the work to be done by the external auditors for each upcoming year, including the proposed fees for such work.

Appendix B-2

B.                                    With Respect to the Annual Financial Statements, the MD&A and the AIF

1.                                       To review and discuss with management, the internal audit function and the external auditors the Corporation’s annual audited financial statements, including disclosures made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and to obtain an explanation from management of all significant variances between comparative reporting periods.

2.                                       To recommend to the Board, if appropriate, that the Corporation’s annual audited financial statements be included in (a) the Corporation’s Annual Information Form for filing with the Canadian securities commissions and (b) its annual report on Form 40-F for filing with the U.S. Securities and Exchange Commission.

3.                                       To prepare any reports required of the Audit Committee by applicable securities laws or stock exchange listing requirements or rules.

C.                                    With Respect to Interim Financial Statements

1.                                       To review and discuss with management, the internal audit function, and the external auditors (a) the Corporation’s quarterly financial statements, including disclosures made in “Management’s Discussion and Analysis” and (b) the external auditors’ review of the quarterly financial statements.  Such review and discussion shall be made prior to the submission of the quarterly financial statements to shareholders, regulatory authorities or the public.

2.                                       To approve the Corporation’s quarterly unaudited financial statements and quarterly disclosures made in Management’s Discussion and Analysis for filing with the Canadian securities commissions and the U.S. Securities and Exchange Commission.

D.                                    With Respect to Annual Reviews

1.                                       To obtain and review an annual report from management relating to the accounting principles used in the preparation of the Corporation’s financial statements, including those policies for which management is required to exercise discretion or judgment regarding the implementation thereof.

E.                                      With Respect to Periodic Reviews

1.                                       To review with each of management, the external auditors, and the internal audit function (a) any significant disagreement between management and the external auditors or the internal audit function in connection with the preparation of the draft periodic financial statements, (b) any problems or difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management’s response to each.

2.                                       To discuss periodically with the external auditors, without management being present, (a) their judgments about the quality and appropriateness of the Corporation’s accounting principles and financial disclosure

Appendix B-3

practices as applied in the Corporation’s financial reporting and (b) the completeness and accuracy of the Corporation’s financial statements.

3.                                       To consider and approve, if appropriate, significant changes to the Corporation’s accounting principles and financial disclosure practices as suggested by the external auditors, management or the internal auditors, and to review with the independent auditors, management and the internal auditors, at appropriate intervals, the extent to which any changes or improvements in accounting or financial practices, as approved by the Audit Committee, have been implemented.

4.                                       To review and discuss with management, the internal audit function, the external auditors, and, if appropriate, the Corporation’s internal or external legal counsel, any legal, regulatory, accounting standard or compliance matters that could have a significant impact on the Corporation’s financial statements.

F.                                      With Respect to Discussions with Management

1.                                       To review and discuss with management the Corporation’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

2.                                       To review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Corporation with unconsolidated entities or other persons, that may have a material current or future effect on the Corporation’s financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

3.                                       To review and discuss with management the Corporation’s major risk exposures and the steps management has taken to monitor, control and manage such exposures, and to identify and assess the adequacy of policies and guidelines designed by management to address risk assessment and risk management.

4.                                       The Committee will review periodically with the Company’s General Counsel all legal and regulatory matters which may have a material effect on the Corporation’s financial statements.

G.                                    With Respect to the Internal Audit Function and Internal Controls

1.                                       To review, based upon the recommendation of the external auditors and the internal audit function, the scope and plan of the work to be done by the internal auditor.

2.                                       To review (a) reports of the internal auditor that have been submitted to the Audit Committee, (b) any management response thereto and (c) any subsequent follow-up to material weaknesses identified in (a) or (b).

3.                                       To review and consult with management with respect to the appointment and replacement of the Corporation’s internal auditors, and to review on an annual basis the performance of the internal audit function.

Appendix B-4

4.                                       To review in consultation with the external auditors and the internal audit function the adequacy of the Corporation’s internal control structure and procedures, and to discuss the responsibilities, budget and staffing needs of the internal audit function.

5.                                       To establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

6.                                       To review (a) the internal control report required by applicable law to be prepared by management, including management’s assessment of the effectiveness of the Corporation’s internal control structure and procedures for financial reporting and (b) the external auditors’ attestation, and report, on the assessment made by management.

H.                                    With Respect to Other Matters

1.                                       To review and approve (a) any change or waiver in the Corporation’s Code of Business Conduct for officers and directors and (b) any public disclosure regarding such change or waiver.

2.                                       To establish a policy addressing the Corporation’s hiring of employees or former employees of the external auditors who are or were engaged on the Corporation’s account.

3.                                       To review the appointments of the Chief Financial Officer and other key financial executives from time to time involved in the financial reporting process.

4.                                       To review and reassess the adequacy of this Charter annually and recommend to the Board any changes considered appropriate by the Audit Committee.

5.                                       To review the performance of the Audit Committee annually.

6.                                       To report regularly to the Board on such matters as the Audit Committee considers appropriate.

7.                                       To perform any other activities consistent with this Charter, the Corporation’s by-laws and governing law, as the Audit Committee or the Board deems necessary or appropriate.

8.                                       Although the Audit Committee is not required to conduct audits or investigations, it retains the discretion to do so if it deems it appropriate.  Such discretionary audits or investigations may be performed directly by one or more members of the Audit Committee or indirectly through outside consultants or members of management.

9.                                       Receive reports from time to time from the Chairman of the Management Disclosure Committee on Committee meetings and the CEO/CFO certification process.

Appendix B-5

V.                                    Outside Advisors

The Audit Committee shall have the authority to retain independent accounting, legal, and other consultants to advise the Audit Committee, as it determines necessary to carry out its duties The Audit Committee may request any officer or employee of the Corporation, or the Corporation’s internal or external legal counsel or its external auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall determine the extent of funding necessary for payment of compensation to the external auditors for the purpose of rendering or issuing the annual audit report or performing other audit, review or attest services and to any independent accounting, legal and other consultants retained to advise the Audit Committee or to conduct investigations or audits and once determined, such funds, including any ordinary administrative expenses that are necessary or appropriate in carrying out the Audit Committee duties, shall be made available by the Corporation.

Appendix B-6

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of IPSCO Inc., and all information in this report, were prepared by management, which is responsible for its integrity and objectivity.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include some estimates based upon management’s judgments. The significant accounting policies, which management believes appropriate for the Company, are described in Note 2 to the Consolidated Financial Statements. Financial and operating data presented elsewhere in the annual report are consistent with the information contained in the financial statements.

The integrity and reliability of IPSCO’s reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and an appropriate division of responsibilities. Internal accounting controls are continually monitored by an internal audit staff through ongoing reviews and comprehensive audit programs. IPSCO regularly communicates throughout the organization the requirement for employees to maintain high ethical standards in their conduct of the Company’s affairs.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility principally through the Audit Committee of the Board. The Board of Directors annually appoints this Audit Committee which is comprised of directors who are neither employees of IPSCO nor of companies affiliated with the Company. This Committee meets regularly with management, the head of the internal audit department, and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the Audit Committee. Following its review of the financial statements and annual report and discussions with the shareholders’ auditors, the Audit Committee reports to the Board of Directors prior to the Board’s approval of the financial statements and annual report. The Audit Committee recommends the appointment of the Company’s external auditors, who are appointed by the Company’s shareholders at its annual meeting.

Ernst & Young LLP, the shareholders’ auditors, have performed an independent audit in accordance with Canadian generally accepted auditing standards and have attested to the fairness, in all material respects, of the presentation of the financial statements. Their report follows.

/s/ David Sutherland	/s/ Vicki L. Avril
David Sutherland
President and Chief Executive Officer
January 28, 2005

Auditors’ Report

To the Shareholders of IPSCO Inc.

We have audited the consolidated statements of financial position of IPSCO Inc. as of December 31, 2004 and 2003 and the consolidated statements of income,  shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As described in Note 3 to the Consolidated Financial Statements, effective April 1, 2004, the Company changed its method of accounting for the costs of major overhauls and repairs.

/s/ Ernst & Young LLP
Chicago, Illinois
January 28, 2005

Financial Statements

IPSCO Inc. Consolidated Statements of Financial Position

As of December 31 (thousands of U.S. dollars)

	2004	2003
		(restated)
Current Assets
Cash and cash equivalents	$355,077	$131,567
Accounts receivable
Trade, less allowances	325,246	168,956
Other, including current portion of mortgages receivable	13,344	8,969
Income taxes recoverable	—	33,054
Inventories (Note 4)	434,526	286,159
Prepaid expenses	8,212	2,833
Future income taxes (Note 5)	45,210	17,764
	1,181,615	649,302
Non-Current Assets
Capital assets (Note 6)	1,075,512	1,109,418
Mortgages receivable (Note 7)	14,243	10,882
Deferred financing costs, less amortization	7,336	8,107
Deferred pension asset (Note 8)	16,181	3,964
Future income taxes (Note 5)	54,034	149,430
	1,167,306	1,281,801
Total Assets	$2,348,921	$1,931,103
Current Liabilities
Accounts payable and accrued charges	$196,610	$143,216
Accrued payroll and related liabilities	39,130	15,624
Income taxes payable	90,656	—
Current portion of long-term debt (Note 9)	14,286	34,286
Other current liabilities	4,168	5,055
	344,850	198,181
Long-Term Liabilities
Long-term debt (Note 9)	393,053	401,244
Future income taxes (Note 5)	221,381	182,864
	614,434	584,108
Shareholders’ Equity
Preferred shares (Note 10)	—	98,695
Common shares (Note 11)	385,582	354,095
Subordinated Notes (Note 14)	—	104,250
Retained earnings (Note 15)	923,530	502,174
Cumulative translation adjustment	80,525	89,600
	1,389,637	1,148,814
Total Liabilities and Shareholders’ Equity	$2,348,921	$1,931,103

Commitments and contingencies (Notes 20 & 23)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Burton Joyce	/s/ David Sutherland
Burton Joyce, Director	David Sutherland, Director

IPSCO Inc. Consolidated Statements of Income

Years ended December 31 (thousands of U.S. dollars except per share data)

	2004	2003	2002
		(restated)	(restated)
Sales	$2,452,675	$1,294,566	$1,081,709
Cost of sales
Manufacturing and raw material	1,660,009	1,122,625	926,920
Amortization of capital assets	77,161	61,138	51,049
	1,737,170	1,183,763	977,969
Gross income	715,505	110,803	103,740
Selling, research and administration	61,467	54,683	51,358
Operating income	654,038	56,120	52,382
Other expenses (income)
Interest on long-term debt (Note 9)	35,285	30,583	23,821
Other interest (income) expense, net	(3,469)	(1,625)	174
Foreign exchange (gain) loss	(2,749)	(5,170)	938
Gain on sale of assets held for sale (Note 7)	(4,925)	—	(6,464)
Other	—	(720)	—
Income before income taxes	629,896	33,052	33,913
Income taxes (Note 5)	191,286	16,467	12,213
Net Income	438,610	16,585	21,700

Dividends on preferred shares, including part VI.I tax (Note 10)	2,461	6,304	5,608
Interest on Subordinated Notes, net of income tax (Note 14)	5,257	5,771	5,771
Net Income Available to Common Shareholders	$430,892	$4,510	$10,321

Earnings Per Common Share
Basic (Note 16)	$8.92	$0.09	$0.22
Diluted (Note 16)	$8.24	$0.09	$0.22

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Shareholders’ Equity

Years Ended December 31 (thousands of U.S. dollars)

							Cumulative
	Preferred Shares		Common Shares		Subordinated	Retained	Translation
	Number	Amount	Number	Amount	Notes	Earnings	Adjustment	Total
						(restated)	(restated)
Balance January 1, 2002	6,000,000	$98,545	40,843,536	$256,163	$104,250	$491,777	$34,803	$985,538
Cumulative effect of change in accounting policy (Note 3)						8,606	—	8,606
As adjusted	6,000,000	98,545	40,843,536	256,163	104,250	500,383	34,803	994,144
Net income	—	—	—	—	—	21,700	—	21,700
Dividends on preferred shares, including part VI.I tax	—	—	—	—	—	(5,608)	—	(5,608)
Interest on Subordinated Notes, net of income tax	—	—	—	—	—	(5,771)	—	(5,771)
Dividends on common shares	—	—	—	—	—	(6,078)	—	(6,078)
Issue of common shares	—	—	6,823,951	95,148	—	—	—	95,148
Foreign currency translation adjustment	—	—	—	—	—	—	3,980	3,980
Other	—	8	—	—	—	—	—	8

Balance as of December 31, 2002	6,000,000	98,553	47,667,487	351,311	104,250	504,626	38,783	1,097,523
Net income	—	—	—	—	—	16,585	—	16,585
Dividends on preferred shares, including part VI.I tax	—	—	—	—	—	(6,304)	—	(6,304)
Interest on Subordinated Notes, net of income tax	—	—	—	—	—	(5,771)	—	(5,771)
Dividends on common shares	—	—	—	—	—	(6,962)	—	(6,962)
Issue of common shares	—	—	273,420	2,784	—	—	—	2,784
Foreign currency translation adjustment	—	—	—	—	—	—	50,817	50,817
Other	—	142	—	—	—	—	—	142

Balance as of December 31, 2003	6,000,000	98,695	47,940,907	354,095	104,250	502,174	89,600	1,148,814
Net income	—	—	—	—	—	438,610	—	438,610
Dividends on preferred shares, including part VI.I tax	—	—	—	—	—	(2,461)	—	(2,461)
Interest on Subordinated Notes, net of income tax	—	—	—	—	—	(5,257)	—	(5,257)
Dividends on common shares	—	—	—	—	—	(9,536)	—	(9,536)
Issue of common shares	—	—	1,796,273	31,487	—	—	—	31,487
Redemption of preferred shares	(6,000,000)	(98,695)	—	—	—	—	—	(98,695)
Redemption of Subordinated Notes	—	—	—	—	(104,250)	—	—	(104,250)
Foreign currency translation adjustment	—	—	—	—	—	—	(9,075)	(9,075)
Balance as of December 31, 2004	—	$—	49,737,180	$385,582	$—	$923,530	$80,525	$1,389,637

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Cash Flows

Years Ended December 31 (thousands of U.S. dollars)

	2004	2003	2002
		(restated)	(restated)
Cash derived from (applied to)
Operating activities
Working capital provided by operations
Net income	$438,610	$16,585	$21,700
Amortization of capital assets	77,161	61,138	51,049
Amortization of deferred charges	1,291	1,216	813
Stock based compensation	1,123	305	61
Change in deferred pension asset	(11,574)	638	(4,168)
Future income taxes	96,701	29,488	11,785
Gain on sale of assets held for sale	(4,925)	—	(6,464)
	598,387	109,370	74,776
Change in non-cash operating working capital
Trade receivables	(146,191)	(23,185)	(28,651)
Other receivables	(5,017)	(20,251)	(7,494)
Income taxes recoverable	33,054	—	—
Inventories	(137,446)	(9,035)	(16,016)
Prepaid expenses	(5,114)	264	(816)
Accounts payable and accrued charges	47,114	51,638	(10,503)
Accrued payroll and related liabilities	23,506	469	(1,540)
Income and other taxes payable	91,126	2,730	619
Other current liabilities	(887)	(12,443)	2,216
	(99,855)	(9,813)	(62,185)
	497,409	99,252	12,530
Financing activities
Proceeds from issuance of common shares pursuant to share option plan	30,364	2,581	2,953
Proceeds from issuance of common shares, net of issue costs (Note 11)	—	—	90,670
Common share dividends	(9,536)	(6,962)	(6,078)
Preferred share dividends	(3,053)	(5,902)	(5,254)
Subordinated Notes interest	(11,994)	(8,500)	(8,500)
Redemption of preferred shares	(108,996)	—	—
Redemption of Subordinated Notes	(100,000)	—	—
Proceeds from issuance of long-term debt (Note 9)	—	264,114	83,300
Repayment of long-term debt (Note 9)	(34,286)	(225,586)	(114,400)
	(237,501)	19,745	42,691

Investing activities
Expenditures for capital assets (Note 17)	(29,068)	(13,528)	(34,211)
Proceeds from sale of assets held for sale (Note 7)	4,759	1,022	1,466
Proceeds from (issuance of) mortgages receivable, net	(2,983)	2,174	—
Investments (Note 18)	—	(2,171)	(1,706)
	(27,292)	(12,503)	(34,451)
Effect of exchange rate changes on cash and cash equivalents	(10,229)	1,909	(464)
Increase in cash and cash equivalents	223,510	108,708	20,367
Cash and cash equivalents at beginning of year	131,567	22,859	2,492
Cash and cash equivalents at end of year	$355,077	$131,567	$22,859

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

IPSCO Inc. Notes to Consolidated Financial Statements

For the Years Ended December 31 (thousands of U.S. dollars except per share data)

1                 Nature of Operations

IPSCO Inc. is a producer of steel products. The Company’s products are sold primarily in the United States and Canada.

The Company currently employs approximately 2,500 people, of whom approximately 62% are non-unionized personnel and approximately 38% are represented by trade unions. The Company is a party to separate collective bargaining agreements with a term to July 31, 2006 with locals of the United Steelworkers of America (USWA) which represent unionized employees in Regina and Calgary. These employees account for approximately 82% of the Company’s unionized employees.

In 2004, 2003 and 2002, no individual customer accounted for 10% or more of sales. At December 31, 2004 and 2003, no customer represented 10% or more of the accounts receivable balance.

2                 Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian GAAP, and include certain estimates based on management’s judgments. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates. The accounting policies followed by the Company also conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 22.

Reporting currency

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

The change in the cumulative translation adjustment results primarily from fluctuations of the Canadian dollar against the U.S. dollar.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and the Company’s proportionate interest of investment in a jointly controlled enterprise. Significant inter-company balances and transactions are eliminated on consolidation.

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

Amortization is provided on the straight-line basis at the following annual rates:

Buildings	4%
Machinery and Equipment	5% to 33%

Effective January 1, 2004, the Company changed its estimate of the useful life of certain major machinery and equipment from 25 to 20 years. This change has been applied prospectively, and resulted in an increase to 2004 depreciation expense of $15,144 ($0.21 per basic share and $0.19 per diluted share).

Amortization is provided on all assets acquired as they come into production. In 2002, the units-of-production method was used until a substantial level of production was sustained at the Mobile Steelworks.

Deferring financing costs

Financing costs relating to long-term debt are deferred and amortized into interest expense over the term of the related debt.

Pension expense and deferred pension balance

The cost of pension benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, terminations, and retirement ages of plan members. Plan assets are valued at fair value for the purpose of determining the expected return on plan assets. Adjustments for plan amendments are charged to operations over the expected average remaining service life of the employee group which is approximately 12 years. Actuarial gains and losses arise from changes in assumptions and differences between assumptions and the actual experience of the pension plans. The excess of accumulated actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is also charged to operations over the expected average remaining service life of the employee group. The costs of pension benefits for defined contribution plans are charged to operations as contributions are earned.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents

The carrying value of cash and cash equivalents approximates its fair value.

Mortgages receivable

The fair value of mortgages receivable has been estimated based on current rates for similar instruments with similar maturities. At December 31, 2004, the estimated fair value of mortgages receivable is $16,986 (2003 - $12,053).

Long-term debt

The fair value of the Company’s long-term debt has been estimated based on current market prices. Where no market price is available, an estimate based on current rates for similar instruments with similar maturities has been used to approximate fair value.

Natural gas hedge

The Company utilizes fixed price physical delivery contracts and hedge contracts to manage the variability of the cost of purchasing natural gas. The Company has designated as cash flow hedge instruments certain agreements matched against variable price forecasted natural gas purchases through December 31, 2007. The instruments will reduce or increase costs as the underlying physical transaction occurs. As of December 31, 2004, the unrealized gain under the agreements was $1,546. The unrealized loss for 2003 and 2002 was $44 and $78, respectively.

Foreign currency hedge

In 2003, the Company entered into a series of foreign exchange forward contracts to manage its exposure to fluctuations in the relationship between the Canadian and U.S. dollars on certain sales contracts. As of December 31, 2003, the unrealized gain under the contracts was $180.

Stock based compensation

The Company has a share option plan as described in Note 12. Under the terms of the plan, common shares may be granted as options, performance units, restricted stock or restricted shares. Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting under Section 3870 of the CICA Handbook for all awards granted, modified or settled after that date. Under this method, the fair value of the grant of options, performance units and restricted shares is amortized to compensation expense over the vesting period. Any consideration paid by employees on exercise of share options is credited to share capital.

The Company has a deferred share unit plan as described in Note 13. Compensation expense equal to the amount deferred is recorded. The liability relating to the deferred share units is revalued quarterly based on the market value of the Company’s common shares and the resulting adjustment recorded in income.

Section 3870 of the CICA Handbook requires the disclosure of pro forma information regarding net income and earnings per share using option valuation models that calculate the fair value of employee stock options that are outstanding but not accounted for under the fair value based method.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period, the impact of which was not significant for 2004. The Company’s 2003 and 2002 pro forma net income information follows:

	2003	2002
Pro forma net income	$16,272	$20,725
Pro forma net income available to common shareholders	$4,197	$9,346
Pro forma earnings per common share:
Basic	$0.09	$0.20
Diluted	$0.09	$0.20

The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model using the following weighted-average assumptions for 2003 and 2002 respectively: risk-free interest rates of 3.1% and 3.6%; dividend yields of 1.3% and 0.9%; volatility factors of the expected market price of the Company’s common stock of .44 and .44; and a weighted-average expected life of the options of 2 years and 1 year. The weighted-average grant-date fair value of the options granted during 2003 was $3.92 and 2002 was $4.05.

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Revenue recognition

Sales and related costs are recognized upon transfer of ownership which coincides with shipment of products to customers or specific terms included in customer contracts. Products are generally shipped without right of return. Returns are accepted in limited circumstances, which historically, have been insignificant.

Credit risk

Credit is extended by the Company based upon an evaluation of the customer’s financial position, and generally, advance payment is not required. The Company provides for doubtful accounts equal to estimated collection losses that will be incurred in the collection of receivables. Estimated losses are based on a review by management of the current status of receivables, as well as historical collection experience.

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

Recent accounting standards

The impact on the Company of accounting standards adopted in 2004 and accounting standards which have not been adopted due to delayed effective dates follows:

Effective January 1, 2004, the Company adopted CICA Section 3063, Impairment of Long-Lived Assets; Section 3475, Disposal of of Long-Lived Assets and Discontinued Operations; Section 3110, Asset Retirement Obligations; Section 3461, Employee Future Benefits; and Accounting Guideline 13, Hedging Relationships. The effect of adopting these recommendations was not material to the consolidated financial statements.

In November 2003, the CICA issued a revision to Section 3860, Financial Instruments – Disclosure and Presentation, which will require obligations that may be settled at the issuer’s option by a variable number of the issuer’s own equity instruments to be presented as liabilities. Such instruments are currently presented as equity. The new standard will be effective for fiscal years beginning on or after November 1, 2004. Any accounting change necessary for initial application should be recognized and disclosed as an accounting policy change under Section 1506. The Company will adopt Section 3860 effective January 1, 2005. As described in Notes 10 and 14, during 2004 the Company redeemed all of its Preferred Shares and Subordinated Notes, consequently adoption of the standard will require only restatement of comparative periods to classify the Preferred Shares and Subordinated Notes as liabilities in the Company’s consolidated statement of financial position with the associated dividends and interest accounted for in determining the Company’s net income.

Reclassification

Certain of the prior year amounts have been reclassified to conform with the presentation adopted for the current year.

3                 Accounting Change

Effective April 1, 2004, the Company changed its method of accounting for the costs of major overhauls and repairs. Under the new method, the cost of major overhauls and repairs which are not capitalized are expensed as incurred. Previously the non-capital estimated cost of such overhauls and repairs was accrued on a straight-line basis between the major overhauls and repairs with actual costs charged to the accrual as incurred. The Company believes the new method more appropriately recognizes such costs in the period incurred.

The accounting change has been applied retroactively with restatement of prior periods. The impact of the change on financial position as of December 31, 2003 is as follows:

Increase (decrease)
Income taxes recoverable	$(3,699)
Future income taxes - current asset	(5,212)
Accounts payable and accrued charges	(25,056)
Future income taxes - long-term liability	1,221
Retained earnings	14,250
Cumulative translation adjustment	674

For the years ended December 31, 2002 and 2003, consolidated net income increased by $1,421 ($0.03 per basic and diluted share) and by $4,223 ($0.08 per basic and diluted share), respectively.

4                 Inventories

	2004	2003
Finished goods	$133,250	$106,310
Work-in-process	156,531	85,790
Raw materials	86,218	35,780
Supplies	58,527	58,279
	$434,526	$286,159

5                 Income Taxes

a)              The components of income (loss) before income taxes are summarized below:

	2004	2003	2002
Canada	$284,250	$22,010	$43,574
United States	345,646	11,042	(9,661)
	$629,896	$33,052	$33,913

b)             The provision (benefit) for income taxes is summarized as follows:

	2004	2003	2002
Current
Canada	$88,153	$(10,710)	$3,597
United States	6,432	(2,311)	(3,169)
	94,585	(13,021)	428

Future
Canada	4,004	24,622	15,408
United States	92,697	4,866	(3,623)
	96,701	29,488	11,785
	$191,286	$16,467	$12,213

c)              Income tax expense differs from the amount computed by applying the corporate income tax rates (Canadian Federal and Provincial) to income before income taxes. The reasons for this difference are as follows:

	2004	2003	2002
Corporate income tax rate	34.9%	37.7%	38.1%
Provision for income taxes based on corporate income tax rate	$219,897	$12,447	$12,928
Increase (decrease) in taxes resulting from
Manufacturing and processing profit	(12,202)	(3,703)	(4,955)
Large corporation tax	2,576	1,048	895
Income taxed at different rates in the United States	8,607	(10,005)	(2,790)
Change in valuation allowance	(33,149)	11,349	3,000
Other	5,557	5,331	3,135
	$191,286	$16,467	$12,213

d)             Future income taxes are comprised of the following:

	2004	2003
Future tax assets
Accounting provisions not currently deductible for tax purposes	$42,151	$14,419
Costs capitalized to inventory for tax purposes	3,061	3,362
Net operating loss carry-forwards	43,570	180,139
Foreign exchange losses on debt	458	887
Alternative minimum tax credit	6,610	—
Other	3,394	1,536
Total future tax assets	99,244	200,343

Future tax liabilities
Tax depreciation in excess of accounting amortization	215,149	179,503
Pension contributions in excess of expense	6,166	1,886
Other	66	1,475
Total future tax liabilities	221,381	182,864

Valuation allowance	—	33,149
Net future income tax liability	$(122,137)	$(15,670)

e)              At December 31, 2004, U.S. subsidiaries of the Company had accumulated net operating losses carried forward of $116,497 for which future tax benefits have been recorded. The related tax benefits can be carried forward and, subject to certain limitations, offset against income tax expense arising in future periods up to the year 2022.

As a result of the Company’s ability to utilize a significant portion of its net operating loss carryforward during 2004, the Company believes it is more likely than not that all deferred tax assets will be realized and therefore the $33,149 balance of the valuation allowance was reversed during 2004.

6                 Capital Assets

		2004			2003
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Land and land improvements	$57,020	$—	$57,020	$56,621	$—	$56,621
Buildings	157,439	58,958	98,481	149,382	50,423	98,959
Machinery and equipment	1,311,256	419,836	891,420	1,286,455	347,035	939,420
Construction in progress	23,985	—	23,985	10,775	—	10,775
	1,549,700	478,794	1,070,906	1,503,233	397,458	1,105,775
Assets held for sale	7,643	3,037	4,606	14,839	11,196	3,643
	$1,557,343	$481,831	$1,075,512	$1,518,072	$408,654	$1,109,418

Certain capital assets, which are not employed in production, have been segregated pending their ultimate disposition and are carried at the lower of the carrying value and management’s best estimate of fair value less cost to sell. The Company’s valuation includes significant estimates concerning the cost to complete environmental remediation activities, as well as the ultimate net recovery value of the property. The estimated environmental costs could change depending on the remediation method used. The Company’s estimates of fair value less cost to sell could be impacted by the prevailing economic conditions and the Company’s ability to obtain necessary zoning and other approvals. See Note 7 for discussion of asset sales.

7                 Mortgages Receivable and Sales of Assets Held for Sale

The Company sold certain of its assets held for sale for cash of $4,759 (2003 - $1,022, 2002 - $1,466) and mortgages of $nil (2003 - $6,261, 2002 - $6,338). The transactions resulted in gains of $4,514 (2003 - $nil, 2002 - $6,464). The mortgages bear interest at rates from 4.75% to 5.75%.

In 2004, the Company advanced $7,000 secured by a mortgage. The mortgage bears interest at 6.00%.

Minimum principal payments due in each of the next five years are as follows:

2005	$2,411
2006	1,552
2007	1,570
2008	534
2009	10,587
16,654
Current portion, included in other accounts receivable	2,411
$14,243

8                 Pension Plans

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution pension plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The defined contribution plans restrict the Company’s matching contributions to 5% of each participating employee’s annual earnings. The Company’s benefit plans do not provide for post-retirement health care benefits.

The Company’s policy with regard to the defined benefit plans is to fund the amount that is required by governing legislation. For the two plans representing 83% of the benefit obligation, the most recent actuarial valuations were carried out as of December 31, 2001 and are currently being completed as of December 31, 2004. These valuations allowed for amendments made in 2002 to increase benefits under plans for the Company’s Canadian unionized employees. In addition, the Company pays benefits as they come due for an unfunded defined benefit plan for senior executives.

The ratio of plan assets to benefit obligations for the Company’s defined benefit pension plans as of December 31 is as follows:

	2004	2003
Registered plans	83.4%	75.0%
Non-registered plans	2.2%	4.9%
Total	79.0%	71.2%

The actual and target distribution of pension plan assets by market value as of December 31, 2004 follows. The investment strategy for plan assets is to maximize returns with consideration to the long-term nature of benefit obligations, while reducing volatility through investment in fixed income securities. Investment performance is evaluated relative to a portfolio invested in line with the target asset allocation and returns based on an appropriate index for each asset class. There is no investment made in securities of the Company.

	Actual	Target
Canadian and U.S. equities	62%	55%
Canadian fixed income	32%	40%
Other	6%	5%
Total	100%	100%

Net pension expense attributable to the Company’s pension plans for the years ended December 31 includes the following components:

	2004	2003	2002
Defined benefit plans
Service cost for benefits earned	$4,850	$4,410	$3,288
Interest cost on benefit obligations	9,849	8,935	7,029
Actual return on plan assets	(11,927)	(11,955)	5,328
Plan amendments	—	610	8,344
Actuarial losses	8,693	8,758	11,076
Costs arising in the year	11,465	10,758	35,065
Differences between costs arising and costs recognized
Return on plan assets	3,701	5,222	(12,321)
Actuarial gains and losses	(6,250)	(6,772)	(10,935)
Plan amendments	923	220	(8,042)
Costs recognized in the year	9,839	9,428	3,767
Defined contribution plans	3,888	3,224	3,050
Net pension expense	$13,727	$12,652	$6,817

The following table sets forth the defined benefit plans’ funded status and amount included in the deferred pension balance in the Company’s statement of financial position at December 31:

	2004	2003
Benefit obligation at beginning of year	$164,237	$121,897
Service cost for benefits earned	5,051	4,613
Interest cost on benefit obligation	9,849	8,935
Plan amendments	—	610
Actuarial losses	8,693	8,758
Benefit payments	(7,776)	(7,728)
Currency translation	14,277	27,152
Benefit obligation at end of year	194,331	164,237

Market value of plan assets at beginning of year	116,957	84,777
Actual return on plan assets	11,927	11,955
Employer contributions	21,613	8,346
Plan participants contributions	215	521
Benefit payments	(7,776)	(7,728)
Currency translation	10,553	19,086
Market value of plan assets at end of year	153,489	116,957

Funded status at end of year	(40,842)	(47,280)
Unamortized actuarial gains and losses	47,773	41,746
Unamortized plan amendments	9,250	9,498
Deferred pension asset	$16,181	$3,964

Amounts applicable to the Company’s pension plans with an accumulated benefit obligation in excess of plan assets are:

	2004	2003
Projected benefit obligation	$193,086	$163,241
Accumulated benefit obligation	$184,121	$155,900
Market value of plan assets	$152,187	$115,884

The significant actuarial assumptions adopted in measuring the Company’s accrued benefit obligations as of December 31, 2004 and 2003 follow. To develop the expected long-term rate of return on plan assets assumption, the Company considered the historical returns and the future expectation for returns for each asset class, as well as the target asset allocation of the pension portfolio. Variances between such estimates and actual experience, which may be material, are amortized over the employees average remaining service life.

	2004	2003
Pension expense for the year ended December 31:
Weighted average discount rate	6.1%	6.6%
Expected long-term rate of return on plan assets	7.0%	7.0%
Weighted average rate of compensation increase	3.2%	3.8%

	2004	2003
Benefit obligation as of December 31:
Weighted average discount rate	5.8%	6.1%
Weighted average rate of compensation increase	3.5%	3.2%

Total cash payments for pension benefits for 2004, consisting of cash contributed by the Company to its defined benefit and defined contribution plans was $25,501 (2003 – $11,570, 2002 – $10,552). Based on the most recent actuarial valuations for funding purposes, the total estimated Company contributions to the pension plans for 2005 is $12,090.

Benefits expected to be paid over the next ten fiscal years are as follows:

2005	$10,490
2006	11,466
2007	11,852
2008	12,343
2009	13,069
2010 – 2014	73,625

9                 Debt

		Carrying Value		Fair Value
		2004	2003	2004	2003
a) Long-term debt
7.32%	Unsecured notes, payable in five equal annual installments through April 1, 2009	$71,429	$85,714	$72,481	$89,077
7.80%	Unsecured debentures, (CDN $100,000) maturing and payable December 1, 2006	83,195	77,101	88,787	75,808
6.00%	Unsecured loan, maturing and payable June 1, 2007. The Company has the option at maturity to extend the term of the loan to no later than June 1, 2027 at an interest rate to be negotiated	14,715	14,715	14,586	14,461
8.11%	Unsecured financing, maturing and payable November 1, 2009. The Company has the option at maturity to extend the term of the loan to no later than November 1, 2029 at an interest rate to be negotiated	28,000	28,000	28,843	28,817
6.875%	Unsecured financing, maturing and payable May 1, 2010. The Company has the option at maturity to extend the term of the loan to no later than May 1, 2030 at an interest rate to be negotiated	10,000	10,000	9,733	9,546
8.75%	Unsecured notes, maturing and payable June 1, 2013. The Company has the option to redeem the notes after June 1, 2008 for a premium declining ratably to par at June 1, 2011	200,000	200,000	228,820	222,240
6.94%	Unsecured notes, repaid 2004	—	20,000	—	20,111
		407,339	435,530	443,250	460,060
Less current portion of long-term debt		(14,286)	(34,286)	(14,496)	(34,957)
		$393,053	$401,244	$428,754	$425,103

Fair value of debt has been estimated on the basis described in Note 2.

Minimum payment requirements on long-term debt arrangements, without exercising the options to extend the terms outstanding, are as follows:

2005	$14,286
2006	97,481
2007	29,001
2008	14,286
2009	42,285
197,339
2010 – 2013	210,000
$407,339

b)             Bank lines of credit

At December 31, 2004, the Company had bank lines of credit aggregating $150,000, which can be drawn in Canadian or U.S. currency, of which no amounts had been drawn down other than letters of credit of CDN $12,128 and U.S. $3,775. Bank lines of credit are comprised of a $150,000 revolving term facility that expires November 19, 2007. The revolving term facility bears interest at spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers’ Acceptances Reference Discount Rate or U.S. dollar LIBOR and is unsecured.

c)              Covenants

The Company’s debt arrangements require the Company to meet certain financial and other covenants, including restrictions on dividend payments as described in Note 15.

10          Preferred Shares

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

The Company issued First Preferred Shares, Series 1 (the Series 1 Preferred Shares) at a price of CDN $25.00 per Series 1 Preferred Share with a fixed cumulative preferential dividend as and when declared by the directors equal to 5.50% per annum payable quarterly on the 15th of February, May, August and November of each year. The Series 1 Preferred Shares, including accrued and unpaid cumulative dividends, were classified as equity given the Company’s unrestricted ability to settle the Series 1 Preferred Shares and related dividends by issuing its own common shares.

As provided for under the terms of the Series 1 Preferred Shares, the shares were fully redeemed by the Company on May 15, 2004 for a total of $110,494, representing CDN $25.00 per share plus accrued dividends of $1,498.

11          Common Shares

a)              Authorized

The Company is authorized to issue unlimited common shares.

b)             Issued

In February 2002, the Company issued, for cash, 6,500,000 common shares at an issue price of CDN $23.25. Gross proceeds of U.S. $94,761 were reduced by the related share issue expenses of $4,073, net of income taxes of $1,507.

12          Stock Based Compensation

a)              Share Option Plan

The Company has a share option plan under which common shares are reserved for directors, officers and employees. Under the terms of the plan, reserved common shares may be granted as options, performance units, or restricted shares.

Following is the continuity of common shares reserved for future grants under the Share Option Plan:

	2004	2003	2002
Balance at beginning of year	372,696	263,158	696,558
Grants	(169,777)	(157,460)	(443,900)
Cancellations	72,900	266,998	10,500
Balance at end of year	275,819	372,696	263,158

b)             Compensation expense

In 2004, total compensation expense related to the Company’s Share Option Plan was $1,123 (2003 – $305,
2002 – $61).

c)              Share options

The options, which are exercisable within ten years, are granted at a price established by the Board of not less than the last Toronto Stock Exchange board lot trading price on the day of the grant. The options vest over one to three years. Outstanding options at December 31, 2004 expire between 2005 and 2013.

Following is the continuity of granted options outstanding with the weighted average exercise price in Canadian dollars:

	2004		2003		2002
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance at beginning of year	2,973,251	$23.31	3,421,404	$23.18	3,311,955	$22.47
Options granted	—	—	5,000	15.81	439,500	22.22
Options exercised	(1,711,686)	22.17	(186,503)	17.44	(319,551)	14.28
Options cancelled	(56,500)	23.65	(266,650)	25.65	(10,500)	27.98
Balance at end of year	1,205,065	24.90	2,973,251	23.31	3,421,404	23.18

Following is the range of exercise prices in Canadian dollars and contractual life of outstanding options under the plan as of December 31, 2004:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance of options outstanding at year end within the following ranges:
$10.00 to $19.99	345,640	$16.97	5.5
$20.00 to $29.99	450,550	21.56	5.0
$30.00 to $50.00	408,875	35.30	3.4
	1,205,065	24.90	4.6

Following is the range of exercise prices in Canadian dollars of options currently exercisable under the plan as of December 31, 2004:

	Number	Weighted Average Exercise Price
Balance of options exercisable at year end within the following ranges:
$10.00 to $19.99	342,306	$16.98
$20.00 to $29.99	443,884	21.48
$30.00 to $50.00	408,875	35.30
	1,195,065	24.92

d)             Performance units

The performance units, which require no payment by the holder, vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Upon vesting, each performance unit will be converted to one common share, and the holders of performance units are entitled to payment of an amount equal to dividends declared during the vesting period. The weighted average grant date fair value of performance units in Canadian dollars was $29.66 (2003 – $13.38).

Following is the continuity of granted performance units outstanding:

	2004	2003
Balance at beginning of year	65,195	—
Performance units granted	69,190	65,543
Performance units cancelled	(400)	(348)
Balance at end of year	133,985	65,195

e)              Restricted shares

Under the Company’s share option plan, the Company has granted restricted shares to officers of the Company. The shares vest at the end of one to three years based on continued employment and achievement of certain Company performance objectives. During the vesting period the holders of the restricted shares are entitled to all the rights of a common shareholder including dividends and voting. The rights of the holders to dispose of the shares are restricted until the shares are vested. The weighted average grant date fair value of restricted shares in Canadian dollars was $29.47 (2003 – $13.38, 2002 – $22.73).

Following is the continuity of restricted shares outstanding:

	2004	2003	2002
Balance at beginning of year	91,317	4,400	—
Granted	100,587	86,917	4,400
Cancelled	(16,000)	—	—
Balance at end of year	175,904	91,317	4,400

13          Deferred Share Unit Plan

The Company has a deferred share unit plan into which directors must defer at least half of their annual retainer. Such deferrals are converted to deferred share units, each of which has a value equal to the value of one common share. On retirement from the Board, the director may receive payment of their deferred share units in cash, shares purchased on the open market or shares issued by the Company. The liability for deferred share units is included in accrued payroll and related liabilities.

Following is the continuity of deferred share units outstanding:

	2004		2003		2002
	Number	Amount	Number	Amount	Number	Amount
Balance at beginning of year	87,267	$1,618	55,088	$555	41,352	$494
Granted	18,133	488	36,418	456	18,796	228
Redeemed	—	—	(4,239)	(38)	(5,060)	(86)
Revaluation	—	2,919	—	645	—	(81)
Balance at end of year	105,400	$5,025	87,267	$1,618	55,088	$555

14          Subordinated Notes

On November 29, 2004, the Company fully redeemed its $100,000 incremental rate junior subordinated notes (the “Notes”) for cash of $103,494, representing the outstanding principal and interest at the date of redemption. The Notes, which were scheduled to mature December 31, 2038, were subject to interest payable in arrears semi-annually at 8.5%.

The principal amount of the incremental rate Junior Subordinated Notes was classified as equity and accrued interest, on an after tax basis, was classified as a charge to retained earnings given the Company’s ability to settle the amounts by issuing its own common shares.

15          Dividends

Under the terms of the 8.75% unsecured notes, certain payments, including dividends on common shares, are subject to limitations. At December 31, 2004, the restricted payments are limited to $157,300.

Dividends on common shares totalled CDN $0.25 per share in 2004 (2003 – CDN $0.20 per share, 2002 – CDN $0.20 per share).

16          Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding plus share equivalents that would arise from a) the exercise of share options, deferred share units, restricted shares and performance units, and b) the conversion of preferred shares and Subordinated Notes. Out-of-the-money share options, those with an exercise price greater than market price, are excluded from the calculation as they are anti-dilutive. Conversion of preferred shares and Subordinated Notes have been excluded from the calculation in 2003 and 2002 as they are anti-dilutive. The per share amounts disclosed on the Consolidated Statements of Income are based on the following:

	2004	2003	2002
Numerator for basic earnings per share –
Net income available to common shareholders	$430,892	$4,510	$10,321
Dividends on preferred shares, including part VI.I tax	2,461	—	—
Interest on Subordinated Notes, net of income tax	5,257	—	—
Numerator for diluted earnings per share	$438,610	$4,510	$10,321

Common shares outstanding – January 1	47,940,907	47,667,487	40,843,536
Additional shares issued	361,137	19,637	5,638,318
Denominator for basic earnings per share	48,302,044	47,687,124	46,481,854
Adjustment for share options	554,164	528	366,999
Adjustment for deferred share units	94,433	68,667	44,176
Adjustment for restricted shares	55,289	16,372	—
Adjustment for performance units	35,139	10,057	—
Adjustment for preferred shares	2,284,644	—	—
Adjustment for Subordinated Notes	1,908,213	—	—
Denominator for diluted earnings per share	53,233,926	47,782,748	46,893,029

17          Expenditures for Capital Assets

	2004	2003	2002
Additions to capital assets	$28,508	$9,425	$28,265
Decrease in accounts payable and accrued charges for capital expenditures	560	4,103	5,946
	$29,068	$13,528	$34,211

18          Investment in Joint Venture

During 2003, the Company made an initial investment of $2,000 for a 50% interest in Blastech Mobile LLC, a blast and paint line located adjacent to the Mobile Steelworks. During 2004, the Company invested an additional $400 to relocate production equipment and $300 for the initial working capital requirements of the project.

The Company’s proportionate share of the major components of its joint venture investment is as follows:

	2004	2003
Statements of financial position
Current assets	$708	$208
Investment	(2,661)	(2,401)
Capital assets	2,475	2,193
	$522	$—

Current liabilities	$(522)	$—
	$(522)	$—
Statements of income
Net loss	$39

Statements of cash flows
Cash derived from (applied to):
Operating activities	$489	$—
Investment activities	(394)	—
Net increase in cash	$95	$—

19          Segmented Information

The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company’s geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

	2004	2003	2002
Sales
Canada	$806,584	$504,346	$365,854
United States	1,646,091	790,220	715,855
	$2,452,675	$1,294,566	$1,081,709
Capital Assets
Canada	$216,254	$200,854
United States	859,258	908,564
	$1,075,512	$1,109,418

Sales information by product group is as follows:

	2004	2003	2002
Steel mill products	$1,517,506	$756,048	$687,439
Tubular products	935,169	538,518	394,270
	$2,452,675	$1,294,566	$1,081,709

20          Commitments

a)              The Company and its subsidiaries have lease commitments on property for the period to 2015. The payments required by these leases, including the sale-leaseback transaction discussed below, are as follows:

2005	$20,708
2006	20,062
2007	19,521
2008	17,622
2009	15,565
93,478
2010 – 2015	86,606
$180,084

Rental expenses incurred under operating leases during 2004, 2003 and 2002 were $23,086, $24,885 and $24,450 respectively.

In October 2000, the Company concluded the sale and leaseback of certain of its Montpelier Steelworks production equipment for cash proceeds of $150,000. The Company has options, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the 15-year lease term for the fair market value of the equipment, subject to a residual guarantee of $37,500.

b)             The Company and its subsidiaries have commitments under service and supply contracts for the period to 2018. Payments required under these contracts are as follows:

2005	$65,139
2006	46,949
2007	37,590
2008	31,791
2009	21,687
203,156
2010 – 2018	66,423
$269,579

c)              At December 31, 2004, commitments to complete capital programs in progress total $28,001.

21          Supplemental Information

	2004	2003	2002
Allowance for doubtful accounts	$833	$3,214	$9,170
Doubtful accounts charged to expense	$(170)	$259	$(706)
Interest income	$3,709	$1,860	$819
Other interest expense	$240	$235	$993
Miscellaneous income	$3,110	$1,512	$1,391
Research and development expense	$1,829	$1,542	$1,391
Interest paid	$33,538	$26,993	$20,856
Income tax installments paid	$22,527	$12,800	$12,289

22          Significant Differences Between United States and Canadian GAAP

a)     Reconciliation of net income between accounting principles generally accepted in the United States and Canada:

	2004	2003	2002
Net income as reported under Canadian GAAP (restated)	$438,610	$16,585	$21,700
Adjustments relating to amortization of capital assets (i)	2,460	2,536	(1,839)
Adjustments relating to Subordinated Notes (ii)	(5,257)	(5,771)	(5,771)
Adjustments relating to sale-leaseback (iii)	(2,839)	(777)	(1,404)
Adjustments relating to natural gas hedge (iv)	(321)	(407)	736
Adjustments relating to change in accounting (v)	14,250	(4,223)	(1,421)
Adjustments relating to valuation allowance on net future income tax asset (vi)	10,500	—	26,700
Dividends on preferred shares including part VI.I tax	(2,461)	(6,304)	(5,608)
Net income in accordance with U.S. GAAP	$454,942	$1,639	$33,093
Earnings per common share:
Basic	$9.42	$0.03	$0.71

Diluted (vii)	$8.69	$0.03	$0.66

Net income in accordance with U.S. GAAP	$454,942	$1,639	$33,093
Dividends on preferred shares including part VI.I tax	2,461	—	5,608
Interest on Subordinated Notes	5,257	—	5,771
Numerator for diluted earnings per share	$462,660	$1,639	$44,472

Common shares outstanding – January 1	47,940,907	47,667,487	40,843,536
Additional shares issued	361,137	19,637	5,638,318
Denominator for basic earnings per share	48,302,044	47,687,124	46,481,854
Adjustment for share options	554,164	528	366,999
Adjustment for deferred share units	94,433	68,667	44,176
Adjustment for restricted shares	55,289	16,372	—
Adjustment for performance units	35,139	10,057	—
Adjustment for preferred shares	2,284,644	—	10,328,336
Adjustment for Subordinated Notes	1,908,213	—	10,373,134
Denominator for diluted earnings per share	53,233,926	47,782,748	67,594,499

i)                 United States GAAP requires amortization of capital assets to commence when the capital assets are available for use. Under Canadian GAAP, amortization commences when the assets are placed into production which occurs at the end of the commissioning or start-up period. Further, the amount capitalized to capital assets under United States GAAP differs from the amount capitalized under Canadian GAAP. United States GAAP requires interest to be capitalized on the expenditures incurred for all major projects under construction to a maximum of all interest costs during the year or until the assets are placed into production. Commissioning and start-up costs are not included in the calculation of interest to be capitalized. For Canadian GAAP, commissioning and start-up costs are included in the calculation. United States GAAP requires commissioning or start-up costs to be expensed as incurred. For Canadian GAAP, these costs are capitalized.

ii)              U.S. GAAP requires that the Subordinated Notes be classified as long-term debt, the related accrued interest to be classified as a liability, the related issue costs to be recorded as an asset which is amortized to interest expense over the term of the debt, the related pre-tax interest to be deducted in determining income and the related income tax benefit to be recorded as part of income tax expense. Under Canadian GAAP, as disclosed in Note 14, the Company has classified the Subordinated Notes as part of shareholders’ equity and the interest, net of related tax effects, and the issue costs have been classified as charges to retained earnings.

iii)           U.S. GAAP requires the financing method of accounting for a 2000 sale and leaseback transaction which involves real property resulting in interest expense on the obligation and amortization of the capital asset. Under Canadian GAAP, the transaction has been afforded operating lease treatment and lease expense is incurred.

iv)          U.S. GAAP requires recording of the ineffective portion of cash flow hedges in the income statement including the mark-to-market adjustment of the natural gas contract and the amortization of the effective portion (prior to the counter party bankruptcy) of the natural gas hedge over the remaining life of the contract. As the contract expired in 2004, the impact of the adoption of AG 13 for Canadian GAAP purposes was insignificant.

v)             U.S. GAAP requires the cumulative effect of a change in accounting principle to be recorded, net of income taxes, as a charge to income in the current period. For Canadian GAAP, the change has been applied retroactively with restatement of prior periods, as discussed in Note 3.

vi)          The adjustment represents the change in the valuation allowance provided on the net tax asset allocated to future years for United States GAAP as a result of differences in accounting practices between United States and Canadian GAAP. See i) above for explanation of the principal differences.

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

vii)       In 2003, no adjustment was made for conversion of preferred shares or Subordinated Notes as they were anti-dilutive.

b)             Comprehensive income:

	2004	2003	2002
Net income in accordance with U.S. GAAP	$454,942	$7,943	$38,701
Other comprehensive income
Foreign currency translation adjustments	(9,425)	50,216	3,907
Adjustments relating to minimum pension liability	8,082	(7,935)	(25,366)
Tax effect	(2,457)	3,968	9,436
Fair value adjustment for foreign exchange hedge	(180)	180	—
Tax effect	90	(90)	—
Fair value adjustment for natural gas hedge	1,546	—	—
Tax effect	(470)	—	—
Amortization of natural gas hedge to income	552	664	664
Tax effect	(199)	(239)	(239)
	(2,461)	46,764	(11,598)
Comprehensive income in accordance with U.S. GAAP	$452,481	$54,707	$27,103

c)              Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

		2004	2003
i)	Current assets
Balance under Canadian GAAP		$1,181,615	$649,302
Adjustment relating to fair value of natural gas hedge		1,546	—
Adjustment relating to fair value of foreign exchange hedge		—	180
Adjustment relating to investment in joint venture		(708)	(208)
Balance under U.S. GAAP		$1,182,453	$649,274

ii)	Investments
Balance under Canadian GAAP		$—	$—
Adjustment relating to investment in joint venture		2,661	2,401
Balance under U.S. GAAP		$2,661	$2,401

iii)	Capital assets
Balance under Canadian GAAP		$1,075,512	$1,109,418
Adjustments relating to the capitalization of interest		(13,902)	(13,902)
Adjustments relating to commissioning costs		(112,233)	(112,233)
Adjustments relating to amortization of capital assets		(12)	(3,547)
Adjustments relating to 2000 sale-leaseback transaction		121,699	130,594
Adjustment relating to investment in joint venture		(2,475)	(2,193)
Balance under U.S. GAAP		$1,068,589	$1,108,137

iv)	Deferred pension liability (asset)
Balance under Canadian GAAP		$(16,181)	$(3,964)
Adjustments relating to minimum pension liability		31,934	40,016
Balance under U.S. GAAP		$15,753	$36,052

v)	Future income taxes – long-term asset
Balance under Canadian GAAP		$54,034	$149,430
Adjustments relating to 2000 sale-leaseback transaction		3,876	2,629
Adjustments relating to valuation allowance on net future income tax asset		—	(10,500)
Balance under U.S. GAAP		$57,910	$141,559

vi)	Current liabilities
Balance under Canadian GAAP		$344,850	$198,181
Adjustments relating to Subordinated Notes		—	4,250
Adjustments relating to 2000 sale-leaseback transaction		11,716	12,708
Adjustments relating to natural gas contract		—	44
Adjustments relating to investment in joint venture		(522)	—
Adjustments relating to change in accounting policy		—	25,056
Balance under U.S. GAAP		$356,044	$240,239

vii)	Long-term debt
Balance under Canadian GAAP		$393,053	$401,244
Adjustments relating to Subordinated Notes		—	100,000
Adjustments relating to 2000 sale-leaseback transaction		120,598	124,419
Balance under U.S. GAAP		$513,651	$625,663

viii)	Future income taxes – long-term liability
Balance under Canadian GAAP		$221,381	$182,864
Adjustments relating to the capitalization of interest		(5,172)	(5,172)
Adjustments relating to commissioning costs		(41,751)	(41,751)
Adjustments relating to amortization of capital assets		405	(670)
Adjustments relating to minimum pension liability		(13,445)	(15,902)
Adjustments relating to foreign exchange contract		—	90
Adjustments relating to natural gas contract		470	82
Adjustments relating to change in accounting policy		—	(1,221)
Balance under U.S. GAAP		$161,888	$118,320

ix)	Preferred shares
Balance under Canadian GAAP		$—	$98,695
Adjustment relating to translation of convenience method		—	(1,024)
Balance under U.S. GAAP		$—	$97,671

x)	Common shares
Balance under Canadian GAAP		$385,582	$354,095
Adjustment relating to translation of convenience method		40,733	40,733
Balance under U.S. GAAP		$426,315	$394,828

xi)	Subordinated Notes
Balance under Canadian GAAP		$—	$104,250
Adjustments relating to Subordinated Notes		—	(104,250)
Balance under U.S. GAAP		$—	$—

xii)	Retained earnings
Balance under Canadian GAAP		$923,530	$502,174
Adjustments relating to the capitalization of interest		(8,730)	(8,730)
Adjustments relating to commissioning costs		(70,482)	(70,482)
Adjustments relating to amortization of capital assets		(417)	(2,877)
Adjustments relating to 2000 sale-leaseback transaction		(6,743)	(3,904)
Adjustments relating to natural gas hedge		—	323
Adjustments relating to change in accounting policy		—	(14,250)
Adjustment relating to translation of convenience method		47,700	47,700
Adjustments relating to valuation allowance on net future income tax asset		—	(10,500)
Balance under U.S. GAAP		$884,858	$439,454

xiii)	Accumulated other comprehensive income
Balance under Canadian GAAP		$80,525	$89,600
Adjustments relating to minimum pension liability		(18,489)	(24,114)
Adjustments relating to foreign currency hedge		—	90
Adjustments relating to natural gas hedge		1,076	(354)
Adjustments relating to change in accounting policy		—	(674)
Adjustment relating to translation of convenience method		(88,433)	(87,409)
Balance under U.S. GAAP		$(25,321)	$(22,861)

Under Canadian GAAP, the Company has followed the proportionate consolidation method of accounting for its investment in a jointly controlled enterprise. Under U.S. GAAP, as the investment is not controlled, the equity method of accounting for the investment is required.

Under U.S. GAAP, the Company has recorded the changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges, net of tax, in accumulated other comprehensive income.

Under U.S. GAAP, the Company has recorded an additional minimum pension liability for underfunded plans representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as a deferred charge except to the extent that these additional liabilities exceed the related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders’ equity, net of related deferred income taxes.

When the Company changed reporting currencies effective January 1, 1999, the translation of convenience method was used for Canadian GAAP. U.S. GAAP requires that the U.S. dollar amounts be determined using the historical rates in effect when the underlying transactions occurred.

d)    Following is a roll-forward of shareholders’ equity in accordance with U.S. GAAP:

	2004	2003	2002
Balance at beginning of year	$909,092	$864,724	$754,152
Net income for the year	454,942	1,639	33,093
Dividends on common shares	(9,536)	(6,962)	(6,078)
Other comprehensive income	(2,461)	46,764	(11,598)
Issue of common shares	31,487	2,784	95,148
Redemption of preferred shares	(97,671)	—	—
Other	(1)	143	7
Balance at end of year	$1,285,852	$909,092	$864,724

e)              U.S. GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

	2004	2003	2002
Cash derived from operating activities	$498,437	$100,157	$12,663
Cash derived from financing activities	$(237,501)	$19,745	$7,691
Cash applied to investing activities	$(27,292)	$(12,711)	$(34,451)
Effect of exchange rate changes on cash and cash equivalents	$(10,229)	$1,309	$(536)
Cash position at December 31	$354,774	$131,359	$22,859

f)                Stock Based Compensation

Prior to 2003, the Company accounted for stock based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock based employee compensation cost is reflected in 2002 net income, as all options granted had an exercise price equal to the market value of common shares on the date of grant. Effective January 1, 2003, the Company adopted the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, prospectively for all employee awards granted, modified or settled after January 1, 2003. Awards vest over periods ranging from 1 to 3 years, therefore, the cost related to stock based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of Statement No. 123. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2004	2003	2002
Net income in accordance with U.S. GAAP	$454,942	$1,639	$33,093
Compensation expense determined under fair value based method for all awards, net of tax	—	(313)	(975)
Pro forma net income in accordance with U.S. GAAP	$454,942	$1,326	$32,118
Pro forma earnings per common share:
Basic	$9.42	$0.03	$0.69
Diluted	$8.69	$0.03	$0.64

g)             Additional disclosure required under U.S. GAAP:

i)                 The total interest paid, including interest on the Subordinated Notes, was $54,814, $45,396 and $39,707 in 2004, 2003 and 2002 respectively.

The total fair market value of the Company’s long-term debt, including the Subordinated Notes in 2003, was $552,470 (2003 – $689,605) and the current portion was $19,182 (2003 – $43,385).

ii)            A natural gas hedge contract was designated as a hedge against volatility in the price of natural gas purchased for consumption in the steel production process. The bankruptcy of the counter party’s parent company, as guarantor of the contract, caused the contract to be deemed ineffective. As a result, the unrealized liability recorded in other comprehensive income at the time of the bankruptcy was being amortized to income over the remaining life of the contract. The fair value of the contract liability was marked-to-market each reporting period with the change being recorded to income in the period.

iii)         A summary of the impact of accounting standards adopted in 2004 and accounting standards which have not yet been adopted due to delayed effective dates follows:

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which requires all share-based payments to employees to be recognized in the income statement based on their fair values. The standard will be effective for the Company’s 3rd quarter 2005 reporting period. The Company expects that the effect of adoption will not be material to the consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, which requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be recognized as period costs and that the allocation of fixed production overheads be based on the normal capacity of production facilities. The Company will adopt SFAS No. 151 effective January 1, 2005. The Company expects that the effect of such adoption will not be material to the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements (FIN 46). FIN 46 introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. FIN 46 was effective for fiscal years ending after December 15, 2003. However, in December 2003, the FASB issued a revision, “FIN 46-R”, which both supercedes the original FIN 46, and codifies both certain modifications to FIN 46 and other decisions previously issued through certain FASB Staff Positions. Application of FIN 46-R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003, and all other types of variable interest entities in financial statements for periods ending after March 15, 2004. The Company adopted FIN 46-R January 1, 2004, and the effect of such adoption was not material to the consolidated financial statements.

23          Contingencies and Environmental Expenditures

The major raw material used in the steelmaking process is reclaimed iron and steel scrap. This recycling has made a significant contribution to protecting the environment. As an ongoing commitment to the environment, the Company continues to monitor emissions, perform site clean-up, and invest in new equipment and processes. Nevertheless, rapidly changing environmental legislation and regulatory practices are likely to require future expenditures to modify operations, install additional pollution control equipment, dispose of waste products, and perform site clean-up and site management. The magnitude of future expenditures cannot be determined at this time. However, management is of the opinion that under existing legislation and regulatory practices, expenditures required for environmental compliance will not have a material adverse effect on the Company’s results of operations, financial position or net cash flows. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on the future economic benefits.

The Company is involved in various other legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of the Company.

Six-Year Financial Summary

Years Ended December 31  (U.S. dollars unless otherwise indicated)

(Results for 1999 through 2003 have been restated to reflect the change in accounting for the cost of major overhauls and repairs described in Note 3 to the financial statements.)

2004	2003	2002	2001	2000	1999
Operations
Plate and coil tons produced	3,283.3	3,023.7	2,783.2	2,238.2	1,904.5	1,662.2
Finished tons shipped	3,561.0	3,137.1	2,896.9	2,435.1	2,233.2	1,832.9
Sales per ton *	$689	413	369	380	425	441
Less: Cost excluding interest & income taxes *	505	395	351	363	387	379
Operating profit per ton *•	$184	18	18	17	38	62
Average number of employees *	2,499	2,373	2,404	2,288	1,962	1,752

Statement of Income
Sales	$2,452.7	1,294.6	1,081.7	903.7	949.3	808.3
Gross income	715.5	110.6	103.7	97.3	145.1	159.3
Selling, research and administration	61.4	54.7	51.4	55.8	60.9	45.6
Net financing cost	29.1	23.0	24.9	6.5	6.5	11.3
Non-recurring income	4.9	—	6.5	29.0	—	—
Income taxes	191.3	16.4	12.2	23.6	22.3	24.3
Net income	438.6	16.7	21.7	40.4	55.4	78.1
Net income available to common shareholders	$430.9	4.5	10.3	28.9	44.5	72.0
EBITDA°	$283.1	123.1	106.7	106.7	119.1	144.6

Statement of Cash Flows
Cash flow from operating activities
From earnings	$597.0	109.3	74.7	64.0	89.9	85.4
From operating working capital	(99.9)	(9.9)	(62.2)	44.3	(67.1)	(29.9)
Total	497.1	99.4	12.5	108.3	22.8	55.5
Net investments	27.3	12.5	34.5	157.8	370.3	120.7

Financial Position at Year End
Current assets	$1,181.6	649.3	472.9	435.3	445.6	476.2
Capital and other long-term assets	1,167.3	1,281.8	1,263.4	1,279.4	1,167.4	988.7
$2,348.9	1,931.1	1,736.3	1,714.7	1,613.0	1,464.9
Current liabilities	$344.9	198.1	151.1	190.9	168.1	179.2
Long-term debt	393.0	401.2	342.2	386.8	343.8	297.5
Other long-term liabilities	221.4	183.0	145.5	142.9	109.4	98.9
Shareholders’ equity	1,389.6	1,148.8	1,097.5	994.1	991.7	889.3
$2,348.9	1,931.1	1,736.3	1,714.7	1,613.0	1,464.9

Financial Ratios
Return on common shareholders’ equity	37%	0%	1%	4%	6%	9%
Long-term debt as a % of total capitalization	22%	26%	24%	28%	26%	25%
Working capital ratio (to 1)	3.4	3.3	3.1	2.3	2.7	2.7

Shareholder Information
Net income per common share *	$8.92	0.09	0.22	0.71	1.09	1.77
Net income per common share (diluted) *	8.24	0.09	0.22	0.69	0.87	1.66
Dividends paid per common share (CDN) *	0.25	0.20	0.20	0.425	0.50	0.50
Dividends paid per preferred share (CDN) *	0.344	1.375	1.375	1.375	1.375	1.375
Shareholders’ equity per common share *	27.94	23.96	23.02	24.13	24.30	21.80
Range of market value of common stock in Canadian Dollars on TSX	–	High *	59.40	24.25	28.00	25.85	30.50	35.00
–	Low *	18.82	11.50	13.01	13.10	10.95	23.00

Range of market value of common stock in U.S. Dollars on NYSE	–	High *	49.52	18.69	18.20	16.35	20.50	24.13
–	Low *	14.20	8.06	8.21	8.5625	7.31	15.63

Range of market value of preferred stock (until redemption May 15, 2004) in Canadian Dollars on TSX	–	High *	25.60	25.33	25.30	25.15	25.25	26.45
–	Low *	24.80	24.00	23.52	23.00	22.40	24.00
Number of common shares*	49.7	47.9	47.7	40.8	40.8	40.8

* Dollars and numbers of shares in millions and tons in thousands except as indicated by asterisk.

• Excludes Mobile shipments to September 30, 2001.

° EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. The Company believes that EBITDA is a standard measure of performance, commonly reported and widely used by analysts, investors, and other interested parties in the steel industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and capitalization relative to other companies in its industry. This indicator should not be considered as a substitute or alternative for GAAP measurers such as net income, net income available to common shareholders or cash flow.

Note Regarding Forward-looking Statements

Certain statements contained in this Annual Report and Management’s Discussion and Analysis are “forward-looking.” That is, they relate to management’s current view of events and financial performance for periods following December 31, 2004. Forward-looking statements can be identified by the use of words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” and “anticipates,” or the negative of such words, as well as by discussions relating to strategies, plans or intentions. All forward-looking information is subject to business risks and uncertainties that could cause IPSCO’s actual results to differ materially from those expressed. These factors include, but are not limited to, the following: changes in both North American and worldwide supply and demand for steel products, as well as IPSCO’s specific steel products; changes in competitive pressures with other steel makers and makers of other products having similar applications; global and regional demand for raw material inputs necessary to make steel products such as scrap metal, alloys, natural gas, and electricity; increases in freight costs; fluctuations in currency and exchange rates; changes in capital markets; corporate acquisitions; the outcome of legal proceedings; and changes in environmental, labor, trade and other laws and regulations. As a result of these and other factors, no assurance can be given as to future events and readers should not place undue reliance on such statements. IPSCO assumes no responsibility for the accuracy, completeness or updating of forward looking statements, other than as may be required by applicable law.

Additional information relating to IPSCO may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml

Management’s Discussion and Analysis

IPSCO and Its Business Environment

IPSCO is a North American steel and pipe producer with facilities and process equipment located at 23 sites throughout the United States and Canada. These facilities produce carbon steel slabs, hot rolled discrete plate and coil, cut-to-length plate, finished tubular products and processed scrap.

IPSCO operates three steelworks: Mobile, Alabama; Montpelier, Iowa; and Regina, Saskatchewan. All three use electric arc furnace or mini-mill technology to convert scrap into liquid steel. Alloys are added to create a wide variety of grades. The liquid steel is cast into slabs and subsequently hot rolled into discrete plate or coil. Our steelworks can produce discrete plate in thickness from 3/16 to 4 1/2 inches and coil in thickness from 1/10 to 3/4 inches. Widths range from 48 inches to 120 inches for discrete plate and 40 inches to 120 inches for coil. Coil may be sold directly to customers or further processed at IPSCO’s cut-to-length and tubular facilities.

Five coil processing locations produce cut-to-length plate to customer requirements. Cut-to-length products are produced from steel coils of various widths, thicknesses and grades. They are cut to specific lengths to meet customer requirements in pieces from 8 feet to over 60 feet. IPSCO produces a wide range of products in yield strengths as high as 100,000 pounds per square inch, thicknesses up to 1/2 inch and widths as wide as 96 inches.

Eight pipe mills at six locations use coil to produce electric resistance weld (ERW) tubular products that range from 1 1/2 inches up to 24 inches in diameter and helically formed, double submerged arc welded tubular products greater than 24 inches.

Our tubular and cut-to-length products are produced primarily with our own coil at the downstream facilities allowing us to capture increased margins on our steel products. IPSCO is further able to optimize utilization of these facilities and capitalize on favorable market conditions by purchasing additional coil from third party vendors.

IPSCO has over 600 North American customers using steel and pipe primarily in the energy, agricultural equipment, transportation equipment, heavy machinery, and construction industries. Two-thirds of the Company’s sales are made to U.S. customers. IPSCO’s wide assortment of plate product widths, lengths, thicknesses, and grades are used by end customers to make construction and farm equipment, rail cars, barges, ships, storage tanks, bridges, structural poles, wind towers, large diameter pipe, and a host of other products.

Tubular products include oil and gas well casing and tubing (OCTG); line pipe for gathering oil and gas from wells, transmitting these products long distances, and for final distribution to end-customers; industrial pipe for low pressure water and air distribution; and structural tubular products for building, manufacturing and construction applications, most often in square or rectangular cross-sections called hollow structural sections or HSS.

Freight is an important cost for any steel and pipe producer. Our facilities are located across North America within regions of customer concentration and raw material supply minimizing both inbound and outbound freight costs.

Using centralized sales management, IPSCO markets its plate, cut-to-length and pipe products through a number of sales and service locations.

IPSCO employs about 2,500 employees and uses a number of performance incentives to reward them for cost, efficiency, service, quality improvements, safety and profitability. About 40% of IPSCO’s employees, primarily in Canada, are represented by trade unions. Expiration dates for the collective bargaining agreements vary between 2006 and 2007.

[Graphic]

PLATE AND COIL TONS PRODUCED

(millions)

2004 was the eighth consecutive record year of production.

We manage our business to maximize total corporate returns by optimizing the allocation of steel making capacity, and augmenting steel production with coil purchases for use in our downstream facilities. A change in the sales of one particular product line may indicate a change in demand or a deliberate decision to adjust sales of that product in order to generate a more profitable product mix. Decisions are made on the basis of:

1)   Continuing and expanding customer relationships,

2)   Incremental production costs and revenues,

3)   Freight consideration, either inbound or outbound, and

4)   The consideration of longer-term strategic requirements.

IPSCO Products

Over the last decade, IPSCO has invested heavily to build modern, highly efficient facilities while continuing to reinvest in existing facilities. Since 1996, over $1 billion has been invested in new steel mill facilities located in the United States. Our strategy has been to compete on a low cost basis in a larger geographic area with broader markets. The Montpelier Steelworks shipped its first commercial ton in 1997, with the Mobile Steelworks doing so in 2001. All of our steelworks employ Steckel mill technology, a design which allows us to vary production between coil and discrete plate in response to changing market conditions, optimizing mill performance and lessening commercial risk. The U.S. investments added 2.5 million tons of plate and coil capacity, increasing our total capacity to 3.5 million tons.

The Mobile and Montpelier steelworks are sited close to end users, raw material sources, and good transportation systems (including river systems to accommodate barge traffic), all of which minimize freight costs. In addition, all three of IPSCO’s steelworks manufacture similar products, providing additional flexibility, versatility and efficiency. The combination of new technology, production optimization, product mix flexibility, and freight minimization results in IPSCO being one of the lowest cost producers of steel in our product ranges as well as a leader within the industry in terms of operating profit per ton.

A significant portion of the coil produced at our steelworks is used at our cut-to-length facilities. Our facilities are close to customers, including service centers, which purchase the product for resale, fabricators, OEM’s, and job shops, which further process the steel. Three of our facilities are temper cut-to-length lines, which produce product with flatness and surface specifications, and other qualities needed in certain manufacturing processes.

[Graphic]

SALES BY PRODUCT

1.1 million tons of tubular products were shipped in 2004, 32% of total shipments.
Value-added product accounted for 48% of tons shipped.

We estimate the North American market for plate in sizes that IPSCO produces to be approximately 12 million tons. This market includes discrete carbon plate, high alloy plate, and coiled or cut-to-length plate. We also estimate that IPSCO and its two primary North American competitors, Nucor Corp. and International Steel Group (ISG), supply more than 75% of this market, with IPSCO holding the largest share. The remaining 25% of North American consumption is satisfied from imports or other North American producers.

IPSCO has positioned itself to be a major supplier in the energy tubular markets and industrial pipe markets in the United States and Canada, shipping 1.1 million tons in 2004. About 75% of IPSCO’s tubular shipments in 2004 were energy related. Our primary source of material for tubular production is the coil produced by our steelworks. Additional requirements are sourced externally, with 300,000 tons purchased from third parties in 2004.

The energy tubular product line has three major components – oil and gas well casing and tubing, line pipe, and large diameter pipe, which is a subset of line pipe distinguished by size. OCTG is used in the exploration, extraction, and production of oil and natural gas from well sites. Line pipe is used in the gathering, transmission and distribution of extracted oil and natural gas to end users. While the U.S. market for energy tubulars is larger than the Canadian market, it is fragmented among more competitors. Nevertheless, IPSCO has made substantial gains in the United States in the last two years.

IPSCO has developed a strong network of distributors and customers within the North American OCTG market. We estimate the North American market for OCTG to be 3.7 million tons and IPSCO’s share of this market to be 13%. Major competitors in the North American market are Maverick Tube Corporation, NS Group Inc., Tenaris, S.A., Lonestar Steel Company, and a high percentage of imports, primarily from the Far East.

Large diameter pipe is distinguished from other IPSCO line pipe products by its size, its cost, and the unevenness in demand for this project type business. Large diameter pipe is used in transporting large amounts of oil and gas across long distances. Demand for this pipe is generally driven by the need to transmit production from newly developed reserves, the need to meet demand greater than current oil and gas delivery systems can handle, or replacement needs related to existing large diameter lines.

Large diameter pipe product is produced at our Regina facility. The Western Canadian location has provided IPSCO with a freight advantage in the northern part of the continent but IPSCO is able to compete effectively elsewhere as evidenced by the East Texas Expansion and Cheyenne Plains projects completed in 2004. Competitors in North America are Stupp Corporation, Berg Steel Pipe Corporation, Oregon Steel Mills Inc. (Camrose) and American Cast Iron Pipe Company (ACIPCO). IPSCO is unique as a large diameter pipe producer as it uses its own steel to produce finished product.

Our industrial pipe product is produced at various tubular facilities depending on size and shape. Hollow structural product in various sizes and shapes is made at the Geneva, Nebraska; Red Deer, Alberta; and Regina, Saskatchewan facilities. Most of our facilities are capable of producing standard pipe in various sizes. IPSCO has a small share of the North American industrial pipe market.

IPSCO Strategy

IPSCO is a supplier of steel intensive goods and services providing long-term value primarily to customers in the energy, transportation equipment, and heavy equipment and construction sectors. IPSCO is an interdependent steel and pipe company, uniquely invested along a single value chain from raw materials through steel manufacturing and processing, with particular expertise in pipe.

We attempt to minimize the volatility in our business and maximize earnings through our low cost platform, flexibility, and ability to move finished production between plate, coil, and tubular products based on market trends. We believe that reduced market risk will be rewarded with higher multiples in the capital markets.

We strive to outperform our peer group with respect to return on capital – a measurement directly related to shareholder return. To accomplish this we are determined to remain one of the lowest cost producers in each market we serve.

The core effort of our strategy is to differentiate IPSCO clearly by superior execution of a customer focused commercial strategy, delivery to market, product quality, technical competence and financial performance. We build a high brand presence in the markets we serve in order to support and extend our ability to differentiate “who we are” and “what we do” from others in the marketplace.

IPSCO’s strength derives not only from the intrinsic competitive abilities of each of the activities along our value chain, but also from the synergistic combination of our facilities, resulting in better service to our customers, good penetration in competitive markets, and a set of alternatives which provides a strong defense in difficult markets. We are vigilant about maintaining our low cost in each of our activities and strive to be among the lowest cost producers in the world. With this defense, we are capable of engaging in head-to-head competition with the best in the business at every level of industrial activity undertaken.

The essence of IPSCO’s strategic design is to operate “steel short” which means we have more outlets for steel product than steel capacity. We plan to continue to increase our value-added mix of products without adding a greenfield steel making facility. We will continue to secure outlets for products either by close customer collaboration, partnership, joint venture or ownership. These strong connections allow us to manage price fluctuations in broad commodity markets.

IPSCO is flexible. It has the ability to adopt a variety of operating configurations to match market and competitive environments. Our employees are trained to operate within the uncertainties of highly competitive industries. We devote considerable resources to making sure that employees have the skills and motivation to manage both the individual units and the integrated whole to maximize our competitive and financial performance.

IPSCO’s financial goals derive directly from our operating configuration and practices. We aim not only to achieve high returns relative to the steel industry, but also to moderate the cyclical performance typical of most steel producers.

To do so our capital investments are directed toward:

•      Differentiating our goods and services to maximize revenue for each unit of output and to limit exposure to the commodity auction,

•      Keeping our cost among the lowest in North America,

•      Stabilizing our earnings through a diversity of end markets, creating a buffer for cyclical swings, and

•      Growing our company.

IPSCO has targeted a single geography – North America – where our focus, differentiation and value chain oriented strategy will have maximum effect. However, we actively seek ways to extend the scope of our ability to compete in, and meet the demands, of our chosen sector. Where it enhances our opportunity to grow shareholder returns, we may expand outside North America.

Key Performance Drivers

The North American plate market has consolidated in recent years. The consolidation has served to permanently remove capacity or, in some cases, idle it pending restructuring. Supply availability is a key driver in IPSCO’s plate product performance. The reduction of both international and domestic supply has been a factor in recent favorable plate pricing conditions.

North America historically has consumed more steel than it produces and has therefore supplemented consumption with imports. Although imports were higher in 2004 than the prior year, the weakened U.S. dollar has reduced the attractiveness of the North American market to imports. A strong global market, accentuated by China’s economic growth and subsequent high levels of steel shipments to that region, have combined with recent North American economic expansion to reduce steel supply in North America.

IPSCO’s financial performance historically has shown a direct correlation to increased sales of energy tubular or large diameter products. By far, the most important factor in this year’s results has been the margin expansion and the strength of U.S. demand for plate products. However, IPSCO has a large and continuing presence in tubular markets, shipping over 1 million tons in 2004. Demand for energy tubulars will remain a key driver for IPSCO’s success.

Demand for IPSCO’s large diameter pipe product depends on development of new oil and gas fields or expanding geographic markets, which necessitate the construction of new delivery systems. To a lesser extent, demand is driven by replacement needs or optimization of existing pipelines. When orders for new pipeline projects are obtained, they are generally substantial due to the long distances covered by the pipeline.

IPSCO’s major variable costs are steel scrap and alloys for the three steelworks, and hot rolled coil for the pipe mills and coil processing facilities. Higher plate and pipe prices are generally associated with higher scrap prices. That historical correlation was strained during 2003 when demand for IPSCO’s non-energy products made from IPSCO produced steels was low, while stronger domestic and offshore requirements for raw materials drove up scrap costs, and resulted in lower product margins. Beginning in 2004, IPSCO, like many steel producers, introduced surcharges to offset the impact of increases in scrap. The surcharges were based on monthly published scrap purchasing indices and essentially neutralized the impact of scrap price increases on margins in 2004. It is anticipated that the surcharge mechanism will remain in place in 2005.

IPSCO further manages scrap costs using a number of approaches. For example, we enjoy vertical integration through ownership of General Scrap Partnership, a Canadian scrap metal operation with 11 collection sites, five of which include shredders. In addition, IPSCO cultivates strong business relationships with most major scrap yards and brokers.

Electricity and natural gas are also important variable costs for IPSCO. We have entered into long-term supply contracts for electricity and hedge natural gas through futures and forward contracts to help stabilize prices.

In the last 10 years IPSCO’s workforce has increased by 734 employees or 42%. In this period, production volumes have increased by 2.3 million tons or nearly 200%. Consequently, man-hours per ton required have declined by 18%. The investment in new facilities and technology in the United States, combined with training of production employees has allowed us to expand and improve efficiency. IPSCO maintains a high rate of employee retention by providing industry competitive wages supplemented by profit driven incentives for achieving targets for production, safety, and shipments.

Economic success also rests, in large part, with the efficient absorption of the substantial fixed costs at each steel facility. Optimum absorption requires producing at high throughput and utilization rates. IPSCO maintained high utilization rates in 2004 as a result of continued market penetration, diversification and effective use of our steel short strategy. In particular, our newer facilities, such as the Mobile Steelworks and the Blytheville Pipeworks, were again able to increase output as production teams gained more experience.

Still another key performance driver is the ability to effectively control working capital – primarily customer receivables, inventory and vendor payables. Most products from the three steelworks are manufactured only when a commitment is received, either from a customer or due to an internal requirement to provide coil for IPSCO’s own downstream processing lines. Production based on demand helps minimize finished inventory levels. However, some pipe products, such as OCTG, may be produced in advance of orders and made available at sites that are convenient for the customer. This is especially important given the seasonal well drilling cycle for the Canadian energy market, as well as the short time interval between order dates and required delivery. Canadian well drilling is usually most active in the late fall and winter and slowest during the early spring thaw.

Prudent accounts receivable management is also critical given the cyclical nature of the steel business. IPSCO uses a number of techniques to minimize credit risk starting with a thorough and continuous monitoring of customers who request credit. This is combined with variable payment terms and close attention to account detail.

Action Plan and Capability to Deliver

Production

After completion of the Mobile Steelworks in 2001, IPSCO reduced capital expenditures to base level requirements to conserve cash during the poor market conditions which existed through the end of 2003. These lower capital expenditures were possible due to the low average age of our assets and our adherence to preventive maintenance programs at all of our facilities. As a result, capital expenditures have been $40 million or less in each of the last three years. In 2005, IPSCO will increase maintenance capital expenditure to approximately $50 million consistent with our high levels of utilization. In addition, IPSCO continually reviews potential projects that target cost reductions, capacity, product line expansion, and strategic support. Before approval, these projects must exceed our risk adjusted cost of capital.

In 2003, IPSCO formed an alliance with Blastech, Inc., to provide blast and paint processing service for steel plate. Construction of a new blast and paint facility was completed early in 2004 and the facility began operating in February 2004, increasing the value-added product range for our Mobile plate operations.

Following our September 2004 announcement, we are well-advanced in the development of a $45 million steel plate Quench, Temper and Normalizing (or “Heat Treat”) facility at the Mobile Steelworks. Normalizing operations are scheduled to begin in the fourth quarter of 2005 followed by quench and temper operations in the first quarter of 2006. Heat-treated plate is used in manufacturing applications, such as construction equipment, where strength, hardness and toughness are required. These products provide additional value to current product offerings and will displace commodity grade products in our sales mix.

Also, in September 2004, a second pipe finishing facility was commissioned at IPSCO’s pipeworks in Red Deer. The new line doubles the Red Deer Work’s finishing capacity for energy product, optimizing production and expanding our product range. Additional pipe finishing capacity is being planned.

We constantly benchmark our maintenance and operating costs against industry and facility standards. In addition to lean manufacturing, IPSCO employs a Six Sigma program and has trained and deployed nine “Black Belts” on numerous projects throughout our steel and tubular facilities. This program has contributed significant savings to help maintain our low cost platform.

Product Development

IPSCO is constantly evaluating new ways to add value to our product lines. With focused development from our research personnel and development engineers based on input from our customer base and sales force, we are expanding our plate product line to include certain niche or specialty steels, replacing commodity grade products. The heat treat products to come on line in 2005 and 2006 will also add to this product mix.

Early in 2005, IPSCO announced an investment of $3.5 million in a state of the art research unit specifically dedicated to accelerating development of the Company’s large diameter capability. This new Frontier Pipe Research Unit will also be committed to research related to other energy tubular products such as OCTG for frontier environments and other advanced energy sector steel products.

Motivated Employees

Senior management compensation is linked to shareholder return through share based incentive plans. Managers are linked to shareholder return through incentive plans based on Company performance as well as personal performance

[Graphic]

TOTAL ANNUAL RETURN ON IPSCO SHARES

The rationalization of market supply coupled with strong demand have resulted in exceptional returns to our shareholders.

[Graphic]

ANNUAL DIVIDENDS PAID

($ millions)

IPSCO has paid dividends every year since 1970.

initiatives that are directly related to IPSCO’s financial performance. Production employees in different facilities are eligible for incentive pay that relates to factors such as prime tons produced, safety, and Company profitability. All employees are eligible for plans that promote stock ownership.

Investor Relations

First and foremost, IPSCO is focused on running a profitable business with steady growth. To further create value, we will explore all available options, including dividend levels, investment in facilities, strategic initiatives related to our core business and share buybacks. IPSCO has paid cash and stock dividends on our common shares for the last 35 years, through the troughs and peaks of each cycle in that period, and continues to maintain this priority. In October 2004, IPSCO increased its quarterly dividend level to CDN $0.10 per share and in February 2005, increased it again to CDN $0.12 per share.

IPSCO’s stock trades on both the NYSE and TSX. Senior management strives to meet with major stakeholders at least once a year and, in 2004 held quarterly meetings in the United States and Canada. This has contributed to greater recognition in the U.S. equity markets compared to a year ago with a fivefold increase in U.S. market liquidity.

Corporate Governance

Good corporate governance is critical in maintaining investor confidence. For two consecutive years IPSCO has scored in the top 10% in two major corporate governance surveys, the Shareholder Confidence Index published by the Joseph L. Rotman School of Management and the Globe and Mail survey of Canadian public company practices. Our commitment to corporate governance pre-dates the Sarbanes-Oxley Act of 2002 of the United States Congress and meets or exceeds current regulatory requirements. All material financial public disclosures are reviewed prior to release by our disclosure committee and the Board’s Audit Committee. All relevant managers are involved in the CEO/CFO certification process for each quarter and at year end. IPSCO has a non-executive chairman and our Board membership is independent of management with the exception of the Chief Executive Officer. Our Audit Committee has several individuals who meet the qualifications of “financial expert” under NYSE regulations.

Government and Industry Relations

IPSCO is always mindful of both domestic and global political and industry situations that may impact the availability of raw materials, the enforcement or non-enforcement of trade laws, and the state of the global steel market.

In order to keep abreast of these situations IPSCO is involved with a number of trade associations and industry advisors in the United States and Canada, and has developed its own government relations office in Washington D.C.

Designated IPSCO employees actively participate in these associations in order to increase the industry voice in government deliberations, ensure that trade is fair and open, that environmental stewardship remains a priority, and that industry participants work together to share information on improving employee safety. Using these tools, IPSCO is able to better assess issues that may affect the Company’s business.

In 2004, our Chief Executive Officer, David Sutherland, was appointed Chairman of the Board of the American Iron and Steel Institute, a North American trade association that has members from all the NAFTA countries. Mr. Sutherland also sits on the board of the Steel Manufacturers’ Association that works specifically with the Electric Arc Furnace segment of the North American steel industry. He was recently named to the board of the National Association of Manufacturers (U.S.) and is a board member of the International Iron and Steel Institute.

Through Mr. Sutherland’s and other employees’ work with these and other organizations and our increased contact with North American policy makers, IPSCO is able to stay informed and provide information to policy makers on the needs and issues impacting IPSCO in the North American steel market.

[Graphic]

NO. 1 HEAVY MELT, CHICAGO
($/gross ton)

Scrap prices began to rise in the second half of 2003 and increased rapidly through 2004.

2004 Steel Industry Events

Increased global demand for steel and steel inputs was the most significant development in the industry in 2004, specifically with respect to pricing. China was the world’s leading importer of steel and steel making raw materials during 2004. The high level of this demand, which increased through 2003 and 2004, drove prices significantly higher for iron ore, coke, scrap, alloys and finished products, including freight costs for transporting these commodities.

Steel industry restructuring continued during 2004, although at a slower pace than in 2003, further constraining supply. Stelco Inc. filed for bankruptcy protection and the status of its facilities awaits final bankruptcy court determination. Mittal Steel Company announced plans to acquire ISG, itself a consolidator of U.S. capacity in 2002. Nucor acquired Tuscaloosa Steel Corp. We believe that IPSCO will continue to be competitive against these new, combined, and/or restructured operations.

The U.S. dollar weakened against the Euro (8%), the Japanese yen (4%) and the Canadian dollar (7%) during 2004. The exchange differentials increased the U.S. cost of imported steel from these sources and decreased the price offshore buyers had to pay for U.S. exports. IPSCO has operations in both the United States and Canada, and uses the U.S. dollar as its reporting currency. In general, IPSCO benefits modestly from a weaker U.S. dollar. During 2004, however, the weaker U.S. dollar increased the demand for North American scrap from overseas markets and resulted in higher scrap exports and higher scrap costs for IPSCO and the North American steel industry, generally. Although imports to the United States were higher in 2004 than in the prior years, the weakened dollar mitigated the impact of this activity.

Demand pressures continued throughout the year generating high and volatile monthly scrap prices. Scrap prices, which began to increase rapidly in the second half of 2003, continued to rise in 2004. For example, scrap pricing per ton for Chicago #1 heavy melt was $220 in December of 2004, 36% higher than the prior December. These large increases in scrap prices led IPSCO to announce raw material surcharges to allow adequate access to raw material and offset any additional margin deterioration due to raw material increases. Integrated steel producers, who use less scrap per ton than mini-mill producers like IPSCO, were affected to some extent by these increases, and by higher coke and iron ore prices. Consequently, most steel producers adopted some form of surcharge mechanism in 2004.

As a result of these factors, IPSCO and other steel producers realized pricing for products that exceeded historical highs. Pricing expanded margin levels for IPSCO to 29% in 2004 from 8% in 2003. As a result, IPSCO, like most other steel producers in North America, has generated record profits in 2004, as well as significant cash flow.

Results of Operations

Year ended December 31, 2004 compared with Year ended December 31, 2003

Revenue of $2.5 billion in 2004 was an increase of $1.2 billion over 2003 and resulted from significantly higher year-over-year base prices in all product lines, higher volumes of steel mill and tubular product shipments, and raw material surcharges of $227 million. Higher sales of energy tubular products resulted from increased drilling activity in the United States and Canada and the completion of two major large diameter projects, Cheyenne Plains and the East Texas Expansion. The stronger Canadian dollar also increased reported sales by $57.5 million over 2003.

Cost of sales increased 46.7% to $1.7 billion compared to $1.2 billion in 2003. Higher scrap costs were basically offset by surcharges. However, increases in gas, electricity and alloy prices were absorbed in margins. Higher production rates at our U.S. steelworks and tubular facilities helped to limit the margin impact of other input cost increases through volume efficiencies.

[Graphic]

REVENUE

($ billion)

Sales of $2.5 billion in 2004 were a record for the third consecutive year.

[Graphic]

SELLING PRICE PER TON

(dollar)

Strong demand, surcharge revenues and a favorable mix of value-added product increased average selling price.

[Graphic]

GROSS MARGIN

($ million)

Gross margin was driven by price increases in all product lines, volume increases and favorable product mix.

Gross margins were 29.2% of sales versus 8.6% in 2003, reflecting a favorable product mix and the significant price increases in all products which offset higher input costs.

IPSCO’s average unit selling price, including raw material surcharges, increased to $689 per ton in 2004 from $413 per ton in 2003. The average base price excluding surcharge in 2004 was $624 per ton, 51% higher than the average in 2003.

IPSCO’s average unit selling price for steel mill products increased $280 per ton to $624 per ton, an 81% increase over the $344 per ton average price last year. The average per ton steel product surcharge contributed $63 per ton to this increase. The average base price increase of $217 per ton is attributed to strong demand, favorable market conditions and a shift to more value-added products. IPSCO’s average unit selling price for tubular products increased 45% or $256 to $829 per ton.

In 2004, a total of $1.1 billion was spent on major raw materials and consumables for IPSCO’s three steelworks, up by 78% over the $604 million spent in 2003. Included in this amount are expenditures for steel scrap, pig iron, alloys, carbon electrodes, oxygen, refractories, limestone, natural gas, and electricity.

The procurement of ferrous scrap, our largest input, is on a monthly cycle largely through an auction process. During 2004, IPSCO purchased 3.8 million tons of scrap, 9% more than the prior year. For 2004 the average cost of scrap consumed increased 67%. Although the price was volatile during the year, each quarterly average showed increases over the prior quarter. IPSCO’s internally sourced scrap provided 10% of IPSCO’s overall needs. The remainder was readily available, although at increased prices, from other parties.

Energy inputs constitute a significant portion of an electric furnace steel maker’s costs. In 2004 IPSCO’s cost per kilowatt-hour increased 7% compared to 2003, however, higher utilization rates and savings realized through improved practices offset this increase and average cost per ton related to electricity actually declined 3%. Natural gas costs per millions of British Thermal Units increased by about 10%. These natural gas increases were partially offset by higher utilization rates as average cost per ton produced increased 2%.

Maintenance is a very important cost factor for steel production facilities. Effective April 1, 2004, we changed our method of accounting for the costs of major overhauls and repairs. Under the new method, the cost of major overhauls and repairs which are not capitalized are expensed as incurred. Previously, the non-capital estimated cost of such repairs was accrued on a straight-line basis with actual costs charged to the accrual as incurred. Therefore, the new method more appropriately recognizes such costs in the period incurred. All periods addressed in this MD&A have been restated to reflect this change which resulted in an increase to net income of $4.2 million and $1.4 million in 2003 and 2002, respectively. See Note 3 to the Consolidated Financial Statements for additional information.

Amortization of capital assets increased 26% to $77.1 million in 2004 from $61.1 million in 2003. On January 1, 2004, we changed our estimate of the useful life of certain major machinery and equipment from 25 to 20 years. This change has been applied prospectively and the effect on 2004 expense was $15.1 million. The remainder of the year-over-year change is related to capital asset additions during the years.

Shipments

The following table details tons shipped by major product line.

[Graphic]

COST OF MAJOR RAW MATERIALS AND CONSUMABLES

($ million)

Scrap price increases of 67% were the major driver of raw material cost increases.

Tons Shipped

(in thousands)

	2004	2003	2002
Discrete plate and coil	1,860	1,620	1,543
Cut plate	573	576	572
Steel mill products	2,433	2,196	2,115
Energy tubulars	666	583	382
Non-energy tubulars	266	245	271
Large diameter pipe	196	113	129
Tubular products	1,128	941	782
Total	3,561	3,137	2,897

For the eighth consecutive year IPSCO shipped record tonnage, amounting to 3,561,000 tons, or 13.5% more than a year earlier. Shipments to U.S. customers were 2,580,000 tons, 72% of the total, while Canadian based customers accounted for 981,000 tons, or 28%.

Shipments of 2,433,000 tons of discrete plate, cut plate and hot rolled coil (steel mill products) were 11% higher than a year earlier. Tons sold in the United States increased by 13% while Canadian tons increased by 3%.

IPSCO’s coil processing facilities in Houston, Texas; St. Paul, Minnesota; and Toronto, Ontario all make temper-leveled plate products that offer superior flatness, surface quality and higher strengths without furnace treatment. Shipments from coil processing facilities were 573,000 tons, comparable to the previous year. Canadian-destined shipments increased 8% compared to 2003 levels while U.S. shipments declined 4%.

IPSCO produces tubular products, primarily from our own coil, at six locations. By adding value to the basic steel mill product, profitability is enhanced.

[Graphic]

U.S/ CANADA SALES TONS

IPSCO has continued to increase its penetration into U.S. markets.

About 32%, or 1,128,300 tons, of IPSCO’s total shipments in 2004 were tubular products, up from 30% in 2003, and 20% higher than last year’s tubular shipments. Shipments to U.S. customers increased 37% while shipments to Canadian customers increased 6%.

Energy tubular product sales increased 14% or 83,000 tons due to stronger oil and gas drilling activity. The average number of active drilling rigs increased on a year-over-year basis from 1,032 to 1,192 in the United States and decreased from 372 to 369 in Canada for a combined increase of 11%. Total shipments of large diameter pipe increased 75% to 196,000 tons from 113,000 tons due to the successful completion of the 36” diameter Cheyenne Plains and East Texas Expansion projects in 2004. Shipments of non-energy tubulars increased from 245,000 to 266,000 or 9% due to increased commercial demand and market penetration in the United States.

Production

Capacity utilization is another key driver of performance for IPSCO. Tonnage of output is in part a function of the number of production turns at each facility. Theoretically, all production equipment is available for 168 hours a week, less operating downtime for routine maintenance. Therefore, to maximize plant and equipment utilization and minimize absorbed cost per ton of output, optimum cost performance occurs when four crews run the facilities around-the-clock. Optimum utilization after routine maintenance is about 95%.

Capacity, utilization and production by facilities are as follows:

		Utilization			Production (tons)(2)
Facilities	Capacity (tons)(1)	2004	2003	2002	2004	2003	2002
Regina	1,000	91%	92%	89%	1,001	1,003	961
Montpelier	1,250	94%	95%	91%	1,215	1,103	1,114
Mobile	1,250	92%	89%	80%	1,304	1,111	932
Coil Processing	1,200	35%	37%	37%	562	558	559
Small Diameter	1,125	89%	69%	58%	897	739	588
Large Diameter	600	36%	34%	34%	197	141	142

(1)          In thousands of tons of finished product.

(2)          In thousands; based upon liquid steel for steelworks; finished products for other facilities.

Production at the Regina Steelworks was 1,000,600 liquid tons in 2004, which is essentially flat compared to the prior year. The Montpelier Steelworks recorded production of 1,214,900 liquid tons of steel, compared to 1,103,200 tons in 2003, an increase of 10%. The Mobile Steelworks produced 1,304,200 tons of liquid steel in 2004 versus 1,111,000 tons in 2003, a fourth consecutive annual production increase.

A total of 1,774,700 tons of coil were produced by IPSCO’s steelworks, up 3% from 2003, reflecting primarily the increased demand generated by our tubular products. IPSCO’s steelworks produced 1,508,600 tons of discrete plate, an increase of 16% over 2003. All three steelworks posted production increases in finished product year-over-year.

Large diameter utilization increased to 36% as production for the East Texas Expansion continued through September, 2004.

IPSCO’s coil processing and tubular operations consumed 296,800 tons of hot rolled coil purchased from third parties,

[Graphic]

OPERATING PROFIT PER TON

(dollar)

Operating profit per ton ranks among the leaders in the industry.

supplementing IPSCO’s own production. This was 50% more than the 198,300 tons consumed a year earlier. The principal reason for the increase was higher demand for energy tubular products.

The number of man-hours required to produce a ton of coil or discrete plate averaged 0.70 for the combined steelworks.

IPSCO pipe mills produced 19% more tons than a year earlier due to the impact of higher drilling activity on demand for OCTG. The man-hours required to convert finished steel to one ton of finished pipe averaged 2.01, down from 2.36 man-hours in 2003. Production of large diameter gas transmission pipe was 52,000 tons higher in 2004 reflecting the production and shipment of the Cheyenne Plains and East Texas large diameter projects. The large diameter mills in Regina experienced a 36% utilization rate in 2004 versus 34% the prior year, reflecting the demand placed on the mills by these projects.

Selling, Research and Administration Expense

Selling, research and administrative expenses of $61.5 million were 12% higher than the $54.7 million expenses for 2003. About $2.0 million of the increase resulted from the stronger Canadian dollar. Salaries and wages increased by $3.0 million relating to merit increases, stock based compensation and performance incentives.

Interest on Long-Term Debt

Interest expense on long-term debt increased to $35.3 million in 2004, up 15% or $4.7 million over 2003. This reflects a full year of interest expense for the $200 million 8.75% Senior Notes due 2013, issued in June of 2003, versus only seven months interest expense incurred in 2003. Proceeds from the issuance of these notes were used to retire bank debt in 2003 as well as IPSCO’s preferred shares in May of 2004. The retirement of the preferred shares eliminated the cost as well as the dilutive impact of the shares.

Income Before Taxes, Net Income Attributable to Common Shareholders

Income before income taxes increased $596.8 million to $629.9 million in 2004 as a result of the favorable commercial and operating performance described in the previous sections.

Income tax expense totaled $191.3 million in 2004, up over the $16.5 million reported in 2003. The effective tax rate was reduced from 50% to 30.4% as the strength of U.S. results allowed IPSCO to reverse its valuation allowance against tax benefits booked prior to 2003. See Note 5 to the Consolidated Financial Statements for further discussion.

Net income increased by $422.0 million from $16.6 million recorded in 2003. Interest on Subordinated Notes and dividends on preferred shares decreased by $4.4 million from the $12.1 million recorded in 2003 due to the repayment of the underlying securities. The net income available to common shareholders was $430.9 million or $8.24 per diluted share compared to $4.5 million or $0.09 per diluted share in 2003.

[Graphic]

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS

($ million)

Higher selling prices were the major factor in increased net income.

Year ended December 31, 2003 compared with Year ended December 31, 2002

Revenue of $1.29 billion in 2003 resulted from significantly higher sales of energy tubular products, improved pricing for all product lines and slightly higher shipments from the Mobile Steelworks. Higher sales of energy tubular products resulted from increased drilling activity in Western Canada, and continued strong market penetration with this product line in the United States where drilling activity also increased.

Cost of sales increased 21% to $1.2 billion compared to $978 million in 2002. Gross margin decreased to 8.6% of sales from 9.6% in 2002, reflecting significantly higher raw material costs. This trend was partially offset by improved production costs at both U.S. steelworks, the result of higher production levels and therefore better utilization rates.

IPSCO’s average unit selling price increased to $413 per ton in 2003 from $369 per ton in 2002, due to both higher unit prices and an improved product mix. The stronger Canadian dollar also increased sales by $54 million over 2002.

IPSCO’s average unit selling price for steel mill products improved about 5% on a year-over-year basis primarily due to modest price increases and selective commercial practices offset by regional pricing differences. Market conditions did not improve appreciably year-over-year, but did gradually strengthen toward the end of 2003.

IPSCO’s average unit selling price of energy tubular products increased around 9% while non-energy tubular prices increased about 11% over 2002. Large diameter pipe pricing, which can vary significantly based on project specifications and mix, was unchanged year-over-year. The selling price increase experienced by energy tubulars reflected improved market conditions as evidenced by higher drilling rates as well as a stronger Canadian dollar. The increase in average pricing for non-energy tubulars, however, was primarily the result of significantly higher coil costs, some of which were passed on to the customer.

In 2003, a total of $604 million was spent on major raw materials and consumables for IPSCO’s three steelworks, up by 21% over the $500 million spent in 2002. Included in the amount are expenditures for steel scrap, pig iron, alloys, carbon electrodes, oxygen, refractories, limestone, natural gas, and electricity. Scrap and other raw material costs increased rapidly during the second half of 2003, reaching historically high levels.

Approximately one third of our business in steel mill products and some tubular product sales were under contract during 2003 with prices fixed for a number of months. Consequently, while IPSCO attempted to raise prices over the course of the year, price realization lagged behind raw material cost increases, resulting in lower gross margins. Surcharges were not implemented until January 2004.

During 2003, IPSCO recycled 3.6 million tons of scrap, the principal raw material for its steel mills, at an average cost about 17% higher than the previous year. IPSCO’s General Scrap Partnership and IPSCO Direct Inc., an Alberta scrap collection company, provided 11% of IPSCO’s overall needs. The remainder was readily available from other parties.

Energy inputs constitute a significant portion of an electric furnace steel maker’s costs. In 2003, IPSCO’s cost per kilowatt-hour was virtually unchanged compared to 2002, because savings realized through improved practices offset slightly higher costs due to escalation clauses in long-term supply contracts. Natural gas costs per millions of British Thermal Units increased by about 29%.

Pension expenses, principally for the defined benefit plans under Canadian labor contracts, increased $5.8 million compared to 2002. Most of the increase was attributable to benefit improvements granted as part of previous labor agreements, as well as other actuarial factors detailed in Note 8 of the Consolidated Financial Statements. Future annual pension expenses were not expected to increase significantly.

Amortization of capital assets increased by 20% to $61.1 million in 2003 from $51 million in 2002. This reflects higher amortization of equipment at the Mobile Steelworks as well as the effect of new assets being placed into service during 2003.

Shipments

Shipments to U.S. customers were 2,198,700 tons, 70% of the total, while Canadian based customers accounted for 938,400 tons, or 30%. Most of the growth in shipments was in the tubular product lines.

Shipments of 2,196,500 tons of discrete plate, cut plate and hot rolled coil were 4% higher than a year earlier. United States destined tons increased by 2% while Canadian destined tons increased 10%. Shipments from coil processing facilities were 576,700 tons, basically comparable to the year earlier. Canadian destined shipments dropped 5% compared to 2002 levels while U.S. shipments rose 3%.

About 30% of IPSCO’s total shipments in 2003 were tubular products, up from 27% in 2002, reflecting the impact of stronger western Canadian drilling activity.

Tubular product volume increased 20% over 2002 levels to 940,600 tons. Shipments of these products to U.S. customers increased 8% while shipments to Canadian customers increased 34%. OCTG sales increased due to stronger oil and gas drilling activity. Total shipments of large diameter pipe fell 13% to 112,600 tons from 129,400 tons. Shipments of OCTG and small diameter line pipe increased 53% from 381,300 tons to 582,700 tons. The average number of active drilling rigs increased on a year-over-year basis from 831 to 1,032 in the U.S. and from 266 to 372 in Canada for a combined increase of 28%. Shipments of non-energy tubulars dropped from 271,200 tons to 245,300 tons, or 10%, primarily because management diverted production capacity in response to higher demand in small diameter energy markets.

Production

Production at the Regina Steelworks increased 4% to 1,003,000 liquid tons in 2003, primarily because of a fourteen-day scheduled maintenance outage in 2002. The Montpelier Steelworks recorded production of 1,103,200 liquid tons of steel, comparable to 2002. Utilization increased to 95% reflecting a different product mix and two events in 2002, a mechanical failure on its static shear as well as an eight-day scheduled maintenance outage. The Mobile Steelworks produced 1,111,000 tons of liquid steel in 2003 versus 932,100 tons in 2002. The percentage of prime production continued to increase as the operation matured.

The number of man-hours required to produce a ton of coil or discrete plate averaged 0.75 for the combined steelworks.

A total of 558,300 tons of coil was processed by IPSCO’s downstream coil processing facilities, comparable to 558,700 tons in 2002. IPSCO’s coil processing and tubular operations consumed 198,300 tons of hot rolled coil purchased from third parties, supplementing IPSCO’s own production. This was 68% more than the 118,200 tons consumed a year earlier. The principal reason for the increase was improved demand for energy tubular products.

IPSCO pipe mills produced 21% more tons than the prior year due to the impact of higher drilling activity on demand for OCTG. The man-hours required to convert finished steel to one ton of finished pipe averaged 2.36, down slightly from 2.44 man-hours in 2002. Production of large diameter gas transmission pipe was comparable to 2002. Shipments decreased 13% to 112,600 tons, reflecting a limited number of projects in the transmission industry. The large diameter mills in Regina experienced a 34% utilization rate, identical to the rate recorded a year earlier.

Selling, Research and Administration Expense

Selling, research and administrative expenses of $54.7 million were 6% higher than $51.4 million for 2002. About $2 million of the increase resulted from the stronger Canadian dollar. Canadian capital taxes were also up $1.5 million year-over-year. Salaries and wages increased by less than 3%. An expense for stock based incentive awards also contributed to the increase. These grants of restricted stock and performance units replaced IPSCO’s stock option grants in 2003.

Interest on Long-Term Debt

Interest expense on long-term debt increased to $30.6 million in 2003, up 28% over 2002. This was primarily the result of increased borrowing levels in 2003 related to the June 2003 $200 million 8.75% Senior Notes.

Income Before Taxes, Net Income and Net Income Available to Common Shareholders

Income before income taxes decreased by 3% (18% increase excluding non-recurring items) to $33.1 million in 2003 as a result of the changes described in the previous sections. The 2002 results include one non-recurring transaction – the sale of idle assets for $6.5 million, while both periods have been restated to reflect the new method of accounting for the cost of major overhauls and repairs.

Income tax expense totaled $16.5 million in 2003, up over the $12.2 million reported in 2002. The effective tax rate increased from 36% to 50% primarily because IPSCO did not recognize tax benefits on the 2003 operating losses in the United States.

Net income fell by 24% (6% excluding non-recurring items) to $16.6 million in 2003. The net income available to common shareholders was $4.5 million or $0.09 per diluted share compared to $10.3 million or $0.22 per diluted share in 2002.

Liquidity and Capital Resources

Cash Requirements

IPSCO has ongoing commitments under various contractual and commercial obligations at December 31, 2004, as shown below. The information presented does not include obligations that have maturities of less than one year or planned capital expenditures.

Contractual Obligations		Payments Due by Period
($ millions)
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long-term debt	407	14	141	42	210
Interest	194	33	78	39	44
Leases	180	21	57	15	87
Other long-term obligations	270	65	117	22	66
Total contractual cash obligations	1,051	133	393	118	407

Long-term Debt

Long-term Debt	Amount	Interest Rate	Due
(including current portion)	(millions)
Notes	$71.4	7.32%	April 1, 2009
Debentures	83.2	7.80%	December 1, 2006
Loan	14.7	6.00%	June 1, 2007
Financing	28.0	8.11%	November 1, 2009
Financing	10.0	6.88%	May 1, 2010
Notes	200.0	8.75%	June 1, 2013
Total	$407.3

Long-term debt, all unsecured, consists of various notes, debentures and financing issued since 1994. The only annual payment requirement, $14.3 million per annum, relates to the 7.32% notes maturing April 1, 2009.

The 7.32% Series B Senior Notes due 2009, 7.80% IPSCO Inc. Debentures due 2006, 6.00% Solid Waste Disposal Revenue Bonds, Series 1997, due 2007, and 8.11% Taxable Industrial Development Revenue Bonds, Series 1999, due 2009 are subject to financial test covenants and to certain customary covenants (including limitations on liens and sale and leasebacks). The 6.88% financing and the 8.75% notes are not subject to any financial test covenants. The 8.75% notes, however, contain restrictions and limitations on liens, and sales and leasebacks. Non-compliance with any of the above covenants could result in accelerated payment of the related debt. IPSCO was in compliance with all covenants on December 31, 2004.

[Graphic]

WORKING CAPITAL

($ millons)

Increased working capital for 2004 was primarily due to higher sales and inventories.

Leases

Leases	Value at inception of lease
Sale and leaseback – Montpelier	$150.0
Sale and leaseback – Houston	15.0
Other operating leases	28.6
Total Leases:	$193.6

The Montpelier Steelworks sale and leaseback of the melt shop and caster was completed in 2000. IPSCO has an option, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the lease term for the fair market value of the equipment, subject to a residual guarantee of $37.5 million. For Canadian generally accepted accounting principles (GAAP) purposes, this transaction was treated as a sale and the subsequent lease payments as operating expenses. For U.S. GAAP purposes, this transaction was recorded as a financing lease, with no recognition of the disposal of the assets.

The sale and leaseback of the Houston cut-to-length facility’s temper mill was completed in 2001. IPSCO has the option, but not the obligation, to purchase the equipment for a predetermined amount after seven years of the 7.5 year lease.

Other operating leases consist of various production equipment, office equipment and premises.

Other Long-term Commitments

IPSCO has entered into long-term electricity and natural gas supply agreements for the Regina, Montpelier and Mobile Steelworks, as well as service contracts to provide maintenance and logistics support to those steelworks.

Sources and Uses of Cash

Working capital provided by operations in 2004 was $497.4 million compared to $99.3 million in 2003. Cash provided from operations before changes in non-cash working capital was $597.3 million in 2004, an increase of $488.2 million over 2003, reflecting higher gross income as well as extra funding to defined benefit pension plans. The change in non-cash working capital was a use of $99.9 million, an increase of $90.0 million over 2003. The increase in use of cash for working capital was attributable to higher receivables related to increased sales, higher unit costs as well as units of inventories compared to the prior year, and an increase of income taxes payable. Cash used in financing activities was $237.5 million in 2004 compared to a source of $19.7 million in 2003. In May of 2004, IPSCO retired its preferred shares for $109 million. In November of 2004 IPSCO’s Junior Subordinated Notes were redeemed for $100 million.

The source of financing funds in 2003 was the $200 million 8.75% Senior Notes placed with about 120 institutions principally based in the United States in June of that year. Senior unsecured notes were issued at par with an 8.75% coupon with a term of ten years and are due in 2013. The net proceeds were used to repay all debt under the revolving term credit facility, as well as other small notes, and the balance was reflected in our cash position.

Interest paid on the Junior Subordinated Notes in 2004 amounted to $12 million versus $8.5 million in 2003. The increase was due to the payment of interest upon the redemption of the Junior Subordinated Notes at the end of November instead of at the semi-annual interest date of January 1.

IPSCO’s Canadian defined benefit plans are made up of qualified plans for our employees and unqualified plans which are supplementary to qualified plans for our executives. The funding status of the qualified plans increased to 83% at year end 2004 from 75% at year end 2003. The Company contributed a total of $21.6 million to the plans during the year. This included additional funding to the qualified pension plans of $12.1 million over that required by government regulations. This funding offset the effects of a lower assumed discount rate on the projected benefit obligation. The unqualified

[Graphic]

CAPITAL EXPENDITURES

($ millions)

IPSCO’s recent expansion and modern facilities have allowed modest levels of capital expenditures.

supplementary pension plan for our executives is not funded until due.

Dividends to holders of common shares were $9.5 million in 2004 compared to $7.0 million the prior year and reflect a dividend increase of CDN $0.05/share for shareholders at December 31, 2004, increased share volume due to shares issued pursuant to our share option plan, as well as the strength of the Canadian dollar year-over-year. Cash received for shares issued related to exercise of 1,711,686 options was $30.4 million in 2004 versus $2.6 million in 2003 for 186,503 options. As of December 31, 2004, there were 49.7 million common shares issued and outstanding.

Capital Investments

Capital investment for the past two years was kept to compliance and maintenance levels. Total capital expenditures for 2004 were $29.1 million, an increase of $15.6 million over spending in 2003. Included in this year’s expenditures are $5.7 million for the Regina baghouse expansion and $0.5 million for the Mobile Quench and Temper facility. Carry forward expenditures in 2005 for these specific projects will be approximately $50 million. Also included in 2004 is $4.6 million for the exercise of an early buyout option on an operating lease.

Liquidity

The principal indicators of IPSCO’s liquidity are its cash position and amounts available under its bank line of credit (revolving term facility).

On November 19, 2004, IPSCO replaced its committed revolving term facility of $200 million (expiring March 4, 2005) with a committed revolving term facility of $150 million (expiring November 19, 2007). As of December 31, 2004, letters of credit of $13.9 million were outstanding against the revolving term facility resulting in $136.1 million available for use.

The revolving term facility provides for unsecured advances. The amount available is the total committed amount less direct borrowings and outstanding letters of credit. The facility has financial covenants with which IPSCO must comply.

Principal financial covenants under the revolving term facility require that:

•                  Consolidated debt less unrestricted cash to consolidated total capitalization not exceed 35% prior to June 30, 2005, 32.5% prior to December 31, 2005 and 30% thereafter,

•                  Tangible net worth shall exceed $750 million plus 50% of net income after June 30, 2004,

•                  Current assets to current liabilities shall be greater than 1.00, and

•                  Free cash flow to fixed charges shall exceed 1.25 for the period up to and including September 30, 2005, and 1.50 thereafter.

The revolving term facility is also subject to other customary covenants and events of default. Non-compliance with any of the above covenants could result in accelerated payment of the related debt and termination of the revolving term facility. IPSCO was in compliance with all covenants as at December 31, 2004.

During 2004, IPSCO’s cash position increased by $223.5 million to $355.1 million while the working capital ratio increased from 3.3:1.0 to 3.4:1.0.

At December 31, 2004, the committed cost to complete in-process capital projects was $28 million. As at the end of 2003, this amount was $3.7 million.

IPSCO expects that it will be able to finance future expenditures from its cash position, cash from operations, and the revolving term facility. We may also consider operating lease financing as well as additional debt or equity financing as may be appropriate.

From time to time IPSCO makes use of interest rate swaps and foreign currency contracts to manage IPSCO’s interest rate and foreign exchange risks. IPSCO has entered into swap agreements to hedge the cost of purchasing natural gas through December 31, 2007. As at December 31, 2004, the unrealized gain under these contracts was $1.5 million compared to an unrealized loss of $44,000 at the end of 2003.

Late in 2003, we also entered into a series of foreign exchange forward contracts to hedge the margin on products with Canadian dollar costs that are sold under contracts denominated in U.S. dollars. The contracts fixed the Canadian dollar amounts to be received, and the U.S. dollar amounts to be delivered, on a series of dates beginning January 29, 2004, and ending August 30, 2004. At December 31, 2003, the unrealized gain under these contracts was $0.2 million. At the end of December 31, 2004 there were no forward exchange forward contracts.

Debt Ratings

IPSCO maintains debt ratings with three of North America’s principal rating agencies to comply with various debt covenants. Moody’s Investor Service assigned a Ba3 senior implied rating in June of 2003 in conjunction with the $200 million 8.75% Senior Notes discussed above. This was upgraded to a Ba2 (positive) rating on November 5, 2004. Standard & Poor’s Rating’s Services affirmed its rating of BB+ with a stable outlook in June 2003 and on February 14, 2004 lowered the rating to a BB (stable). Dominion Bond Rating Service (DBRS) lowered their rating on these debt securities from BBB to BBB (low) with a stable outlook in 2003 and maintained that rating in 2004. DBRS continues to regard IPSCO as investment grade, based in large part on a strong balance sheet and sufficient access to liquidity.

[Graphic]

COMMON SHAREHOLDERS’ EQUITY

($ millions)

2004 results have contributed to a stronger balance sheet and greater financial strength.

Capital Structure

IPSCO strives to maintain a strong balance sheet and a flexible capital structure. IPSCO has the ability to, and may elect to, use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt.

IPSCO considers its capital structure as of December 31, 2004 to be:

Consolidated debt (includes Montpelier Lease)*	$545.6 million
Shareholders’ equity	$1,389.6 million
Total capitalization	$1,935.2 million

Consolidated debt to total capitalization	28%
Cash and cash equivalents	$355.1 million
Net consolidated debt to total capitalization	10%

*                 Consolidated debt includes long-term debt (including the current portion) and two items which are considered under Canadian GAAP to be off-balance sheet arrangements. These are the lease of the meltshop and caster equipment at the Montpelier Steelworks, and certain letters of credit. The $150 million Montpelier sale and leaseback is considered as debt under U.S. GAAP. The $13.9 million of outstanding letters of credit are considered to be contingencies under both Canadian and U.S. GAAP. These two items are the only material off-balance sheet arrangements which have or are reasonably likely to have, a current or future effect on IPSCO’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

In October 2004, as part of regular reviews of the dividend level on common shares, IPSCO’s Board of Directors approved a doubling of the quarterly cash dividend to CDN $0.10 per share. In February 2005, a further 20% increase to CDN $0.12 per share was approved. This increase in dividend is indicative of the confidence the Board of Directors and management have in IPSCO’s long-term business and financial outlook.

Quarterly Results	2004	2003	2002
Results by quarter for 2004, 2003, and 2002 were as follows:

Tons Shipped (thousands)
1st Quarter	937.1	674.2	749.5
2nd Quarter	884.2	748.8	810.9
3rd Quarter	844.1	817.3	697.8
4th Quarter	895.6	896.8	638.7
Total	3,561.0	3,137.1	2,896.9

Sales (millions)
1st Quarter	$482.9	$279.9	$271.1
2nd Quarter	548.3	298.2	287.6
3rd Quarter	641.9	335.0	266.9
4th Quarter	779.6	381.5	256.1
Total	$2,452.7	$1,294.6	$1,081.7

Net Income (Loss) Available to Common Shareholders (millions)
1st Quarter	$31.3	$3.1	$(0.3)
2nd Quarter	66.4	(6.6)	4.4
3rd Quarter	144.5	(1.7)	(0.1)
4th Quarter	188.7	9.7	6.3
Total	$430.9	$4.5	$10.3

Basic Earnings (Loss) per Common Share
1st Quarter	$0.65	$0.07	$(0.01)
2nd Quarter	1.38	(0.14)	0.09
3rd Quarter	2.99	(0.04)	0.00
4th Quarter	3.85	0.20	0.13
Year	8.92	0.09	0.22

Diluted Earnings (Loss) per Common Share
1st Quarter	$0.57	$0.07	$(0.01)
2nd Quarter	1.22	(0.14)	0.09
3rd Quarter	2.76	(0.04)	0.00
4th Quarter	3.71	0.20	0.13
Year	8.24	0.09	0.22

Changes in the Company’s effective tax rate in the fourth quarters of 2004 and 2003 had the effect of increasing net income for the quarter by approximately $7.0 million ($0.14 per diluted share) and $1.3 million ($0.03 per diluted share), respectively.

Selected Annual Information		2004	2003	2002
(thousands of U.S. dollars except share and per share data)

Sales		2,452,675	1,294,566	1,081,709
Net income available to common shareholders		438,610	16,585	21,700
Earnings per common share	– basic	8.92	0.09	0.22
	– diluted	8.24	0.09	0.22
Total assets		2,348,921	1,931,103	1,736,291
Total long-term financial liabilities		393,053	401,244	342,202
Cash dividends declared	Common shares CDN	0.25	0.20	0.20
	Preferred shares CDN	0.34375	1.37500	1.37500
Common shares outstanding as of December 31		49,737,180	47,940,907	47,667,487

Significant Differences Between U.S. and Canadian GAAP

IPSCO uses U.S. dollars as the basis for its financial statement reporting, and follows GAAP in presenting financial results. The U.S./Canadian GAAP differences generally relate to timing issues for expense recognition. The differences in the reported results arising from using U.S. as opposed to Canadian GAAP are summarized in Note 22 to the 2004 Consolidated Financial Statements.

Critical Accounting Policies

We prepare our financial statements in conformity with Canadian GAAP. Our significant accounting polices are discussed in the notes to the consolidated financial statements. The application of these policies requires important judgments or estimations that can affect financial position, results of operations and cash flows. We believe the accounting principles chosen are appropriate under the circumstances, and that the estimates, judgments and assumptions involved in our financial reporting are reasonable.

Accounting estimates made by management are based on an analysis of historical experience and information on current events that are available to management at the time the estimate is made. If circumstances on which estimates were based change, the impact is included in the results of operations for the period in which the change occurs. Critical accounting policies that are subject to significant estimates and assumptions are summarized below.

Valuation of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Factors that could affect our estimate of undiscounted cash flows include, among other things, technological changes, economic conditions or changes in operating performance, resulting in the need to write-down those assets to fair value.

Allowance for Doubtful Accounts

IPSCO has established an allowance for doubtful accounts for losses resulting from the potential risk that some customers may be unable to make payments. We continually monitor payment patterns of customers, investigate past-due accounts to assess likelihood of collection and monitor industry and economic trends to estimate required allowances.

Inventory Valuation

Inventories are valued at the lowest of average cost, replacement cost or net realizable value. Every month we perform an analysis to determine whether any reduction in the average cost of inventory is necessary to record inventory at the lowest value. In addition, an analysis is regularly performed to determine whether saleable products on hand need to be written down to reflect their estimated net realizable value given the intended sales channel for the product. Write-downs to secondary grade are recognized based on this analysis. If the products do not achieve this lower net realizable value, further losses in their disposition would be recognized.

Obligations Relating to Employee Pension Plans

IPSCO provides retirement benefits for almost all of our employees under several defined benefit and defined contribution plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. Our policy regarding the defined benefit plans is to fund the amount that is required by governing legislation. Independent actuaries perform the required calculations to determine pension expense in accordance with GAAP. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liabilities related to the plans. The actuarial assumptions used may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may affect the net pension expense and liability recorded.

Business Risks and Uncertainties

We believe the following principal risks and uncertainties should be taken into consideration by prudent investors.

Industry Competition

The global steel industry remains highly competitive. We compete with foreign and domestic steel makers, many of whom are now more competitive due to the industry restructuring that has occurred since 2002. Competition in the industry is not only based on price, quality and ability to meet customers’ product specifications and delivery schedules; steel products must also compete with concrete, plastic, aluminum and other composite materials for many product applications. The highly competitive nature of the industry may affect our results.

Excess Global Capacity and Unfair Trade

The effect of excess global capacity on North American steel prices remains a significant risk for IPSCO. Excess global supply of steel has occasionally resulted in surges of steel into North American markets and, in recent years had driven prices to historic lows.

Economic Cycles and Increased Credit Risk

The steel industry is highly cyclical in nature and sensitive to general economic conditions. While we are generally affected by macroeconomic fluctuations in the Canadian, U.S. and global economies, we are particularly sensitive to trends in oil and gas exploration and transmission as well as trends in the construction, agricultural, and heavy equipment industries, which are important markets for our products. In addition, some of our customers were adversely affected by the recent U.S. economic recession, which has resulted in, and which may continue to result in defaults in the payment of accounts receivables owing. Although we use a variety of techniques to manage this exposure, including thorough credit checks and in some cases requiring security for credit, material losses due to economic downturns and customer defaults are possible.

Weakness in the Oil and Gas Industry and Fewer Large Diameter Pipe Projects

Sales of energy tubular products (including large diameter pipe) represent an important portion of IPSCO’s total sales tonnage. Energy tubular products (excluding large diameter pipe) business is dependent on the demand for and pricing of oil and natural gas which drives the number of active drilling rigs in both the United States and Canada. The large diameter pipe business is dependent on the existence of large pipeline projects. During times of lower demand from the oil and gas industry, we endeavor to shift steel production from tubular products towards steel mill products or cut-to-length products. Prolonged weakness in the oil and gas industry and the existence of fewer large pipe projects in combination with weakened plate demand could adversely affect our operations.

Input Costs

IPSCO’s principal raw material input is scrap metal. The price and availability of scrap are subject to several market forces, including demand by global steel producers, freight costs and scrap market speculation. Our operations also require substantial amounts of other inputs, such as alloys, electricity, and natural gas – the price and availability of which are also subject to market forces and government regulation. Significant input cost increases, without a commensurate increase in finished product base selling price or cost increase surcharge, hurts IPSCO’s financial results. IPSCO’s raw material surcharge has in 2004 effectively neutralized the impact of scrap increases. Other input increases have been absorbed in margins. If we were unable to receive sufficient inputs on a timely basis, production could be compromised and business results could be negatively affected.

IPSCO currently does not have long-term supply contracts for scrap metal and instead manages scrap cost volatility primarily by using two strategies. The first is our ownership of the General Scrap Partnership in Canada and the cultivation of close business relationships with major scrap yards and brokers throughout America. The second is to offset scrap charges with scrap surcharges attached to the base price for products. The scrap surcharge mechanism has been in place since January 1, 2004; however, the continued effectiveness of this mechanism cannot be determined. To manage the volatility of other input costs, IPSCO has long-term electricity contracts for the Regina, Montpelier and Mobile Steelworks and an active natural gas purchase program designed to reduce its exposure to fluctuations in spot prices through forward-priced physical gas purchases and financial hedging contracts.

Environmental Laws and Regulations

We are subject to comprehensive and continuously evolving environmental regulation of our operations. In particular, our Canadian operations could be affected by the Kyoto Protocol, which concerns the reduction of carbon dioxide, methane, and certain other “greenhouse gases” and is set to come into force in 2005. Management places a premium on sound environmental practice and compliance. IPSCO’s environmental management system involves a number of activities including: environmental audits of operations, projects and purchases; maintenance of emergency preparedness and environmental action plans and systems; oversight of programs by the Board of Directors; employee training; and active participation in industry associations and initiatives to manage environmental performance. All of IPSCO’s operating facilities have received ISO 14001 certification of their environmental management systems.

However, given the ever increasing stringency in environmental regulation and its application to the steel industry, there is a risk that IPSCO may not be in complete compliance with future environmental requirements or that IPSCO will incur future environmental liability that could have a material adverse effect on our operations.

Product Demand, Market Share

Decline in the Canadian and/or U.S. industrial economies could result in reduced demand for IPSCO’s steel products. IPSCO must achieve and maintain certain sales volumes for the various products manufactured at our facilities for these facilities to be economically viable over the long-term. A reduction in market demand that results in a reduction of sales of our products could have a material adverse effect on the Company’s earnings. Management continues to focus on gathering superior market intelligence about customer requirements and product alternatives, supporting its marketing operations and sales personnel with highly trained research and technical experts, and optimizing throughput rates, yields and quality as part of its efforts to increase product demand and maintain satisfactory market share.

Potential Equipment Failure

We use a systematic approach to routinely maintain all facilities and equipment. Nonetheless, there is risk of plant equipment failure, either because of maintenance issues or as the result of operational errors. Any such failure could adversely affect IPSCO.

Labor Activities

About 40% of our employees are represented by trade unions. Expiration dates of collective bargaining agreements vary between 2006 and 2007. Future labor negotiations and future union activities at other locations could have an adverse effect on IPSCO. Similarly, union activities and labor disruptions involving our suppliers could disrupt IPSCO business.

Bankruptcy Laws, Government Subsidies to North American Steel Producers and Diminished Entry and Participation Barriers

The substantial capital costs to construct steelworks, coupled with expensive labor contracts, traditionally posed a barrier to entry into the steel industry. Recent events, such as the emergence of International Steel Group Inc. prior to its acquisition by Mittal Steel, or the purchase of Tuscaloosa by Nucor, demonstrate the ability of prospective investors to secure plants and equipment, especially from those in financial distress, for significantly less capital than historically required. This, combined with the replacement of traditional labor contracts and new technology, could lead to new entrants to the steel industry or the reconstruction of existing participants with more competitive cost structures.

Outlook

IPSCO’s key product sectors of plate and energy tubular products continue to exhibit stable demand and, not unrelated, strong pricing levels. We exited 2004 at a very high level and this momentum has carried into 2005.

Our plate market demand has shifted from the rush of mid-2004 to a more orderly level where Original Equipment Manufacturers (OEM) accounts have access to the supplies they need and service center plate tonnage inventories are reasonably in line with their volume of business. As of year end, there have been some offerings of imported plate but not enough to impact domestic pricing in IPSCO’s primary markets. This balance of supply and demand should continue through 2005 but could unexpectedly be impacted by changes in exchange rates and the strength of domestic and foreign industrial demand, either of which may attract imports.

Currently, demand in the energy sector is driving energy tubular prices. Pricing remains strong. Movements in the price of scrap can be expected to impact the levels of revenue but over the course of the year, the impact on margins is expected to be neutral. No change in this pattern is anticipated, subject to the seasonal exposure to unfavorable weather conditions mainly in Western Canada. IPSCO’s tubular business is therefore focused on the energy sector and every effort is being made to meet the available market. In addition, we continue to pursue larger diameter pipe opportunities where available.

The results achieved in 2004 have allowed IPSCO to develop greater financial strength. We have reduced debt by 8% and common share dilution by redeeming $100 million in Subordinated Notes and CDN $150 million in preferred shares. As a result, diluted shares outstanding in future years will be 5.4 million lower than they would have been for 2004 had these redemptions not occurred. During the year we also doubled the dividend and created a stable financial platform from which we can maintain and improve on our low cost position, continue to be flexible between product markets and optimize our returns by adding value to our steel products and lessening exposure to commodity markets.

We expect to continue to generate significant cash flow in 2005 which we believe provides us with the flexibility to take advantage of additional growth drivers for our business. We have planned a series of capital expenditures in 2005 aimed at increasing revenue generated from our value-added focus and taking advantage of various cost reduction opportunities. The capital expenditures represent both growth and cost reduction opportunities and will include the following items:

•                  $30 million for normal maintenance

•                  $45 million for our previously announced heat treatment facility, and

•                  $25 million for a variety of additional projects identified.

Additional capital outlays may include investments in similar projects dependent on levels of free cash flow generated during 2005 and stability in the Company’s financial outlook and performance. Opportunistic acquisitions will also be considered that meet our strict return on capital requirements and fall within our existing business lines.

In conclusion, IPSCO expects another excellent year in 2005. The level of this profitability is subject, however, to the market and exchange risks already mentioned. Whatever market conditions we face, IPSCO will continue to seek opportunities to move our product mix to higher value niches in order to provide further growth and return for our stakeholders.